5/25

04030358

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME K. Wah Construction

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

FILE NO. 82- 3850

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlu

DAT : 5/25/04

K. WAH CONSTRUCTION MATERIALS LIMITED

Annual Report 2003

Our

We are a sizeable construction materials company continuously in search of excellence in all that we do. It is our mission to satisfy market demand and customer needs with high quality products and services. With vision, perseverance and teamwork, we strive to be a leader in the industry that we serve and to provide shareholders the best return on their investment.

The Company

The predecessor of **K. Wah Construction Materials Limited** was first listed on the Hong Kong Stock Exchange in 1991 as International Pipe Limited, a leading company in the manufacture, sale and distribution of concrete pipes and other precast concrete products. Currently, the Company's numerous subsidiary and associated companies supply various types of construction materials and products to both private and public sectors in Hong Kong and the Mainland. It is the most integrated construction materials company listed on the Hong Kong Stock Exchange and is also one of the five major construction materials suppliers in Hong Kong.

The founder and Chairman of the Company, Dr. Lui Che Woo, MBE, JP, LLD, DSSc embarked on the business in construction materials in 1955 when the first K. Wah company was established. Dr. Lui foresaw that the demand for construction materials would increase dramatically to cope with the rapid growth of population and economy of Hong Kong. Such prescience was fully borne out by the expansive evolution of the Company in the past decades.

The Company was restructured and renamed as K. Wah Construction Materials Limited in May 1997 after the acquisition of substantial construction materials businesses in Hong Kong and the Mainland from its holding company, K. Wah International Holdings Limited. At that time its business portfolio included quarrying, ready-mixed concrete, cement, other concrete products and asphalt. More recently it has further expanded into the slag business and the manufacture of PHC piles to enhance the vertical integration of the construction materials operations.

Besides the solid business foundation in Hong Kong, the Company is also progressive in strategic business developments in the Mainland. Operations have been set up in Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Maanshan, Huzhou, Zhuhai and Huidong. To match the expansion it has undergone organizational restructuring to enhance operational and cost efficiency. A localisation policy has also been implemented as part of this exercise.

Contents

Financial Calendar

DATES	EVENTS
17th September 2003	Announcement of results for the six months ended 30th June 2003
26th September 2003	Despatch to shareholders of 2003 interim reports
21st November 2003	Payment of 2003 interim dividend in both scrip form and cash
15th April 2004	Announcement of results for the year ended 31st December 2003
28th April 2004	Despatch to shareholders of annual reports for the year ended 31st December 2003 and circulars regarding the proposals for re-election of directors, general mandate to repurchase shares and amendment to Articles of Association
24th May 2004 to 31st May 2004 (both days inclusive)	Closure of Register of Members to ascertain entitlements to final dividend for the year ended 31st December 2003
31st May 2004	2004 annual general meeting
9th July 2004	Payment of 2003 final dividend in both scrip form and cash

MONTH	EVENTS
January	Shanghai K. Wah Concrete Piles Co., Ltd. commenced trial production
March	K. Wah Materials (Huidong) Ltd. Daya Bay Branch was established
April	The Group entered into a joint venture with Anhui Maanshan Iron and Steel Group to produce ready-mixed concrete
May	深圳嘉華混凝土管樁有限公司 commenced plant construction
June	K. Wah Materials (Huidong) Ltd. Daya Bay Branch and CNOOC & Shell Petrochemical Corporation entered into an exclusive agreement to supply ready-mixed concrete to build the largest Sino-foreign petrochemical plant in China
July	K. Wah Construction Products Limited and Hong Kong Polytechnic University entered into a co-operative agreement to produce "green" pavers
August	The Group entered into a joint venture agreement with Guangdong Shaoguan Iron & Steel Group to produce slag
October	Members of investment community visited K. Wah's operations in Shanghai
October	KWP Quarry Co. Limited won the Hong Kong Awards for Industry 2003 — Environmental Performance Award
December	The Group signed a joint venture agreement with Yunnan Kunming Iron & Steel Group to develop slag business
December	K. Wah celebrated its 10th anniversary in Shanghai

CHAIRMAN

Dr. Lui Che Woo, MBE, JP, LLD, DSSc

DEPUTY CHAIRMAN

Francis Lui Yiu Tung

MANAGING DIRECTOR

Chan Kai Nang

EXECUTIVE DIRECTORS

William Lo Chi Chung
Paddy Tang Lui Wai Yu
Joseph Chee Ying Keung

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. Charles Cheung Wai Bun, JP
Moses Cheng Mo Chi, OBE, JP
Yip Hing Chung, BBS, MBE, JP
James Ross Ancell

COMPANY SECRETARY

Steven Tong Kui Nam

AUDITORS

PricewaterhouseCoopers

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

SOLICITORS

Deacons
Masons

REGISTERED OFFICE

29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS

http://www.kwcml.com

STOCK CODE

SEHK 27

嘉華建材有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

註冊辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

股東週年大會(或其任何續會)適用之代表委任表格

本人／吾等*(註一)* ____________________

寓 ____________________

為嘉華建材有限公司(「本公司」)股本中每股面值港幣0.10元之股份*(註二)* __________ 股

之註冊持有人，茲委任*(註三)*會議主席或 ____________________

寓 ____________________

為本人／吾等之代表，代表本人／吾等出席於二零零四年五月三十一日星期一上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開之本公司上述會議，藉以考慮並酌情通過召開上述會議通告所載之各項議案，並於上述會議(或其任何續會)代表本人／吾等並以本人／吾等之名義，按以下所載指示對上述議案投票；倘無作出指示，則由本人／吾等之代表酌情決定投票。

請以「√」號在下列空格上，以表示　閣下欲如何處理　閣下之投票。

		贊成	反對
1.	省覽截至二零零三年十二月三十一日止年度之賬目及董事會與核數師報告書。	☐	☐
2.	宣派末期股息。	☐	☐
3.	選舉下列人士留任董事：		
	a. 鄧呂慧瑜女士	☐	☐
	b. 羅志聰先生	☐	☐
	c. 徐應強先生	☐	☐
	d. 顏志宏先生	☐	☐
	及釐定董事袍金。	☐	☐
4.	通過重聘本公司之核數師及授權董事會釐定其酬金。	☐	☐
5.	通過下列之普通決議案：		
	5.1 授予董事一般授權購買本公司之股份；	☐	☐
	5.2 授予董事一般授權配發、發行及處理本公司之新增股份；	☐	☐
	5.3 擴大上述5.2項之一般權力。	☐	☐
6.	通過為特別決議案修訂公司章程細則。	☐	☐

股東簽署：____________________　　　　日期：____________________

附註：

一、 請用正楷填上全名及地址。

二、 請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。

三、 股東可委任任何人士為其代表，而代表無須為本公司之股東，但須親自出席會議以代表　閣下。倘作出如此委任，請將「會議主席或」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。

四、 如屬聯名股東，則代表委任表格須由股東名冊上排名首位之聯名股東簽署。

五、 代表委任表格必須由　閣下或　閣下之正式書面授權人簽署；如股東為一有限公司，則須蓋上公司印鑑，或由公司負責人或獲正式授權之人員簽署。

六、 如表格經簽妥交回但欠明確指示，受委任代表可酌情決定投票。代表亦可對召開會議通告所述者以外而在會議上適當提呈之任何議案投票。

七、 本代表委任表格連同簽署人之授權書或其他授權文件(指如有而言)或經由公證人簽署證明之授權書或授權文件之副本，最遲須於會議(或續會)指定舉行時間不少於四十八小時前交回本公司之註冊辦事處，方為有效。

八、 本表格之每項更正，均須由簽署人簡簽示可。

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Registered Office
29th Floor, K. Wah Centre
191 Java Road, North Point, Hong Kong

FORM OF PROXY for use at the annual general meeting or any adjournment thereof

I/We *(note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(note 2)* ______________________________

shares of HK$0.10 each of K. Wah Construction Materials Limited (the "Company") hereby appoint *(note 3)* the Chairman of the meeting or ______________________________

of ______________________________

as my/our proxy to act for me/us at the said meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 31st May 2004 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Please indicate with a "√" in the spaces provided how you wish your vote(s) to be cast on a poll.

		For	Against
1.	To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2003.	☐	☐
2.	To declare a final dividend.	☐	☐
3.	To re-elect the following persons as directors:		
	a. Ms. Paddy Tang Lui Wai Yu	☐	☐
	b. Mr. William Lo Chi Chung	☐	☐
	c. Mr. Joseph Chee Ying Keung	☐	☐
	d Mr. James Ross Ancell	☐	☐
	And to fix the directors' remuneration.	☐	☐
4.	To re-appoint auditors and authorise the directors to fix their remuneration.	☐	☐
5.	To pass Ordinary Resolutions for the followings:		
	5.1 Giving a general mandate to the directors to purchase shares of the Company;	☐	☐
	5.2 Giving a general mandate to the directors to allot, issue and deal with additional shares of the Company;	☐	☐
	5.3 Extending the general mandate as approved under 5.2.	☐	☐
6.	To pass a Special Resolution for the amendment to Articles of Association.	☐	☐

Shareholder's Signature: ______________________________ Date: ______________________________

Notes:

1. Full name(s) and address to be inserted in BLOCK CAPITAL.
2. *Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).*
3. A member may appoint a proxy of his choice who need not be a member of the Company but must attend the meeting in person to represent you. If such an appointment is made, delete the words "the Chairman of the meeting or" and insert the name and address of the appointed proxy in the space provided.
4. In the case of joint holders, this form of proxy must be signed by the member whose name stands first on the register of members.
5. *This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, either under its Common Seal or under the hand of an officer or attorney duly authorised.*
6. If this form is returned duly signed but without a specific direction, the proxy may cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
7. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's registered office not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
8. Any alterations made in this form should be initialled by the person who signs it.

NOTICE IS HEREBY GIVEN that the 2004 annual general meeting of shareholders of K. Wah Construction Materials Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 31st May 2004 at 10:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2003;

2. To declare a final dividend for the year ended 31st December 2003;

3. To elect directors and fix the directors' remuneration;

4. To re-appoint auditors and authorise the directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "**THAT**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting."

5.2 "**THAT**

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held;

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 5.2 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

6. As special business, to consider and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) by adding the following definitions in Article 2 immediately before the definition of "Hong Kong":

""associate" in relation to any Director, shall have the meaning ascribed to it under Rule 1.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force;

"clearing house" shall mean a recognized clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any amendments thereto for the time being in force;

"Listing Rules" shall mean the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force;";

(b) by deleting the words "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, after allotment or lodgment of a transfer" in the third and fourth lines of Article 16 and substituting therefor the words "Listing Rules, after allotment or within 10 business days after lodgment of a transfer";

(c) by deleting the words "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" in the ninth and tenth lines of Article 16 and substituting therefor the words "Listing Rules";

(d) by adding the following new Article 16A immediately after Article 16:

"16A. For the purpose of Article 16, "business days" shall mean any day on which The Stock Exchange of Hong Kong Limited is open for the business of dealing in securities; and "transfer" shall mean a transfer duly stamped and otherwise valid, and shall not include such a transfer as the Company is for any reason entitled to refuse to register and does not register.";

(e) by deleting the words "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" in the third and fourth lines of Article 20 and in the second and third lines of paragraph (i) of Article 40 and substituting therefor the words "Listing Rules";

(f) by deleting the word "recognised" and the words "within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" in the first, second and third lines of Article 92A and the word "recognised" in the eighth line of Article 92A;

(g) by deleting the words "section 18 of the Securities (Disclosure of Interests) Ordinance 1988" in the third and fourth lines of Article 93(B) and substituting therefor the words "section 329 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto for the time being in force";

(h) by deleting the word "18" in the fifth line of Article 93(D) and substituting therefor the word "329";

(i) by deleting the words "section 24 of the Securities (Disclosure of Interests) Ordinance 1988" in the first and second lines of Article 93(E) and substituting therefor the words "section 334 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto for the time being in force";

(j) by adding the following new Article 93A immediately after Article 93(E):

"Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(k) by adding the following new Article 98(E) immediately after Article 98(D):

"An alternate Director shall be deemed to be the agent of the Director who appoints him and Director who has appointed a person (including another Director) to be his alternate Director shall be vicariously liable for any tort committed by the alternate Director.";

(l) by deleting the existing Article 105(B)(ii) in its entirety and substituting therefore the following Article 105(B)(ii):

"(ii) Subject to such exceptions specified in the articles of association as The Stock Exchange of Hong Kong Limited may approve, a Director shall not vote on any board resolution approving or be counted in the quorum in respect of any contract, arrangement or other proposal in which he or any of his associate(s) is/are to his knowledge materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any contract, arrangement or any other proposal for or concerning:

(a) the giving of any security or indemnity either:

(I) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(II) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(b) an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer; and/or

(c) any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or employee or shareholder or in which the director or his associate(s) is/are beneficially interested in shares or securities of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares or securities of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights attached to such issued shares or securities; and/or

(d) the benefit of employees of the Company or any of its subsidiaries or its associated companies including;

(I) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(II) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to both Directors, their associates and employees of the Company or any of its subsidiaries or its associated companies and does not provide in respect of any Director, or his associate(s) as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest(s) in shares or debentures or other securities of the Company.";

(m) by adding the words "or his associate(s)" after the words "(other than the chairman of the meeting)" in the second line of Article 105(B)(iii), adding the words "or his associate(s)" after the word "Director" in the seventh line of Article 105(B)(iii) and adding the words "or his associate(s)" after the word "chairman" in the thirteenth line of Article 105(B)(iii);

(n) by deleting the words "The latest date for lodgment of the said notices shall not be more than seven days before the date of such general meeting" in the fifth and sixth lines of Article 110 and substituting therefor the words "The period for lodgment of the said notice under this Article shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and ending no later than 7 days prior to the date of such general meeting provided that such period shall be at least seven days";

(o) by deleting the word "special" in the first line of Article 112 and substituting therefor the word "ordinary"; and

(p) by deleting the words "paragraph (c) of the proviso to Section 165" in the third line of Article 183(A) and substituting therefor the words "Section 165"."

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 28th April 2004

Notes:

1. The register of members will be closed from 24th May 2004 to 31st May 2004, both days inclusive, during which period no transfer of shares will be effected.

2. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.

3. A form of proxy for use in connection with the annual general meeting is enclosed. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.

4. Concerning agenda item 3 above, Ms. Paddy Tang Lui Wai Yu and Mr. Yip Hing Chung will retire by rotation at the Annual General Meeting. Ms. Paddy Tang Lui Wai Yu, being eligible, offers herself for re-election. Mr. Yip Hing Chung does not offer himself for re-election. Mr. William Lo Chi Chung, Mr. Joseph Chee Ying Keung and Mr. James Ross Ancell, being new directors appointed by the Board, shall hold office until the Annual General Meeting and being eligible, offer themselves for re-election. Details of the above Directors are set out in the circular enclosed with this Annual Report.

5. Concerning agenda item 5.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors is set out in a separate letter from the Company enclosed with this Annual Report.

6. Concerning agenda item 5.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal in additional shares in the capital of the Company.

7. Concerning agenda item 6 above, the directors wish to draw the attention of members to the circular enclosed with this Annual Report which contains, inter alia, reasons for amending the Articles of Association.



Chairman — **Dr. Lui Che Woo**, MBE, JP, LLD, DSSc

RESULTS

Turnover for the year ended 31st December 2003 was HK$1,130,894,000 which represents an increase of approximately 12% when compared to HK$1,010,999,000 of the preceding year.

Profit attributable to shareholders was HK$40,205,000 which decreased by approximately 35% when compared to HK$62,328,000 in 2002.

DIVIDENDS

The Board recommended to the forthcoming annual general meeting a final dividend of 1 cent per share payable to the shareholders whose names appear on the register of members of the Company on 31st May 2004 by way of scrip dividend with shareholders being given the option of electing cash. Together with the interim dividend of 1 cent per share, the total dividend for the year will be 2 cents per share. Subject to the approval of shareholders at the forthcoming annual general meeting, it is expected that the final dividend will be paid on 9th July 2004.

MARKET REVIEW

The first quarter of 2003 Hong Kong saw continued weak economy and consumer spending. The property market remained very soft as transaction volume shrank and prices slid. The setback in the property market spread to the construction and construction materials industries when the decrease in number of construction contracts caused a very difficult operating environment.

The impact of SARS (Severe Acute Respiratory Syndrome) hit the economy badly in the second quarter. Shortly after the SARS was over, the Beijing Central Government rolled out a series of measures to help Hong Kong to revitalize its economy. These measures include individual travel visa, Closer Economic Partnership Arrangement ("CEPA") and those still in the pipeline such as investment by national social security fund and Qualified Domestic Institutional Investors ("QDII") in Hong Kong stock market.

The economic situation improved in the second half of the year. The abovementioned measures have been making positive effect in stimulating spending and investment and hence revitalizing the entire economy. Economic recovery has caused unemployment seemingly peaked and a substantial improvement in the stock market. Meanwhile, financial institutions put up more optimistic economic projections for Hong Kong.

The local property market also turned much more positive and active in the latter half of the year. While transaction volume began to pick up as market sentiment improved, prices of luxurious residential units and grade A office units have increased significantly. The announcement of resumption of land auctions by the Hong Kong SAR Government in October 2003 was welcomed by the construction and construction materials industries. On the other hand, the construction materials industry began to stabilize after two years of market consolidation. Selling prices were seen going back to a more reasonable level and it is expected that civil construction contracts will increase at the same pace of recovery as the property market.

BUSINESS REVIEW

2003 is still a rather difficult year to the Group. The setback in the Hong Kong market has created negative impact to market operators in different degrees. For the Group, profitability could still be maintained although margins have been severely cut back. Credits should go to the Group's solid base and the concerted effort of our staff who also took this opportunity to improve operational efficiency in preparation for market recovery.

The Group formulated a plan in mid-2002 to expand its presence in Mainland China to capture the growing market. Since then, a total of 19 new projects have been approved for investment and almost half of them are for "green" products and high value-added products that command high entry barriers in the marketplace. The Group's strategy is to continue to diversify into upstream products. 10 out of the 19 projects have become operational in 2003 or before and there will be 6 in 2004 and 3 in 2005 to follow.

Slag is one of the strategic focuses of the Group's new product plan. It is a waste product generated from the blast furnaces in the steel refinery process. Traditionally it commands no commercial value but advancement in scientific technology has made it possible to make use of slag by grinding them into powder form after additional refinery processes and applying them in cement and concrete production. Slag powder is now being used to substitute up to a maximum of 60% of cement but at a much lower cost of production than that of cement. Slag is not only economical, but more importantly, it also reduces environmental pollution caused by industrial wastes and helps preserve natural resources. As a result, the Mainland China government is committed to promote the use of this new type of "green" construction material in recent years. The joint venture slag project with Beijing Shougang Group has commenced production in February 2004 with satisfactory results and there will be three more joint venture plants with other steel companies coming into operation over the next twelve months.

Besides slag, the Group develops other environmentally friendly products such as aerated light weight concrete and recycled aggregates. It is also working intensively with Hong Kong Polytechnic University on "green" road pavers that are capable to absorb toxic materials in the air and hence making contribution to household hygiene and protection of the environment.

The Group's rock quarrying operating arm in Hong Kong, KWP Quarry Co. Limited ("KWP Quarry"), claimed the Environmental Performance Award in 2003 Hong Kong Awards for Industry in recognition of the Group's continuous environmental protection effort. To the contrary of the customary dusty and noisy impression of a typical rock quarry, KWP Quarry is achieving much higher standards than the official government standard in control of air, water and noise pollution and vibration from blasting.

OUTLOOK

The goals for 2004 are to further strengthen the Hong Kong business and to implement the new investments in Mainland China. The management believes that our Hong Kong business should show improvements in 2004 in light of economic recovery and market consolidation. On the Mainland China front, it is expected that the growing housing and infrastructure sector and the forthcoming 2008 Beijing Olympics and Expo 2010 Shanghai will continue to bring continuing growth and prosperity to the Group's business. The Group will also maintain its track on integrating into upstream products that are characterized by higher technology content and bigger barrier to new entrants.

Through investment in new products, the Group is evolving to provide a stronger base for future earnings and to pave for the next stage of growth.

OUR STAFF

People are the most valuable assets of K. Wah. The Group believes the success of the Group's business depends upon the competence and dedication of its staff.

The Group lost a very capable colleague in 2003. Dr. Chan Nai Keong, Non-Executive Director of the Company, sadly passed away on 9th May 2003. Dr. Chan has made tremendous contribution to the Group during his service and his death is regretted by all members of the Board.

The Group welcomes the appointment of Mr. William Lo Chi Chung, Group Finance Director, and Mr. Joseph Chee Ying Keung, Head of Southern China Business Division, as Executive Directors and also Mr. James Ross Ancell as Independent Non-executive Director of the Company. The Group is confident that their appointments will bring valuable contributions to the Group.

Lastly, my hearty gratitude goes to the directors, the management team and all staff for their hard work and contribution in 2003.

Dr. Lui Che Woo
Chairman

Hong Kong, 15th April 2004

The Group is committed to high standards of corporate governance. To accomplish this, the Group exercises corporate governance through the following Boards and Committee:

1. **Board of Directors**

The Board of Directors comprises the Chairman, Deputy Chairman, both Executive and Non-Executive Directors. The Board of Directors is principally accountable to the shareholders and is responsible for overall management of the Company.

The Board of Directors meets formally four times a year and has formal procedures on matters for consideration and decision. The Board of Directors has delegated the responsibility for the day to day management of the Group's operation to an Executive Board.

The current members of the Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu, Mr. Joseph Chee Ying Keung, Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi, Mr. Yip Hing Chung and Mr. James Ross Ancell.

2. **Executive Board**

The Executive Board consists of Executive Directors and is principally accountable to the Board of Directors on day to day management of the Group's operation. The Executive Board meets regularly and monitors the operations and acts as mentor management.

The current members of the Executive Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung.

3. **Audit Committee**

In compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Directors have approved the establishment of an audit committee and have formulated its written terms of reference setting out its authority and duties, including the review of matters concerning the Group's financial reporting process.

The current members of the Audit Committee are Dr. Charles Cheung Wai Bun and Mr. Moses Cheng Mo Chi.

The Audit Committee meets at least twice a year for review of annual results and interim results. Our Audit Committee Members are vocal and they bear a high degree of individual responsibility. To ensure that the Group is run in an open and transparent manner, the Committee has recommended the review of the Group's interim financial information by auditors.

The Group's particular efforts to lay the seeds of corporate governance in its Mainland operations have reaped favourable results. We made our Mainland staff aware of the internal policies and control system and by all means, enforce them. Our Mainland management has become more disciplined and accommodating towards compliance with the Group's internal policies and control system. Embodiment of good practice standards not only in Hong Kong, but also in our Mainland investments, aligns with the Group's long term strategies.

For the year ended 31st December 2003, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited.

REVIEW AND OUTLOOK OF OPERATION

Overview

Turnover and profit before taxation for the year ended 31st December 2003 were HK$1,131 million and HK$42 million, as compared to HK$1,011 million and HK$70 million for the year ended 31st December 2002 respectively. The Group's turnover was slightly higher than last year but the profit before taxation decreased by approximately 40% from last year due to deteriorating market environment in Hong Kong.

Despite additional contribution from the gradual phasing in of certain new projects in the Mainland China, the profit of the Group as a whole decreased as compared to last year. Set out below is the geographical analysis of the Group's operating result for 2003.

	Hong Kong *HK$'000*	Mainland *HK$'000*	Group *HK$'000*
Turnover	537,482	593,412	1,130,894
Operating profit	13,831	25,581	39,412
Finance costs	(4,639)	(869)	(5,508)
Share of profits less losses of			
Jointly controlled entities	18	6,856	6,874
Associated companies	998	—	998
Profit before taxation	10,208	31,568	41,776
Taxation			341
Profit after taxation			42,117
Minority interests			(1,912)
Profit attributable to shareholders			40,205

TURNOVER BY GEOGRAPHICAL SPREAD

		2003	2002
		HK$'000	*HK$'000*
A	Hong Kong	**537,482**	553,060
B	Mainland China	**593,412**	457,939
		1,130,894	1,010,999

2003


A (48%)
B (52%)

2002


A (55%)
B (45%)

GROSS ASSETS BY GEOGRAPHICAL SPREAD

		2003	2002
		HK$'000	*HK$'000*
A	Hong Kong	**1,048,713**	941,581
B	Mainland China	**728,893**	614,668
		1,777,606	1,556,249

2003


A (59%)
B (41%)

2002


A (61%)
B (39%)

Business in Hong Kong

In 2003, the economy of Hong Kong has further worsened due to the outbreak of SARS and the war in Iraq. However, with the initiatives taken by the Central Government, there were signs that the local economy has begun to regain luster in the last quarter of 2003.

Notwithstanding such a difficult environment, our Group has achieved a comparatively satisfactory performance among the industry in Hong Kong for the year. Besides maintaining a cost efficient operation, the Group has continued to explore new business opportunities to enhance our profit contribution. Capitalizing on our sound track records among the industry as well as our reputation in terms of product quality and customer services, we have successfully extended our ready-mixed concrete business to Daya Bay, Huidong and was awarded the ready-mixed concrete supply contract for the CNOOC and Shell Petrochemical Complex at Huizhou. Furthermore, a pile factory has been set up in Shenzhen during the year and production commenced recently supplying concrete piles to nearby markets.



1

Commitment to Health, Safety & Environmental Protection Mission to Quality Products & Services


嘉華水泥

3






香港工業獎
2003 HONG KONG AW
FOR INDUSTRY





1. KWP Quarry, Anderson Road, Hong Kong
2. All products are subject to stringent quality control and assurance
3. Automatic sprinkler system helps reduce dust emission
4. KWP Quarry Co. Limited won the environmental performance award in Hong Kong Awards for Industry 2003
5. Health, Safety and Environmental Protection Promotion Day
6. Staff who have outstanding performance in health, safety and environmental protection were recognized
7. Rehabilitation of KWP Quarry



The Group is environmental-minded and has continued to explore business opportunity on environmental friendly products. In July, the Group had entered into a contract with Hong Kong Polytechnic University for the manufacture of paving blocks designed by the University using recycled construction materials. Production of these paving blocks commenced and are now being supplied to the market.

The rehabilitation work of KWP Quarry Co. Limited at Anderson Road Quarry in which the Group has a 63.5% interest is proceeding in accordance with the planned schedule. The subsidiary has met the third milestone on time in accordance with the contract with the Hong Kong SAR Government.

The Group will continue to seize business opportunities in the emerging market along the Pearl River Delta area.

Business in Mainland China

The success of the Group's expansion strategy in Mainland has built a solid platform for the Group to maintain a continued growth in future. The new projects which commenced operation as planned, have provided additional contribution to the Group during the year. In addition to the joint venture set up with Maanshan Iron & Steel Group for the manufacture of slag, the Group has also entered into agreements with Shougang Group, Guangdong Shaoguan Iron and Steel Group and Kunming Iron and Steel Group to set up joint ventures in Beijing, Shaoguan and Kunming respectively for the manufacture of slag. When all these joint ventures gradually come into operation, the Group will become one of the largest suppliers of slag in the Mainland and it is envisaged that all these projects will bring in good contribution to the Group.

The sales volume of our Shanghai operations has continued to grow as compared to last year. The Group's wholly owned quarry in Huzhou has begun supplying aggregates to the Shanghai market during the year. This will enhance the competitiveness of our Shanghai ready-mixed concrete operation, which help to strengthen the Group's leading position in the industry.

In order to capitalize on the growing ready-mixed concrete market in Nanjing and Maanshan, the Group has set up ready-mixed concrete plants in these areas during the year. Both plants have brought in satisfactory profit contribution to the Group. The performance of the Group's pile factory in Shanghai, which commenced operation in early 2003, was satisfactory and has made contribution to the Group.

The Group's quarry operation in Beijing, the Beijing Shoujia Stone Co., Ltd., in which the Group has 55% interest, has achieved increases both in sales volume and profit contribution. The Beijing 2008 Olympic Games, massive housing projects and associated infrastructure works have resulted in a surge in demand for quality ready-mixed concrete in Beijing. To seize such valuable opportunity, the Group has set up a ready-mixed concrete plant, Beijing K. Wah Gaoqiang Concrete Co., Ltd., to serve the growing market in Beijing. The operation has commenced production during the year and the performance was satisfactory. The Group will continue to look for suitable investment opportunities in the area in order to broaden our income base.

In Guangzhou, the market condition has improved during the year although it remained competitive. The Group's cement operation, Guangzhou K. Wah Nanfang Cement Limited, in which the Group has 50% interest has recorded a satisfactory result in 2003. Both turnover and profit contribution have increased over last year. The Group is considering to further expanding the cement production facilities when appropriate to enhance the profitability of the joint venture.

Technology Investment

According to the strategic mandate, the Group has continued to maintain a balanced investment portfolio similar to that of last year and the total investments at 31st December 2003 stood at approximately HK$116 million, same as last year.

AWARDS

In pursuit of improvement, the Group has participated in various competitions during 2003 and is pleased to report the following awards:

Awards in Hong Kong

K. Wah Construction Materials Limited again received the "Caring Company Award" in 2003 granted by the Hong Kong Council of Social Service in recognition of the Company's commitment to social responsibility. Through voluntary work organised by the KWCM Social Club, the Company aims to inculcate a sense of benevolence among its employees towards society.

KWP Quarry Co. Limited won the 2003 Hong Kong Awards for Industry — Environmental Performance.

Awards in Mainland China

Guangzhou K. Wah Nanfang Cement Limited continues to win the "全國第九次水泥品質指標檢驗大對比全優單位".

K. Wah Quarry (Huzhou) Company Limited won the "中國環保優質建材".


嘉華

Mainland New Construction Materials Production Plants




南京嘉华混凝土有限公司
NANJING K.WAH CONCRETE
2


5


3


6


4

1,6. 深圳嘉華混凝土管樁有限公司
2. Nanjing K. Wah Concrete Co., Ltd.
3. Shanghai K. Wah Concrete Piles Co., Ltd.
4. Members of investment community visited Shanghai K. Wah Concrete Piles Co., Ltd.
5. K. Wah Materials (Huidong) Ltd. Daya Bay Branch
7. 北京首鋼嘉華建材有限公司 (For slag production)





New Investment Projects



1. Picture taken during management of Beijing Shougang Group visiting K. Wah's Hong Kong headquarters
2. K. Wah entered into a joint venture with Anhui Maanshan Iron & Steel Group for the production of environmental friendly products
3. K. Wah and Hong Kong Polytechnic University joined hands to produce "green" pavers



Hong Kong	
Company	Award
K. Wah Construction Materials Limited	— 2003 Caring Company
K. Wah Concrete Company Limited	— 荃灣二區與汀九間青山公路改善合約編號：HY/2000/02施工安全嘉許
KWP Quarry Co. Limited	— 2003 Hong Kong Awards for Industry — Environmental Performance Award — Certificate of Merit for Good Housekeeping Plan — Certificate for Satisfying the Workplace Hygiene Assessment Criteria
Mainland China	
Company	Award
K. Wah Stones (Zhu Hai) Company Limited	— 珠海市2002年至2003年度安全生產先進單位
K. Wah Materials (Huidong) Limited	— 嘉華特種混凝土系列產品 — 3.15質量服務信譽保證產品
Guangzhou K. Wah Nanfang Cement Limited	— 廣東省水泥企業化驗室驗收合格証 — 全國第九次水泥品質指標檢驗大對比全優單位 — 2003年度水泥物檢化學分析對比定值單位 — 2003年全省水泥品質指標大對比全合格單位 — 廣東省工業品價格調查先進企業 — 廣東省水泥協會先進會員單位 — 廣東省水泥行業質量效益型先進企業
Shanghai Jiajian Concrete Co., Ltd.	— 2003年度上海市混凝土行業「質量誠信杯」榮譽稱號
Shanghai Xincai Concrete Co. Ltd.	— 2003年度先進企業稱號
Shanghai Jia Shen Concrete Co., Ltd.	— 2003年度上海市混凝土行業「質量誠信杯」榮譽稱號
Shanghai Gang Hui Concrete Co., Ltd.	— 2003年度上海市混凝土行業「質量誠信杯」榮譽稱號 — 2003年度徐滙區區域內建設工程質量檢測單位先進集體
Shanghai Bao Jia Concrete Co., Ltd.	— 2003年度上海市混凝土行業「質量誠信杯」榮譽稱號 — 2003年度月浦鎮「十強企業」光榮稱號 — 計量合格確認証書
K. Wah Quarry (Huzhou) Company Limited	— 中國環保優質建材
Maanshan Masteel K. Wah Concrete Co., Ltd.	— 全國工程建設質量管理優秀小組 — 全國冶金系統 QC 發佈會成果一等獎 — 馬鞍山市2003年度預拌混凝土攪拌站檢查結果第一名
Nanjing K. Wah Concrete Co., Ltd.	— 「重合同，守信用」單位 — 「南京混凝土協會」會員資格 — 揚子 — 巴斯夫安全通報嘉獎 — 安全生產優勝單位

FINANCIAL POSITION AND GEARING RATIO

The financial position of the Group has continuously improved during the year. At 31st December 2003, the shareholders' funds increased by 1.5% to HK$1,414 million from HK$1,393 million as at 31st December 2002 and the Group's gross assets employed increased by 14.3% to HK$1,778 million from HK$1,556 million as at 31st December 2002.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was practically at a debt free level at both 31st December 2003 and 31st December 2002.

SOURCES OF FUNDING

		2003 HK$'000	2002 HK$'000
A	Share capital	**125,893**	124,321
B	Capital reserve	**548,465**	550,037
	Revenue reserves	**712,542**	690,849
D	Revaluation reserve	**27,363**	27,363
E	Minority interests	**147,891**	145,334
	Long-term liabilities	**200,800**	—
	Non-current liabilities	**14,652**	18,345
		1,777,606	1,556,249

2003


G (1%)
F (11%)
A (7%)
E (8%)
D (2%)
B (31%)
C (40%)

2002


F (0%)G (1%)
E (9%)
A (8%)
D (2%)
C (45%)
B (35%)

LIQUIDITY AND FINANCIAL RESOURCES

The Group continues to maintain a strong cash position. As at 31st December 2003, total cash and bank balances were HK$306 million as compared to HK$283 million as at 31st December 2002. The Group's liquidity remains strong and the Group has sufficient cash and available banking facilities to meet its commitment, working capital requirements and future assets acquisition.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Details of charges on group assets are set out in note 13 to financial statements.

CONTINGENT LIABILITIES

Details of contingent liabilities are set out in note 33 to financial statements.

EMPLOYEES

Employees and Remuneration Policy

The Group, excluding associated companies and jointly controlled entities, employs about 1,960 employees in Hong Kong and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$151 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.

Human and Organization Development

We promote learning by sponsoring employees to attend external and internal training courses in a wide range of areas such as knowledge of the Group and its businesses, business integrity and ethics, presentation and technical skills, quality awareness and safety, language and computer software applications in addition to tailor-made management development programs.

To augment the Group's present expansion, localization plan and future development in the Mainland, we continue with our Management Trainee Program to recruit high potential graduates and develop them to be our future managers. In alliance with Tongji University, Shanghai, a training plan was formulated to upgrade and strengthen the technical and managerial competencies of our technical, middle and senior managerial employees.

To operate more effectively, we also continue to promote greater transparency, delegation, ownership and better decision making among our senior management team.

Health, Safety and Environment

Health, safety and environmental protection (HSE) are integral parts of the Group's business. It is a shared initiative between the Group and all those concerned to give due consideration to stakeholders' HSE needs in our operations.

The Group applies both international and local standards and practices aimed at providing a safe and healthy workplace for its employees, and protecting the environment. The Group implements a comprehensive HSE system with a range of initiatives that include promoting safe and green working practices, managing hazards and environmental impacts that might arise, and providing training to its employees.

In 2003 the Group has successfully reduce the frequency rate (the number of lost time injuries per 100,000 hours worked in the year) of Hong Kong operations by 75% from 0.8 in 2000 to 0.2 in 2003 (figure below). The Group has also deployed the system in its Mainland operations.


Frequency Rate of HK Employees (2000-2003)
Frequency Rate
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
2000
2001
2002
2003
Year

To carry forward the past and forge ahead into the future, K. Wah Construction Materials Limited continues widening the involvement of community service, injecting inspiring ideas of innovative services to fulfill the commitment of a socially responsible corporate citizen.

It is of the Group's belief that aside from providing attractive financial return to its shareholders, the Group should also contribute to the social development of the community.

Through active participation in social activities, a staff volunteer managed KWCM Social Club has consistently been an enthusiastic supporter as well as a social service partner of various social organizations in the community. The staff members contribute their leisure time to plan, organize and participate in the social voluntary activities with the full support by the Group.

A series of activities have been organized or participated by the staff members throughout the year such as :

- "Marine Park Ambassador Scheme" by Agriculture, Fisheries and Conservation Department
- Environmental Workshop of "Cultivating a Green Generation"
- Courtesy visit and sponsor to elderly home
- "HK O! Day" by Salvation Army
- "Challenging 12 Hours" by Sowers Action
- "Blood Donation Campaign" by Hong Kong Red Cross

K. Wah Construction Materials Limited is with great pleasure to be named a "Caring Company for 2003–2004" by the Hong Kong Council of Social Services in recognition of the social involvement by the Group as a good corporate citizen.

In the coming year, apart from the existing service, the Group will develop its own social services volunteer team to better serve the society with the continuation of linking up different community partners to help more people in need in order to well-demonstrate its commitment as a responsible corporate citizen.

	Nine months ended 31st December 1999 HK$'000	Year ended 31st December 2000 HK$'000	Year ended 31st December 2001 HK$'000	Year ended 31st December 2002 HK$'000	**Year ended 31st December 2003 HK$'000**
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Turnover	812,566	1,093,521	1,082,615	1,010,999	**1,130,894**
Profit attributable to shareholders	143,465	166,276	112,801	62,328	**40,205**
Dividends	64,702	74,156	48,330	24,829	**25,168**
Earnings per share (cents)	13.4	15.2	9.6	5.1	**3.2**
Dividend per share (cents)	6.0	6.5	4.0	2.0	**2.0**
CONSOLIDATED BALANCE SHEET					
Property, plant and equipment	786,475	711,286	675,498	740,946	**802,153**
Jointly controlled entities and associated companies	200,559	257,656	263,851	211,571	**253,547**
Other non-current assets	74,653	98,784	141,709	240,974	**240,727**
Net current assets	440,730	444,534	423,790	362,758	**481,179**
Employment of assets	1,502,417	1,512,260	1,504,848	1,556,249	**1,777,606**
Share capital	107,084	115,166	121,674	124,321	**125,893**
Reserves	1,048,211	1,161,642	1,235,958	1,268,249	**1,288,370**
Shareholders' funds	1,155,295	1,276,808	1,357,632	1,392,570	**1,414,263**
Minority interests	132,208	128,543	125,547	145,334	**147,891**
Long term liabilities	196,109	86,563	—	—	**200,800**
Other non-current liabilities	18,805	20,346	21,669	18,345	**14,652**
Capital employed	1,502,417	1,512,260	1,504,848	1,556,249	**1,777,606**
Net assets per share (dollars)	1.08	1.11	1.12	1.12	**1.12**


TURNOVER
HK$ Million
1,200
1,000
800
600
400
200
0
12/99*
12/00
12/01
12/02
12/03
Year


EARNINGS PER SHARE
HK Cents
25
20
15
10
5
0
12/99*
12/00
12/01
12/02
12/03
Year


NET ASSETS VALUE PER SHARE
HK$
1.2
1.0
0.8
0.6
0.4
0.2
0
12/99*
12/00
12/01
12/02
12/03
Year


DIVIDEND PAYMENTS AND
NET PROFIT ATTRIBUTABLE
TO SHAREHOLDERS
HK$ Million
200
180
160
140
120
100
80
60
40
20
0
12/99*
12/00
12/01
12/02
12/03
Year
Net profit attributable to shareholders
Dividend


DIVIDEND PER SHARE
HK Cents
8
7
6
5
4
3
2
1
0
12/99*
12/00
12/01
12/02
12/03
Year
Final dividend
Interim dividend

* *Nine months ended*

BIOGRAPHICAL INFORMATION OF DIRECTORS

Executive Directors

Dr. Lui Che Woo, **MBE, JP, LLD, DSSc**, aged 74, the founder of the Group, has been a director of the Company since 1991 and is the Chairman of the Company. Dr. Lui was appointed as director and Chairman of K. Wah International Holdings Limited in 1989. He has over 45 years' experience in quarrying, construction materials and property development. He is also a former Chairman of Hong Kong Contract Quarry Association, Institute of Quarrying (Hong Kong Branch) and Tung Wah Group of Hospitals. Dr. Lui is also the Chairman of The Federation of Hong Kong Hotel Owners and the President of Tsim Sha Tsui East Property Developers Association. Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference. He was also a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. He is also the Chairman of China Association (H.K.) for Science and Society, the Founding President of Hong Kong - Guangdong Economic Development Association and an Honorary President of Hong Kong - Shanghai Economic Development Association. Dr. Lui is the father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Mr. Francis Lui Yiu Tung, aged 48, joined the Group in 1979. He has been a director of the Company since 1987 and is the Deputy Chairman of the Company. Mr. Lui has also been an executive director of K. Wah International Holdings Limited since 1989 and is the Managing Director of K. Wah International Holdings Limited. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is also a member of the Town Planning Board. He is a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Lui Che Woo.

Mr. Chan Kai Nang, aged 58, joined the Group in 2002 and has been an executive director and Managing Director of the Company since 2003. He is a fellow of The Association of Chartered Certified Accountants, an associate of The Hong Kong Society of Accountants and The Chartered Institute of Management Accountants. Mr. Chan has been a top level executive with substantial experience in major multinational and local corporations. He had been the regional controller and senior executive of these corporations for many years.

Mr. William Lo Chi Chung, aged 44, joined the Group in 2003 and is the Group Finance Director. He has been a director of the Company since 2004. Mr. Lo has also been an executive director of K. Wah International Holdings Limited since 2004. Mr. Lo holds a master degree in Business Administration from University of Warwick in the UK and a Professional Diploma in Accountancy from Hong Kong Polytechnic. He is a fellow member of Hong Kong Society of Accountants and a fellow member of Chartered Association of Certified Accountants. He has over 20 years of broad experience in auditing, accounting and financial management, corporate finance and strategic planning.

Ms. Paddy Tang Lui Wai Yu, aged 50, joined the Group in 1980 and has been a director of the Company since 1991. She is also an executive director of K. Wah International Holdings Limited. She holds a bachelor of commerce degree from McGill University, Canada. She is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang is a member of the Election Committee of the HKSAR. She is also a member of the Hong Kong Arts Development Council and a member of the Antiquities Advisory Board. Ms. Tang is a daughter of Dr. Lui Che Woo.

Mr. Joseph Chee Ying Keung, aged 46, joined the Group in 1982 and has been a director of Company since 2004. Mr. Chee holds an International Master degree in Business Administration from University of South Australia and a Bachelor degree in Mechanical Engineering from University of Western Ontario in Canada. He is a fellow member of The Institute of Quarrying and has over 22 years of broad experience in the construction materials industry including operations and management, technical and quality assurance, environmental protection, commercial and strategic planning. He is currently the Chairman of Hong Kong Contract Quarry Association and a member of the Working Group on Construction Waste of the Provisional Construction Industry Co-ordination Board. He was the past Chairman of The Institute of Quarrying (Hong Kong Branch) from 1998 to 2000.

Independent Non-executive Directors

Dr. Charles Cheung Wai Bun, **JP**, aged 67, joined the Group in 1986. He was an executive director of the Company since 1987 and became a non-executive director since 1995. He is also a non-executive director of K. Wah International Holdings Limited. He holds an honorary doctor degree, a master degree and a bachelor of science degree in business administration. He had been in the banking business for over twenty-two years and held senior management positions. He is the Group Chief Executive and Executive Deputy Chairman of Mission Hills Group. He is also a non-executive director of Pioneer Global Group Limited, Prime Investments Holdings Limited and B&S Entertainment Holdings Ltd. Dr. Cheung was a former director and Adviser of the Tung Wah Group of Hospitals. He is a Vice Chairman of Guangdong Province Golf Association. Dr. Cheung was awarded the Directors of the Year Awards 2002 of Listed Company Non-Executive Director. Dr. Cheung was appointed by HKSAR Government as a member of Estate Agents Authority on 1st November 2002.

Mr. Moses Cheng Mo Chi, **OBE, JP**, aged 54, has been a director of the Company since 1996. Mr. Cheng is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors. Mr. Cheng is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He is a former member of the Legislative Council.

Mr. Yip Hing Chung, **BBS, MBE, JP**, aged 81, has been a director of the Company since 1991. He has over 20 years' experience in the manufacture of concrete pipes. He is also the Chairman & Managing Director of Gemmy Development Co, Ltd., the Chairman of Frank Light Development Ltd., Carriana Chiu Chow Restaurant Ltd. and Guangzhou Hong Hui House Property Development Co. Ltd. and a Director of Tak Sing Alliance Holdings Ltd. Mr. Yip is the Permanent Honorary President of the Hong Kong Chiu Chow Chamber of Commerce Limited, the Honorary President of the Chinese Manufacturers' Association of Hong Kong, 香港廣東社團總會 and the Hong Kong Chiu Chow Public Association. He is also an executive member of New Territories Heung Yee Kuk.

Mr. James Ross Ancell, aged 50, has been a director of the Company since 2004. He holds a Bachelor degree in Management Studies from University of Waikato in New Zealand. He is a member of the Institute of Chartered Accountants of New Zealand and has nearly 30 years of broad experience in building materials and construction sectors, waste management and recycling business gained from multinational corporations. He is currently the Chairman of Churngold Construction Holdings Limited in the UK, a leading specialist groundworks subcontractor carrying out groundworks and road surfacing and has a separate remediation business, cleaning up sites contaminated by previous industrial activity.

BIOGRAPHICAL INFORMATION OF SENIOR MANAGEMENT

Mr. John Roy Swainston, aged 67, joined the Group in 1981 and is the Director, Eastern Region Construction Materials. He has over 36 years' operational and management experience in construction materials industry.

Mr. Albert Law Yu Kwan, FCMA, AHKSA, FAIA, FRFP, aged 54, joined the Group in 1997 and is the Financial Controller. He is currently the Vice President of The Chartered Institute of Management Accountants (Hong Kong Division) and Chairman of Enterprise Governance Committee. He is also a member of the Accounting Advisory Board, School of Business, The University of Hong Kong. He has over 34 years' experience in internal auditing, accounting, corporate finance, treasury and management consulting.

Mr. Xu Bin Bin, MEng, aged 44, joined the Group in 1996 and is the General Manager, Western Region Construction Materials. He has over 19 years' research, operational and management experience in construction materials industry.

Mr. Danny Chung Fuk Wing, BASc, MBA, CEng, MIEE, MHKIE, MIE(Aust), aged 47, joined the Group in 1997 and is the General Manager, Beijing Construction Materials. He has over 19 years' operational and management experience in construction materials business.

Mr. Samuel Gow Cheng Pak, BEng, MEng, MBA, aged 46, joined the Group in 2004 and is the General Manager, Yangtze River Delta, Eastern Region Construction Materials. He has over 19 years' operational and management experience in construction materials business.

Mr. Steven Tong Kui Nam, BSocSc, aged 45, joined the Group in 1981 and is the Company Secretary. He has over 19 years' experience in legal and company secretarial matters.

Mr. Cheung Wing Hong, FHKSA, FCCA, aged 45, joined the Group in 1989 and is the General Manager, Finance. He has over 23 years' experience in finance, accounting and auditing.

Mr. Paul Roger Fowler, BSc, MSc, MBA, MHKIE, CEng, FIMM, CGeol, aged 53, joined the Group in 1996 and is the General Manager, Planning and Development. He has over 28 years' managerial and technical experience in consultancy and civil engineering projects.

Mr. Gary Choi Siu Wah, BSc, MBCS, CEng, MISACA, aged 50, joined the Group in 1998 and is the General Manager, EDP. He has over 24 years' operational and management experience in information technology.

Mr. Albert Lau Ping Kwong, BBA, MBA, aged 53, joined the Group in 2003 and is the General Manager, Human Resources and Administration, Eastern Region Construction Materials. He has over 23 years' experience in human resources management and administration.

Mr. Cheung Hon Wan, MA, ACMA, AHKSA, aged 47, joined the Group in 2004 and is the General Manager, Finance, Eastern Region Construction Materials. He has over 22 years' experience in finance and management consulting.

Mr. Chow Shu Yee, aged 57, joined the Group in 1994 and is the Deputy General Manager of K. Wah Construction Products Limited and K. Wah Materials Limited, Southern Region Construction Materials. He has over 33 years' experience in production management, sales and marketing and accounting and finance, a very substantial period of which is gained from senior management level.

Mr. Wang Yi Liang, BEcon, aged 40, joined the Group in 1997 and is the Deputy General Manager, Business Development cum Beijing Representative. He has over 14 years' experience in business development.

Mr. Johnny Ng Yuk Kay, BSc(Eng), MBA, aged 41, joined the Group in 1987 and is the General Manager, Shanghai RMC Operations, Eastern Region Construction Materials. He has over 19 years' experience in operational and management and business development of consultation materials, as well as engineering project management and organization development.

Mr. Raymond Ng Kam Mun, BCom, MBA, MAEB, ASA, ACS, ACIS, FIQ, aged 42, rejoined the Group in 1991 and is the Deputy General Manager of K. Wah Quarry Company Limited, K. Wah Block Company Limited, K. Wah Stones (Zhu Hai) Company Limited and Construction Materials Limited, Southern Region Construction Materials. He has over 20 years' operational and management experience in construction materials business.

Mr. Alfred Ho Ka Lok, MBA, MHKIE, CPM(HK), MHKIM, aged 43, rejoined the Group in 1992 and is the Deputy General Manager of K. Wah Concrete Company Limited, Southern Region Construction Materials. He has over 22 years' operational and management experience in construction materials business.

Mr. John Tam Kwan Kwan, BSc, aged 42, rejoined the Group in 1989 and is the Deputy General Manager of Barichon Limited and Doran (Hong Kong) Limited and the General Manager of K. Wah Construction Products (Shenzhen) Company Limited, Doran Construction Products (Shenzhen) Company Limited and Shenzhen K. Wah Concrete Pile Company Limited, Southern Region Construction Materials. He has over 15 years' operational and management experience in construction materials industry.

Ms. Teresa Tham Kit Wan, LLB., Solicitor, aged 43, joined the Group in 1998 and is the Deputy General Manager, Legal. She has over 18 years' experience in legal and company secretarial field.

Mr. Chen Wei Rong, Dip, aged 49, joined the Group in 1998 and is the General Manager of Shanghai K. Wah Concrete Co. Ltd., Eastern Region Construction Materials. He has over 26 years' research, operational and management experience in construction materials business.

Mr. Alexander Yu Ka Wah, **HDip**, aged 49, rejoined the Group in 1999 and is the Assistant General Manager, Shanghai Materials and Piles, Eastern Region Construction Materials. He has over 22 years' operational and management experience in construction materials business.

Mr. Edmund Yu Kwok Hung, **AHKSA, FCCA**, aged 43, joined the Group in 1992 and is the Assistant General Manager of Operations, Guangzhou, Southern Region Construction Materials, the General Manager of Guangzhou K. Wah Nanfang Cement Limited and the Deputy General Manager of Guangdong Shao Gang Jia Yang New Materials Company Limited. He has over 20 years' experience in finance and accounting.

Mr. Rizal Lee Kok Hoong, **BA**, aged 46, joined the Group in 2001 and is the Assistant General Manager, Human and Organization Development. He has over 14 years' experience in management consulting and organization development.

The directors have pleasure in presenting to the shareholders their report together with the audited financial statements for the year ended 31st December 2003.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the principal subsidiaries, jointly controlled entities and associated companies are set out in note 36 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December 2003 are set out on page 42 of the annual report. An interim scrip dividend equivalent to 1 cent (2002: 1 cent) per share with a cash option, totalling HK$12,478,000 (2002: HK$12,397,000) was paid during the year. The directors recommend a final scrip dividend of 1 cent (2002: 1 cent) per share with a cash option, totalling HK$12,690,000 (2002: HK$12,432,000). Full details of the scrip dividend will be set out in a letter to be sent to the shareholders.

SHARE CAPITAL

Details of shares issued as at 31st December 2003 are set out in note 23 to the financial statements.

On 28th February 2003, options to subscribe for 20,482,000 shares at the option price of HK$0.514 per share were granted to directors, employees and adviser of the Company and its affiliates pursuant to the Share Option Scheme of the Company adopted on 30th May 2002.

On 4th July 2003, 4,632,871 new shares were issued at a price of HK$0.4313 per share as the final dividend for the year ended 31st December 2002 to shareholders who had not made cash elections in respect of all of their shareholdings.

On 21st November 2003, 11,093,965 new shares were issued at a price of HK$0.5662 per share as the interim dividend for the year ended 31st December 2003 to shareholders who had not made cash elections in respect of all of their shareholdings.

The Company has not redeemed any of its shares during the year ended 31st December 2003. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the year.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 25 to the financial statements.

DONATIONS

During the year, the Group made charitable donations amounted to HK$3,016,000.

PROPERTY PLANT AND EQUIPMENT

Details of the movements in property, plant and equipments are set out in note 13 to the financial statements.

DIRECTORS

The directors of the Company who served during the year were Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Ms. Paddy Tang Lui Wai Yu, Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. Yip Hung Chung. Dr. Chan Nai Keong deceased on 9th May 2003.

Mr. William Lo Chi Chung, Mr. Joseph Chee Ying Keung and Mr. James Ross Ancell were appointed as directors on 15th April 2004.

The biographical details of the directors and senior management are set out on pages 29 to 32 of the annual report.

In accordance with Article 106(A), Ms. Paddy Tang Lui Wai Yu and Mr. Yip Hing Chung will retire from office by rotation at the forthcoming annual general meeting. Ms. Paddy Tang Lui Wai Yu, being eligible, offers herself for re-election. Mr. Yip Hing Chung does not offer himself for re-election. In accordance with Article 97, Mr. William Lo Chi Chung, Mr. Joseph Chee Ying Keung and Mr. James Ross Ancell shall hold office until the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

None of the directors proposed for re-election has a service contract with the Company which is not determinable within one year without payment of compensation other than statutory compensation.

DISCLOSURE OF INTERESTS

At 31st December 2003, the interests of each director in the shares of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), K. Wah International Holdings Limited, and the details of any right to subscribe for shares of the Company and K. Wah International Holdings Limited and of the exercise of such rights, as recorded in the register maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(A) Ordinary Shares of the Company

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	7,969,955	1,447,452	75,778,513(1)	850,514,983(2)	935,710,903	74.33
Francis Lui Yiu Tung	2,937	—	—	850,514,983(2)	850,517,920	67.56
Chan Kai Nang	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	1,861,906	—	—	850,514,983(2)	852,376,889	67.71
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
Yip Hing Chung	192,124	—	—	—	192,124	0.02

DISCLOSURE OF INTERESTS *(Cont'd)*

(B) Share Options of the Company

Details are set out in the SHARE OPTION SCHEME section below.

(C) Ordinary Shares of K. Wah International Holdings Limited

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	263,664	7,013,966	37,507,971[(3)]	1,236,885,458[(2)]	1,281,671,059	64.80
Francis Lui Yiu Tung	391,163	—	—	1,236,885,458[(2)]	1,237,276,621	62.55
Chan Kai Nang	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,236,885,458[(2)]	1,241,524,624	62.77
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—	—

(D) Share Options of K. Wah International Holdings Limited

	Date of grant	Options held at 1st January 2003	Options granted during the year	Options exercised during the year	Options held at 31st December 2003	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,350,000	—	—	1,350,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	2,000,000	—	2,000,000	0.7200	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,200,000	—	—	1,200,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,868,000	—	1,868,000	0.7200	1st Mar 2004 – 28th Feb 2013
Chan Kai Nang	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	—	870,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,269,000	—	1,269,000	0.7200	1st Mar 2004 – 28th Feb 2013
Charles Cheung Wai Bun	28th Feb 2003	—	300,000	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Moses Cheng Mo Chi	—	—	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—	—	—

DISCLOSURE OF INTERESTS *(Cont'd)*

Notes:

(1) 75,778,513 shares in the Company were held by Best Chance Investments Ltd., which was controlled by Dr. Lui Che Woo.

(2) K. Wah International Holdings Limited was interested in 846,625,308 shares in the Company representing more than one-third of its issued share capital held by a wholly owned subsidiary of K. Wah International Holdings Limited. 1,236,885,458 shares in K. Wah International Holdings Limited representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. In addition, one of the said discretionary trusts was interested in 3,889,675 shares in the Company. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in K. Wah International Holdings Limited and those shares in the Company held by the trusts and in those shares in the Company in which K. Wah International Holdings Limited was interested as aforesaid.

(3) 34,503,760 shares and 3,004,211 shares in K. Wah International Holdings Limited were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited both of which were controlled by Dr. Lui Che Woo.

Save as disclosed above, as at 31st December 2003, none of the directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS

At 31st December 2003, the interests of every person (not being a director or chief executive of the Company) in the shares of the Company as recorded in the register kept under section 336 of the SFO were as follows:

Name	Number of Ordinary Shares	% of Issued Share Capital
Best Chance Investments Ltd.	75,778,513	6.02
K. Wah International Holdings Limited	846,625,308	67.25
HSBC International Trustee Limited	842,969,433[(1)]	66.96

Notes:

(1) HSBC International Trustee Limited is the trustee of the discretionary trusts which hold 842,969,433 shares in the Company.

There was duplication of interest of:

(i) 850,514,983 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. Among these shares, 846,625,308 shares were also interested by K. Wah International Holdings Limited and 842,969,433 shares were also interested by HSBC International Trustee Limited; and

(ii) 1,236,885,458 shares in K. Wah International Holdings Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Save as disclosed above, as at 31st December 2003, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares which would fall to be disclosed to the Company under the SFO.

No contracts of significance to which the Company, its subsidiaries, its fellow subsidiaries or its holding companies was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

SHARE OPTION SCHEME

The share option scheme of the Company ("Share Option Scheme") was approved and adopted by the shareholders at the annual general meeting held on 30th May 2002 ("Adoption Date"). The Share Option Scheme was also approved by the shareholders of K. Wah International Holdings Limited ("KWIH") at the annual general meeting of KWIH held on the Adoption Date. A summary of the Share Option Scheme is set out below:

(1) Purpose

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

(2) Participants

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partners of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

(3) Total number of shares available for issue

Mandate Limit — Subject to the paragraph below, the total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the shares in issue as at the Adoption Date, being 121,787,040 shares.

Overriding Limit — The Company may by ordinary resolutions of the shareholders and by ordinary resolutions of the shareholders of KWIH refresh the Mandate Limit as referred to in the above paragraph provided the Company and KWIH shall issue a circular to their respective shareholders before such approval is sought. The overriding limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

SHARE OPTION SCHEME *(Cont'd)*

(3) Total number of shares available for issue *(Cont'd)*

As at 31st December 2003, the total number of shares available for issue under the Share Option Scheme was 101,305,040 shares, which represented approximately 8.05% of the issued share capital of the Company at that date.

(4) Maximum entitlement of each participant

The total number of shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the shares in issue.

Subject to separate approval by the shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided the Company shall issue a circular to shareholders before such approval is sought, and separate approval by the shareholders of KWIH in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided KWIH shall issue a circular to shareholders before such approval is sought, the Company may grant options to a participant which would exceed this limit.

(5) Option period

The period within which the shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) Minimum period for which an option must be held before it can vest

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

(7) Payment on acceptance of the option

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

(8) Basis of determining the subscription price

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the higher of:

(i) the closing price of the shares on the date of grant;

(ii) the average closing prices of the shares for the 5 business days immediately preceding the date of grant; and

(iii) the nominal value of a share.

(9) The remaining life of the Share Option Scheme

The life of the Share Option Scheme is 10 years commencing on the Adoption Date and will expire on 29th May 2012.

SHARE OPTION SCHEME *(Cont'd)*

As 31st December 2003, the particulars of the options held by each of the directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company, were as follows:

	Date of grant	Options held at 1st January 2003	Options granted during the year	Options exercised during the year	Options held at 31st December 2003	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	—	—	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	2,000,000	—	2,000,000	0.5140	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	—	—	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,870,000	—	1,870,000	0.5140	1st Mar 2004 – 28th Feb 2013
Chan Kai Nang	28th Feb 2003	—	110,000	—	110,000	0.5140	1st Mar 2004 – 28th Feb 2013
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,270,000	—	1,270,000	0.5140	1st Mar 2004 – 28th Feb 2013
Charles Cheung Wai Bun	28th Feb 2003	—	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Moses Cheng Mo Chi	28th Feb 2003	—	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Yip Hing Chung	28th Feb 2003	—	150,000	—	150,000	0.5140	1st Mar 2004 – 28th Feb 2013
Employees	20th May 1998	9,262,000	—	—	9,262,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	19,226,000	—	—	19,226,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	13,882,000	—	13,882,000	0.5140	1st Mar 2004 – 28th Feb 2013
Others	20th May 1998	600,000	—	—	600,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,606,000	—	—	1,606,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	600,000	—	600,000	0.5140	1st Mar 2004 – 28th Feb 2013

SHARE OPTION SCHEME *(Cont'd)*

All options referred to above are subject to a one-year vesting period.

The consideration paid by each grantee for each grant of options is HK$1.00.

The share options granted are not recognised in the financial statements until they are exercised. The Directors consider that it is not appropriate to disclose the value of options granted during the year, since any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain. The closing price of the Company's shares immediately before the date on which the share options were granted during the year was HK$0.50.

Except for the Share Option Scheme, at no time during the year was the Company, its subsidiary companies, its fellow subsidiary companies or its holding companies a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

FINANCIAL SUMMARY

A five-year financial summary of the results and of the assets and liabilities of the Group is shown on pages 27 and 28 of the annual report.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December 2003, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover; and the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases.

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's issued share capital) had any interest in the five largest customers.

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.

On behalf of the Board

Dr. Lui Che Woo
Chairman

Hong Kong, 15th April 2004

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

TO THE SHAREHOLDERS OF
K. WAH CONSTRUCTION MATERIALS LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 42 to 71 which have been prepared in accordance with Hong Kong Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15th April 2004

Consolidated Profit and Loss Statement

For the year ended 31st December 2003

	Note	2003 *HK$'000*	2002 *HK$'000*
Turnover	3	**1,130,894**	1,010,999
Cost of sales		**(1,085,600)**	(909,523)
Gross profit		**45,294**	101,476
Other revenues	3	**21,527**	29,783
Other operating income		**44,132**	8,342
Administrative expenses		**(48,538)**	(52,821)
Other operating expenses		**(23,003)**	(18,212)
Operating profit	4	**39,412**	68,568
Finance costs	5	**(5,508)**	(7,193)
Share of profits less losses of			
Jointly controlled entities		**6,874**	4,439
Associated companies		**998**	3,944
Profit before taxation		**41,776**	69,758
Taxation credit/(charge)	9	**341**	(4,414)
Profit after taxation		**42,117**	65,344
Minority interests		**(1,912)**	(3,016)
Profit attributable to shareholders	25	**40,205**	62,328
Dividends	11	**(25,168)**	(24,829)
		HK cents	*HK cents*
Earnings per share	12	**3.2**	5.1

Consolidated Balance Sheet

At 31st December 2003

	Note	2003 *HK$'000*	2002 *HK$'000*
Property, plant and equipment	13	**802,153**	740,946
Jointly controlled entities	16	**237,449**	196,327
Associated companies	17	**16,098**	15,244
Other non-current assets	18	**240,727**	240,974
Non-current assets		**1,296,427**	1,193,491
Current assets			
Inventories	19	**68,716**	42,625
Debtors and prepayments	20	**482,310**	360,659
Tax recoverable		**8,173**	5,916
Other investments	21	**5,150**	—
Cash and bank balances		**306,354**	283,062
		870,703	692,262
Current liabilities			
Creditors and accruals	22	**288,923**	262,401
Current portion of long-term liabilities	26	**10,000**	—
Short-term bank loans, unsecured		**90,000**	65,905
Tax payable		**601**	1,198
		389,524	329,504
Net current assets		**481,179**	362,758
		1,777,606	1,556,249
Financed by:			
Share capital	23	**125,893**	124,321
Reserves	25	**1,288,370**	1,268,249
Shareholders' funds		**1,414,263**	1,392,570
Minority interests		**147,891**	145,334
Long-term liabilities	26	**200,800**	—
Non-current liabilities	27	**14,652**	18,345
		1,777,606	1,556,249

Lui Che Woo
Director

Francis Lui Yiu Tung
Director

Company Balance Sheet

At 31st December 2003

	Note	2003 HK$'000	2002 HK$'000
Subsidiaries	15	**1,488,442**	1,155,753
Current assets			
Debtors and prepayments	20	**8**	16
Tax recoverable		**1,991**	391
Cash and bank balances		**195,298**	208,157
		197,297	208,564
Current liabilities			
Creditors and accruals	22	**1,329**	1,353
Current portion of long-term liabilities	26	**10,000**	—
Short-term bank loans, unsecured		**90,000**	—
		101,329	1,353
Net current assets		**95,968**	207,211
		1,584,410	1,362,964
Financed by:			
Share capital	23	**125,893**	124,321
Reserves	25	**1,257,717**	1,238,643
Shareholders' funds		**1,383,610**	1,362,964
Long-term liabilities	26	**200,800**	—
		1,584,410	1,362,964

Lui Che Woo
Director

Francis Lui Yiu Tung
Director

Consolidated Cash Flow Statement

For the year ended 31st December 2003

	Note	2003 HK$'000	2002 HK$'000
Cash flows from operating activities			
Cash generated from operations	28(a)	**59,415**	105,634
Hong Kong profits tax paid		**(2,545)**	(7,858)
Mainland China income tax paid		**(2,037)**	(5,125)
Interest paid		**(5,508)**	(7,191)
Interest element of finance lease rental payments		**—**	(2)
Net cash from operating activities		**49,325**	85,458
Cash flows from investing activities			
Purchase of plant and equipment		**(131,287)**	(118,092)
Proceeds from sale of plant and equipment		**2,258**	4,508
Increase in investments in jointly controlled entities		**(29,954)**	(10,039)
Advances to jointly controlled entities		**(5,582)**	(4,609)
Deferred expenditure		**(20,446)**	(36,536)
Decrease/(increase) in deferred receivable		**2,873**	(1,893)
Acquisition of long-term investment		**—**	(10,173)
Acquisition of listed investments		**(5,715)**	—
Proceeds from disposal of listed investments		**5,117**	—
Proceeds from disposal of long-term listed investments		**—**	5,295
Proceeds from redemption of other investments		**—**	280,000
Advance to a fellow subsidiary		**(219,000)**	(50,000)
Repayment from a fellow subsidiary		**149,000**	50,000
Interest received		**9,235**	16,559
Dividends received from associated companies		**—**	3,400
Dividends received from jointly controlled entities		**681**	—
Net cash (used in)/from investing activities		**(242,820)**	128,420
Cash flows from financing activities			
Issue of new shares		**—**	592
Net increase in loans from minority shareholders		**2,053**	18,960
Draw down of short-term bank loans		**90,000**	—
Repayment of short-term bank loans		**(65,905)**	—
Draw down of long-term bank loans		**429,800**	225,000
Repayment of long-term bank loans		**(219,000)**	(325,917)
Decrease in short-term loans repayable after three months from date of advance		**—**	(117,785)
Capital element of finance lease rental payments		**—**	(638)
Dividends paid to shareholders		**(16,631)**	(27,673)
Dividends paid to minority interests		**(1,104)**	(2,153)
Net cash from/(used in) financing activities	28(b)	**219,213**	(229,614)
Net increase/(decrease) in cash and bank balances		**25,718**	(15,736)
Changes in exchange rates		**(2,426)**	(325)
Cash and bank balances at beginning of year		**283,062**	299,123
Cash and bank balances at end of year		**306,354**	283,062

Consolidated Statement of Changes in Equity

For the year ended 31st December 2003

	Note	2003	2002
		HK$'000	*HK$'000*
At beginning of the year		**1,392,570**	1,357,632
Changes in exchange rates	25	**(1,881)**	(309)
Issue of shares upon exercise of share options		**—**	592
Reserve arising on scrip dividends	25	**8,279**	15,170
Profit for the year	25	**40,205**	62,328
Dividends			
Final dividend	25	**(12,432)**	(30,446)
Interim dividend	25	**(12,478)**	(12,397)
At end of the year		**1,414,263**	1,392,570

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties and other investments, and in accordance with Hong Kong Financial Reporting Standards.

In 2003, the Group adopted the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the Hong Kong Society of Accountants. The adoption of the revised SSAP 12 has resulted in a change to the accounting policy of the Group as detailed in note (m) below. The change however does not have a material effect on the financial statements.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of K. Wah Construction Materials Limited and its subsidiaries made up to 31st December and the Group's attributable share of post-acquisition results and reserves of its jointly controlled entities and associated companies.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill or negative goodwill which remains unamortised, including those previously taken directly to reserves.

All significant inter-company transactions and balances between group companies are eliminated.

(c) Subsidiaries

A company is a subsidiary in which the Group directly or indirectly, holds more than 50% of the issued equity capital for the long-term, or controls more than 50% of the voting power, or controls the composition of the Board of Directors.

In the Company's balance sheet, investments in subsidiaries are carried at or below cost. Provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

(d) Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

Jointly controlled entities are accounted for under the equity method whereby the Group's share of results is included in the consolidated profit and loss statement and the Group's share of net assets is included in the consolidated balance sheet.

(e) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

Associated companies are accounted for under the equity method whereby the Group's share of results is included in the consolidated profit and loss statement and the Group's share of net assets is included in the consolidated balance sheet.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(f) Goodwill

Goodwill represents the difference between the cost of an acquisition over the fair values ascribed to the Group's share of the net assets of the acquired subsidiaries, jointly controlled entities and associated companies at the effective date of acquisition.

Goodwill arising on acquisitions is included in the balance sheet as a separate asset and amortised using the straight-line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill is reviewed annually and provision is only made when, in the opinion of the Directors, there is impairment in value other than temporary in nature.

Where the fair values ascribed to the net assets exceed the purchase consideration, such differences are recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and provision for impairment in value other than temporary in nature.

Leasehold land and buildings and improvements are depreciated over their respective lease periods using the straight-line method. Other assets are depreciated over their estimated useful lives, using the straight-line method, at the following annual rates:

Plant and machinery	5 to 25%
Other assets	20 to 25%

Major costs incurred in restoring assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the Group. The carrying amounts of assets are reviewed regularly. When the estimated recoverable amounts have declined permanently below their carrying amounts, the carrying amounts are written down to their estimated recoverable amounts. Expected future cash flows have been discounted in determining the recoverable amounts.

Profit or loss on disposal is determined as the difference between the net sales proceed and the carrying amount of the relevant asset, and is recognised in the profit and loss statement. Upon the disposal of revalued assets, the relevant realised revaluation reserve is transferred directly to revenue reserve.

(h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, held for their long-term investment potential and are not occupied by the Group. Investment properties are carried at fair values, representing their open market value based on professional valuation. A deficit in valuation is charged to the profit and loss statement; an increase is first credited to the profit and loss statement to the extent of valuation deficit previously charged and thereafter is credited to the investment properties revaluation reserve. Upon the disposal of an investment property, any relevant revaluation surplus realised is transferred to the profit and loss statement.

No depreciation is provided on investment properties held on leases of more than twenty years.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(i) Investments

Securities intended to be held for identified long-term purpose or strategic reason are included in the balance sheet under non-current assets and are carried at cost less provision. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss statement and is written back to profit and loss statement when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Securities which are acquired principally for the purpose of generating a profit from short-term fluctuation in prices are included in the balance sheet under current assets and are carried at fair value. The net unrealised gains or losses arising from the changes in fair value of investments are recognised in the profit and loss statement. Profits or losses on disposal of investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss statement as they arise.

(j) Deferred expenditure

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method.

Pre-operating costs are expensed as they are incurred.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(m) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from deprecation on property, plant and equipment and tax losses carried forward. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred taxation assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In previous years, deferred taxation was provided at the current tax rates using the liability method in respect of all significant timing differences, principally accelerated depreciation allowances, which was expected to reverse in the foreseeable future. This accounting policy has been changed to conform with the revised SSAP 12. Such change however does not have a significant impact on the accounts.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(n) Revenue recognition

Sales of construction materials are recognised when the goods are delivered and legal title is transferred to customers. Rental income, net of any incentive given to the lessee, is recognised over the periods of the respective leases on a straight-line basis. Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable. Dividend income is recognised when the right to receive payment is certain.

(o) Leased assets

Leases where a significant portion of the risk and rewards of ownership are retained by the lessors are classified as operating leases. Rentals payable, net of incentives received from the lessors, under operating leases are charged to the profit and loss statement on a straight-line basis over the lease terms.

(p) Employee benefits

Contributions to defined contribution retirement benefit schemes are charged to the profit and loss statement in the year to which the contributions relate.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(q) Borrowing costs

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare the asset for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement when they are incurred.

(r) Foreign currencies

Transactions in foreign currencies during the year are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates of exchange ruling at that date. Exchange differences arising are dealt with in the profit and loss statement.

Profit and loss statements of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the weighted average exchange rates for the year and balance sheets are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising from the translation of net investments in these subsidiaries, jointly controlled entities and associated companies are taken directly to reserves.

(s) Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

2. SEGMENT INFORMATION

The Group is principally engaged in the manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business. In accordance with the Group's internal financial reporting and operating activities, the primary reporting is by geographical segments and a separate business segment is not relevant. Segment assets consist primarily of property, plant and equipment, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments. Segment liabilities comprise mainly creditors and accruals. Sales are based on the country in which the customers are located.

A summary of the geographical segments is set out as follows:

Year ended 31st December 2003

	Hong Kong *HK$'000*	Mainland China *HK$'000*	Total *HK$'000*
Turnover	537,482	593,412	1,130,894
Other revenues	20,995	532	21,527
Operating profit	13,831	25,581	39,412
Finance costs			(5,508)
Share of profits less losses of			
Jointly controlled entities	18	6,856	6,874
Associated companies	998	—	998
Profit before taxation			41,776
Taxation			341
Profit after taxation			42,117
Minority interests	—	(1,912)	(1,912)
Profit attributable to shareholders			40,205
Segment assets	904,727	584,386	1,489,113
Jointly controlled entities	3,078	234,371	237,449
Associated companies	16,098	—	16,098
Unallocated assets			424,470
Total assets			2,167,130
Segment liabilities	122,666	167,025	289,691
Minority interests	99,697	48,194	147,891
Unallocated liabilities			315,285
Total liabilities			752,867
Capital expenditure	38,184	113,549	151,733
Depreciation	41,670	25,352	67,022
Amortisation	14,897	778	15,675

2. SEGMENT INFORMATION *(Cont'd)*

Year ended 31st December 2002

	Hong Kong *HK$'000*	Mainland China *HK$'000*	Total *HK$'000*
Turnover	553,060	457,939	1,010,999
Other revenues	29,225	558	29,783
Operating profit	50,495	18,073	68,568
Finance costs			(7,193)
Share of profits less losses of			
Jointly controlled entities	1,968	2,471	4,439
Associated companies	3,944	—	3,944
Profit before taxation			69,758
Taxation			(4,414)
Profit after taxation			65,344
Minority interests	—	(3,016)	(3,016)
Profit attributable to shareholders			62,328
Segment assets	882,685	395,581	1,278,266
Jointly controlled entities	3,009	193,318	196,327
Associated companies	15,244	—	15,244
Unallocated assets			395,916
Total assets			1,885,753
Segment liabilities	150,628	113,173	263,801
Minority interests	99,720	45,614	145,334
Unallocated liabilities			84,048
Total liabilities			493,183
Capital expenditure	54,971	99,657	154,628
Depreciation	42,479	17,501	59,980
Amortisation	14,879	—	14,879
Write-back of additional provision for plant and equipment	—	11,303	11,303

3. TURNOVER AND OTHER REVENUES

	2003 *HK$'000*	2002 *HK$'000*
Turnover		
Sales of construction materials	**1,130,894**	1,010,999
Other revenues		
Rental income	**12,292**	12,036
Interest income		
Unlisted investments	**—**	9,538
Loan to a fellow subsidiary *(note 32(b))*	**5,169**	520
Bank deposits	**2,545**	4,583
Deferred receivable *(note 18)*	**1,521**	1,918
Front-end fee from a fellow subsidiary	**—**	1,188
	21,527	29,783
	1,152,421	1,040,782

4. OPERATING PROFIT

	2003 *HK$'000*	2002 *HK$'000*
Operating profit is stated after crediting:		
Profit on disposal of listed investments	**2,372**	103
Unrealised gain of listed investments	**2,180**	—
Profit on disposal of plant and equipment	**—**	541
Write-back of additional provision for plant and equipment	**—**	11,303
Gain on disposal of operating rights	**28,260**	—
Amortisation of negative goodwill	**632**	631
and after charging:		
Depreciation	**67,022**	59,908
Amortisation		
Quarry site development	**1,284**	846
Overburden removal costs	**14,391**	14,033
Operating lease rental		
Land and buildings	**12,148**	11,740
Plant and machinery	**779**	1,888
Royalty	**4,275**	3,076
Auditors' remuneration	**979**	952
Loss on disposal of plant and equipment	**800**	—
Cost of inventories sold	**952,187**	785,384
Staff costs, including Directors' remuneration	**155,295**	140,558
Impairment of long-term investments	**2,145**	561
Foreign exchange loss	**920**	—

5. FINANCE COSTS

	2003	2002
	HK$'000	*HK$'000*
Interest expense		
Bank loans and overdrafts	5,508	7,191
Finance lease obligations wholly payable within five years	—	2
	5,508	7,193

6. DIRECTORS' EMOLUMENTS

	2003	2002
	HK$'000	*HK$'000*
Fees	440	540
Salaries and other emoluments	3,921	1,491
Retirement benefits	259	137
	4,620	2,168

The emoluments of individual Directors of the Company fell within the following bands:

	Number of Directors	
	2003	2002
Nil – HK$1,000,000	7	9
HK$1,500,001 to HK$2,000,000	—	1
HK$2,000,001 to HK$2,500,000	2	—
	9	10

Fees paid to independent non-executive Directors amounted to HK$240,000 (2002: HK$240,000) and no other emoluments were paid.

During the year, options to subscribe for 6,000,000 shares (2002: nil) of the Company at exercise price of HK$0.514 per share were granted to the Directors and no options were exercised by the Directors (2002: nil).

7. MANAGEMENT EMOLUMENTS

The five individuals whose emoluments were the highest in the Group for the year include two (2002: one) Directors whose emoluments are reflected in note 6 above. The emoluments of the remaining three (2002: four) individuals are as follows:

	2003	2002
	HK$'000	*HK$'000*
Salaries and other emoluments	5,575	6,801
Retirement benefits	332	377
	5,907	7,178

7. MANAGEMENT EMOLUMENTS *(Cont'd)*

The emoluments of these individuals fell within the following bands:

	Number of employees 2003	2002
HK$1,000,001 – HK$1,500,000	—	1
HK$1,500,001 – HK$2,000,000	1	2
HK$2,000,001 – HK$2,500,000	2	1
	3	4

8. RETIREMENT BENEFIT SCHEMES

The Group operates two defined contribution schemes in Hong Kong under the Mandatory Provident Fund (MPF) Scheme and Occupational Retirement Scheme Ordinance (ORSO) Scheme for employees depending on circumstances. The Group makes monthly contributions to the MPF Scheme equal to 5% of the employee's relevant income in compliance with the legislative requirement. The Group, where applicable, makes contributions to the ORSO Scheme at a rate equal to 5% to 10% of the employee's basic salary after deducting the contributions in respect of the MPF Scheme. The Group's contributions to the ORSO Scheme may be reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the Schemes are held separately from those of the Group in independently administered funds.

The employees in Mainland China participate in various pension plans organised by the relevant municipal and provincial government under which the Group is required to make monthly defined contributions to these plans at rates ranging from 8% to 22.5%, dependent upon the applicable local regulations. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The costs of the retirement benefit schemes charged to the profit and loss statement during the year comprise contributions to the schemes of HK$13,735,000 (2002: HK$9,787,000), after deducting forfeitures of HK$82,000 (2002: HK$379,000), leaving HK$57,000 (2002: HK$59,000) available to reduce future contributions.

9. TAXATION CREDIT/(CHARGE)

	2003 HK$'000	2002 HK$'000
Company and subsidiaries		
Hong Kong profits tax	(150)	(1,728)
Mainland China income tax	(1,578)	(4,783)
Deferred taxation (note 27(a))	3,061	2,693
	1,333	(3,818)
Jointly controlled entities		
Mainland China income tax	(848)	(558)
Associated companies		
Hong Kong profits tax	(144)	(38)
	341	(4,414)

9. TAXATION CREDIT/(CHARGE) *(Cont'd)*

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2003	2002
	HK$'000	*HK$'000*
Profit before taxation	**41,776**	69,758
Tax calculated at applicable tax rate	**(6,070)**	(3,234)
Income under tax relief	**15,260**	6,284
Income not subject to tax	**373**	628
Expenses not deductible for tax purpose	**(3,631)**	(1,540)
Utilisation of previously unrecognised tax losses	**4,686**	3,723
Tax losses not recognised	**(9,923)**	(10,249)
Over/(under) provision of tax	**932**	(26)
Increase in tax on change in tax rate	**(1,286)**	—
Taxation credit/(charge)	**341**	(4,414)

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$37,277,000 (2002: HK$49,097,000).

11. DIVIDENDS

	2003	2002
	HK$'000	*HK$'000*
Interim scrip dividend with a cash option of 1 cent (2002: 1 cent) per share	**12,478**	12,397
Proposed final scrip dividend with a cash option of 1 cent (2002: 1 cent) per share	**12,690**	12,432
	25,168	24,829

The dividends have been partially settled by cash as follows:

Interim	**6,197**	10,968
Final	**—**	10,434
	6,197	21,402

The Board of Directors recommended a final scrip dividend with a cash option of 1 cent (2002: 1 cent) per share. This dividend will be accounted for as an appropriation of revenue reserve in the year ending 31st December 2004.

12. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$40,205,000 (2002: HK$62,328,000) and the weighted average number of 1,247,373,000 shares (2002: 1,228,986,000 shares) in issue during the year.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31st December 2003 would not have a dilutive effect on the earnings per share.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold land and buildings *HK$'000*	**Investment properties** *HK$'000*	**Leasehold improvements** *HK$'000*	**Plant and machinery** *HK$'000*	**Other assets** *HK$'000*	**Total** *HK$'000*
Cost or valuation						
At 31st December 2002	343,697	42,000	29,324	621,718	223,062	1,259,801
Additions	5,246	—	2,709	65,723	57,609	131,287
Disposals	—	—	(50)	(18,918)	(18,357)	(37,325)
At 31st December 2003	348,943	42,000	31,983	668,523	262,314	1,353,763
Accumulated depreciation						
At 31st December 2002	38,978	—	20,643	339,569	119,665	518,855
Charge for the year	7,347	—	1,661	37,926	20,088	67,022
Disposals	—	—	(5)	(17,072)	(17,190)	(34,267)
At 31st December 2003	46,325	—	22,299	360,423	122,563	551,610
Net book value						
At 31st December 2003	**302,618**	**42,000**	**9,684**	**308,100**	**139,751**	**802,153**
At 31st December 2002	304,719	42,000	8,681	282,149	103,397	740,946

(a) Leasehold land and buildings are stated at cost or valuation less depreciation as detailed in note 14. Investment properties held under medium term leases in Hong Kong were valued at 31st December 2003 on an open market value basis by Vigers Hong Kong Limited, independent professional valuers.

(b) Leasehold land and buildings with net book values of HK$231,966,000 (2002: HK$237,305,000) have been pledged to secure banking facilities.

(c) Other assets comprise barges, furniture and equipment and motor vehicles.

(d) Apart from the properties mentioned under (a) above, all other assets are carried at cost.

14. LEASEHOLD LAND AND BUILDINGS

Leasehold land and buildings are held under medium term leases as follows:

	Hong Kong	Outside Hong Kong	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At cost	**296,935**	**24,068**	**321,003**	315,757
At professional valuation 1990	**27,940**	**—**	**27,940**	27,940
	324,875	**24,068**	**348,943**	343,697

Certain land and buildings in Hong Kong were revalued as at 31st March 1990 on an open market basis by Jones Lang LaSalle Ltd, independent professional valuers. Subsequent revaluations of this property are not required in accordance with paragraph 80 of Hong Kong Statement of Standard Accounting Practice 17 — Property, Plant and Equipment. Had this property been carried at cost, its carrying amount would have been HK$490,000 (2002: HK$501,000).

15. SUBSIDIARIES

	Company 2003	Company 2002
	HK$'000	*HK$'000*
Unlisted shares, at cost	**1**	1
Loans receivable	**370,556**	300,556
Amounts receivable	**1,776,330**	2,038,147
Amounts payable	**(642,053)**	(1,166,559)
	1,504,834	1,172,145
Provision	**(16,392)**	(16,392)
	1,488,442	1,155,753

The loans receivable are unsecured, carry interest at prevailing market interest rate and have no fixed terms of repayment. The amounts receivable and payable are unsecured, interest free and have no fixed terms of repayment.

Details of the subsidiaries which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 36(a).

16. JOINTLY CONTROLLED ENTITIES

	Group 2003 HK$'000	2002 HK$'000
Share of net assets	**141,913**	106,373
Amounts receivable	**95,536**	89,954
	237,449	196,327

The amounts receivable are unsecured, interest free and have no fixed terms of repayment.

Details of jointly controlled entities which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 36(b).

17. ASSOCIATED COMPANIES

	Group 2003 HK$'000	2002 HK$'000
Share of net assets	**16,098**	15,244

Details of associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 36(c).

18. OTHER NON-CURRENT ASSETS

	Group 2003 HK$'000	2002 HK$'000
Deferred expenditure		
Overburden removal costs	**114,366**	111,564
Quarry site development	**13,421**	11,452
	127,787	123,016
Deferred receivable	**8,147**	11,020
Long-term investments		
Listed in Hong Kong	**2,487**	2,487
Unlisted	**102,306**	104,451
	104,793	106,938
	240,727	240,974
Market value of listed long-term investments	**736**	1,346

Deferred receivable represents advances to various contractors. The advances are secured by assets provided by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2008. The current portion of the receivable is included under other receivables.

19. INVENTORIES

	Group 2003 HK$'000	Group 2002 HK$'000
Aggregates and sand	**24,820**	7,653
Concrete pipes and blocks	**8,723**	4,952
Cement	**4,813**	6,598
Spare parts	**22,861**	19,857
Consumables	**7,499**	3,565
	68,716	42,625

The carrying amount of inventories stated at net realisable value amounted to HK$1,809,000 (2002: HK$1,572,000).

20. DEBTORS AND PREPAYMENTS

	Group 2003 HK$'000	Group 2002 HK$'000	Company 2003 HK$'000	Company 2002 HK$'000
Trade debtors *(note (a))*	**345,050**	283,080	**—**	—
Loan to a fellow subsidiary *(note (b))*	**70,000**	—	**—**	—
Other receivables	**29,330**	28,751	**—**	—
Prepayments	**37,930**	48,828	**8**	16
	482,310	360,659	**8**	16

(a) The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of the Group's trade debtors based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	2003 HK$'000	2002 HK$'000
Within one month	**127,199**	141,316
Two to three months	**141,138**	80,428
Four to six months	**57,015**	50,566
Over six months	**19,698**	10,770
	345,050	283,080

(b) In July 2002, the Group granted a guaranteed unsecured revolving loan facility of HK$330 million to a fellow subsidiary. The loan carries interest at 2.38% per annum above three-month HIBOR, with maturity of three years and an option to extend the maturity for further one or two years. The maximum loan outstanding during the year was HK$219 million (2002: HK$50 million).

21. OTHER INVESTMENTS

	Group	
	2003	2002
	HK$'000	*HK$'000*
Listed in Hong Kong, at market value	**5,150**	—

22. CREDITORS AND ACCRUALS

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade creditors	**138,266**	104,619	**—**	—
Other creditors	**62,794**	59,670	**—**	—
Accrued operating expenses	**82,052**	92,918	**1,329**	1,353
Deposits received	**5,811**	5,194	**—**	—
	288,923	262,401	**1,329**	1,353

The aging analysis of the Group's trade creditors based on the invoice dates is as follows:

	2003	2002
	HK$'000	*HK$'000*
Within one month	**81,864**	48,213
Two to three months	**38,658**	39,154
Four to six months	**9,649**	9,152
Over six months	**8,095**	8,100
	138,266	104,619

23. SHARE CAPITAL

	Ordinary shares of HK$0.10 each	***HK$'000***
Authorised:		
At 31st December 2002 and 2003	**3,888,000,000**	**388,800**
Issued and fully paid:		
At 31st December 2001	**1,216,740,404**	**121,674**
Exercise of share options	**1,130,000**	**113**
Issued as scrip dividends	**25,337,411**	**2,534**
At 31st December 2002	**1,243,207,815**	**124,321**
Issued as scrip dividends	**15,726,836**	**1,572**
At 31st December 2003	**1,258,934,651**	**125,893**

24. SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. At the Annual General Meeting of the Company held on 30th May 2002, the shareholders approved the adoption of a new share option scheme and termination of the existing share option scheme (which was adopted on 23rd June 2000), whereas options granted under the old scheme remain effective. Under the new scheme, share options may be granted to Directors, senior executives or employees of the Company or its affiliates. Consideration to be paid on each grant of option is HK$1.00. The period within which the shares to be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than 10 years from the date of grant of the option.

Movements in the number of share options outstanding during the year are as follows:

	2003	2002
At beginning of year	**38,264,000**	39,394,000
Granted *(note (a))*	**20,482,000**	—
Exercised	**—**	(1,130,000)
At end of year *(note (b))*	**58,746,000**	38,264,000

(a) Share options were granted on 28th February 2003 at the exercise price of HK$0.514 per share and expire on 28th February 2013. Consideration received was HK$67 in respect of the share options granted during the year.

(b) **Outstanding options**

Exercise period	**Exercise price per share** *HK$*	**Number of share options 2003**	2002
Directors			
20th May 1999 to 19th May 2008	0.5333	**3,100,000**	3,400,000
30th December 2000 to 29th December 2009	0.5216	**4,470,000**	5,006,000
1st March 2004 to 28th February 2013	0.5140	**6,000,000**	—
Employees and others			
20th May 1999 to 19th May 2008	0.5333	**9,862,000**	9,562,000
30th December 2000 to 29th December 2009	0.5216	**20,832,000**	20,296,000
1st March 2004 to 28th February 2013	0.5140	**14,482,000**	—
		58,746,000	38,264,000

25. RESERVES

Group

	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Land and buildings revaluation reserve *HK$'000*	Revenue reserve *HK$'000*	Total *HK$'000*
At 31st December 2002	545,572	4,395	70	27,363	690,849	1,268,249
Changes in exchange rates	—	—	—	—	(1,881)	(1,881)
Shares issued as scrip dividends	(1,572)	—	—	—	—	(1,572)
Reserves arising on scrip dividends	—	—	—	—	8,279	8,279
Profit for the year	—	—	—	—	40,205	40,205
2002 final dividend	—	—	—	—	(12,432)	(12,432)
2003 interim dividend	—	—	—	—	(12,478)	(12,478)
At 31st December 2003	**544,000**	**4,395**	**70**	**27,363**	**712,542**	**1,288,370**
Company and subsidiaries	544,000	4,395	70	27,363	731,852	1,307,680
Jointly controlled entities	—	—	—	—	(22,756)	(22,756)
Associated companies	—	—	—	—	3,446	3,446
	544,000	4,395	70	27,363	712,542	1,288,370
At 31st December 2001	547,627	4,395	70	27,363	656,503	1,235,958
Changes in exchange rates	—	—	—	—	(309)	(309)
Premium on shares issued	479	—	—	—	—	479
Shares issued as scrip dividends	(2,534)	—	—	—	—	(2,534)
Reserves arising on scrip dividends	—	—	—	—	15,170	15,170
Profit for the year	—	—	—	—	62,328	62,328
2001 final dividend	—	—	—	—	(30,446)	(30,446)
2002 interim dividend	—	—	—	—	(12,397)	(12,397)
At 31st December 2002	545,572	4,395	70	27,363	690,849	1,268,249
Company and subsidiaries	545,572	4,395	70	27,363	716,599	1,293,999
Jointly controlled entities	—	—	—	—	(28,342)	(28,342)
Associated companies	—	—	—	—	2,592	2,592
	545,572	4,395	70	27,363	690,849	1,268,249

25. RESERVES *(Cont'd)*

Company

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Revenue reserves HK$'000	Total HK$'000
At 31st December 2002	545,572	235,239	70	457,762	1,238,643
Shares issued as scrip dividends	(1,572)	—	—	—	(1,572)
Reserves arising on scrip dividends	—	—	—	8,279	8,279
Profit for the year	—	—	—	37,277	37,277
2002 final dividend	—	—	—	(12,432)	(12,432)
2003 interim dividend	—	—	—	(12,478)	(12,478)
At 31st December 2003	**544,000**	**235,239**	**70**	**478,408**	**1,257,717**
At 31st December 2001	547,627	235,239	70	436,338	1,219,274
Premium on shares issued	479	—	—	—	479
Shares issued as scrip dividends	(2,534)	—	—	—	(2,534)
Reserves arising on scrip dividends	—	—	—	15,170	15,170
Profit for the year	—	—	—	49,097	49,097
2001 final dividend	—	—	—	(30,446)	(30,446)
2002 interim dividend	—	—	—	(12,397)	(12,397)
At 31st December 2002	545,572	235,239	70	457,762	1,238,643

Reserves of the Company available for distribution to shareholders amount to HK$478,408,000 (2002: HK$457,762,000).

26. LONG-TERM LIABILITIES

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank loans				
Secured	**20,800**	—	**20,800**	—
Unsecured	**190,000**	—	**190,000**	—
	210,800	—	**210,800**	—
Current portion included in current liabilities	**(10,000)**	—	**(10,000)**	—
	200,800	—	**200,800**	—

The bank loans are repayable within the following periods:

	Group 2003	Group 2002	Company 2003	Company 2002
Within one year	**10,000**	—	**10,000**	—
Between one to two years	**30,800**	—	**30,800**	—
Between two to five years	**170,000**	—	**170,000**	—
	210,800	—	**210,800**	—

27. NON-CURRENT LIABILITIES

	Group 2003 HK$'000	Group 2002 HK$'000
Deferred taxation liabilities *(note (a))*	**13,884**	16,945
Negative goodwill *(note (b))*	**768**	1,400
	14,652	18,345

(a) Deferred taxation liabilities

Deferred taxation assets and liabilities are offset when there is a legal right to set off current taxation assets with current taxation liabilities and when the deferred taxation relates to the same authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts.

Deferred taxation is calculated in full on temporary differences under the liability method using applicable tax rates prevailing in the countries in which the Group operates. Movements on the deferred taxation liabilities/(assets) are as follows:

	Depreciation allowance HK$'000	Tax losses HK$'000	Others HK$'000	Total HK$'000
At 31st December 2001	41,817	(21,242)	(937)	19,638
(Credit)/charge to profit and loss statement	(74)	(2,927)	308	(2,693)
At 31st December 2002	41,743	(24,169)	(629)	16,945
(Credit)/charge to profit and loss statement	2,387	(5,257)	(191)	(3,061)
At 31st December 2003	44,130	(29,426)	(820)	13,884

Deferred taxation assets of HK$28,508,000 (2002: HK$24,592,000) arising from unused tax losses and other temporary differences totalling of HK$138,359,000 (2002: HK$127,393,000) have not been recognised in the financial statements. Unused tax losses of HK$81,162,000 (2002: HK$75,223,000) have no expiry date and the balance will expire at various dates up to and including 2009.

(b) Negative goodwill

	Group 2003 HK$'000	Group 2002 HK$'000
Cost	**2,663**	2,663
Accumulated amortisation	**(1,895)**	(1,263)
At end of the year	**768**	1,400

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from operations

	2003 *HK$'000*	2002 *HK$'000*
Operating profit	**39,412**	68,568
Depreciation	**67,022**	59,980
Write-back of additional provision for plant and equipment	**—**	(11,303)
Loss/(profit) on disposal of plant and equipment	**800**	(541)
Profit on disposal of long-term investments	**—**	(103)
Profit on disposal of listed investments	**(2,372)**	—
Unrealised gain on listed investments	**(2,180)**	—
Impairment of long-term investments	**2,145**	561
Interest income	**(9,235)**	(16,559)
Amortisation of deferred expenditure	**15,675**	14,879
Amortisation of negative goodwill	**(632)**	(631)
Operating profit before working capital changes	**110,635**	114,851
(Increase)/decrease in inventories	**(26,091)**	20,454
Increase in debtors and prepayments	**(51,651)**	(25,210)
Increase/(decrease) in creditors and accruals	**26,522**	(4,461)
Cash generated from operations	**59,415**	105,634

(b) Analysis of changes in financing

	Share capital and premium *HK$'000*	Loans obligations *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
As 31st December 2002	669,893	65,905	145,334	881,132
Changes in exchange rates	—	—	(304)	(304)
Minority share of profits for the year	—	—	1,912	1,912
Cash inflow from financing	—	234,895	949	235,844
At 31st December 2003	669,893	300,800	147,891	1,118,584
As 31st December 2001	669,301	285,245	125,547	1,080,093
Changes in exchange rates	—	—	(36)	(36)
Minority share of profits for the year	—	—	3,016	3,016
Cash inflow/(outflow) from financing	592	(219,340)	16,807	(201,941)
At 31st December 2002	669,893	65,905	145,334	881,132

29. CAPITAL COMMITMENTS

	Group 2003 HK$'000	Group 2002 HK$'000
Contracted but not provided for	**51,339**	53,616

30. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	Group 2003 HK$'000	Group 2002 HK$'000
First year	**7,339**	8,199
Second to fifth years inclusive	**23,743**	24,517
After the fifth year	**30,638**	38,564
	61,720	71,280

31. OPERATING LEASE RENTAL RECEIVABLE

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is receivable in the following periods:

	Group 2003 HK$'000	Group 2002 HK$'000
First year	**11,876**	12,454
Second to fifth years inclusive	**39,408**	47,274
After the fifth year	**30,377**	53,878
	81,661	113,606

32. RELATED PARTY TRANSACTIONS

Significant related party transactions carried out in the normal course of the Group's business activities during the year are as follows:

(a) Sales of aggregates to an associated company amounted to HK$16,375,000 (2002: HK$26,585,000). These were made at prices and terms no less than those charged to other third party customers of the Group.

(b) The Group receives interest income of HK$5,169,000 (2002: HK$520,000) in respect of loan advanced to a fellow subsidiary as detailed in note 20(b).

(c) Rental income from an associated company amounted to HK$9,691,000 (2002: HK$9,971,000) based on the terms of rental agreement between the parties.

33. CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$291,516,000 (2002: HK$299,370,000), of which HK$108,490,000 (2002: HK$154,805,000) have been utilised.

34. HOLDING COMPANY AND ULTIMATE HOLDING COMPANY

At 31st December 2003, the Company was a 67.25% owned subsidiary of Sutimar Enterprises Limited, incorporated in the British Virgin Islands, which is a wholly owned subsidiary of K. Wah International Holdings Limited, incorporated in Bermuda.

The Directors regard K. Wah International Holdings Limited as being the ultimate holding company.

35. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 15th April 2004.

36 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

(a) Subsidiaries

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Number of non-voting deferred shares	Issued share capital: Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong						
Barichon Limited	Hong Kong	3,000,000	—	1	99.93	Sale and distribution of concrete pipes
Brighten Lion Limited	Hong Kong	2	—	1	100	Provision of finance
Chelsfield Limited	Hong Kong	2,111,192	—	10	100	Investment holding
Citifair Asia Limited	Hong Kong	10	—	1	100	Investment holding
Construction Materials Limited	Hong Kong	30,000	—	10	100	Sale of aggregates
Doran (Hong Kong) Limited	Hong Kong	1,000	—	10	100	Sale and distribution of concrete pipes
K. Wah Concrete Company Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Construction Materials (Hong Kong) Limited	Hong Kong	2	2	10	100	Provision of management services
K. Wah Construction Products Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of concrete products
K. Wah Materials Limited	Hong Kong	28,080,002	—	1	100	Trading
K. Wah Quarry Company Limited	Hong Kong	2	100,000	100	100	Sale of aggregates
K. Wah Stones (Zhu Hai) Company Limited	Zhuhai	2	1,000	10	100	Quarrying
K. Wah Trading and Development Limited	Hong Kong	2	2	10	100	Trading
KWP Quarry Co. Limited	Hong Kong	9,000,000	—	1	63.5	Quarrying
Lightway Limited	Hong Kong	2	2	1	100	Property investment
Master Target Limited	Hong Kong	2	—	1	100	Investment holding
Quanturn Limited	Hong Kong	2	—	1	100	Equipment leasing
Rainbow Country Limited	Hong Kong	2	—	1	100	Investment holding
Rainbow Mark Limited	Hong Kong	100	—	1	95	Investment holding
Rainbow States Limited	Hong Kong	2	—	1	100	Investment holding
Star Home Limited	Hong Kong	2	—	1	100	Investment holding
Triconville Investments Limited	Hong Kong	10	—	1	100	Investment holding

36 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
Doran Construction Products (Shenzhen) Co., Ltd.	Shenzhen	HK$10,000,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Construction Products (Shenzhen) Co., Ltd.	Shenzhen	US$1,290,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Consultancy (Guangzhou) Co., Ltd.	Guangzhou	HK$1,560,000	100	Provision of management services
K. Wah Consultancy (Shanghai) Co., Ltd.	Shanghai	US$350,000	100	Provision of management services
K. Wah Quarry (Huzhou) Co., Ltd.	Huzhou	US$4,250,000	100	Quarrying
上海嘉華青松混凝土有限公司	Shanghai	US$2,420,000	100	Manufacture, sale and distribution of ready-mixed concrete
深圳嘉華混凝土管樁有限公司	Shenzhen	US$2,100,000	100	Manufacture, sale and distribution of concrete piles
深圳嘉華加氣混凝土有限公司	Shenzhen	US$2,700,000	100	Manufacture, sale and distribution of autoclaved aerated concrete
Cooperative joint venture				
Beijing Shoujia Stone Co., Ltd.	Beijing	US$1,080,000	55	Quarrying
北京嘉華高強混凝土有限公司	Beijing	US$2,450,000	100	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Materials (Huidong) Limited	Huidong	US$2,800,000	100	Quarrying
Nanjing K. Wah Concrete Co., Ltd.	Nanjing	US$1,330,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Beicai Concrete Co., Ltd.	Shanghai	RMB31,500,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiajian Concrete Co., Ltd.	Shanghai	RMB17,400,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jia Shen Concrete Co., Ltd.	Shanghai	RMB4,400,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai K. Wah Concrete Co., Ltd.	Shanghai	RMB10,000,000	100	Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance service
Shanghai K. Wah Concrete Piles Co., Ltd.	Shanghai	US$2,500,000	100	Manufacture, sale and distribution of concrete piles

36 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Equity joint venture				
Shanghai Ganghui Concrete Co., Ltd.	Shanghai	US$4,000,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiafu Concrete Co., Ltd.	Shanghai	US$1,400,000	55	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Xin Cai Concrete Co., Ltd.	Shanghai	US$2,100,000	99	Manufacture, sale and distribution of ready-mixed concrete

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Par value per share *US$*	Percentage of equity held by the Group	Principal activities
Incorporated in the British Virgin Islands					
Eternal Profits International Limited	Hong Kong	10	1	100	Property investment
Fairlight Investments Limited	Hong Kong	10	1	100*	Investment holding
High Regard Investments Limited	Hong Kong	20	1	100	Investment holding
K. Wah Trading Company Limited	Cook Islands	1	1	100	Trading
Latent Developments Limited	Hong Kong	10	1	100	Investment holding
Profit Access Investments Limited	Hong Kong	10	1	100	Investment holding
Prosperous Fields Limited	Hong Kong	10	1	100	Investment holding
Taksin Profits Limited	Hong Kong	17	1	100	Investment holding
Woodland Assets Limited	Hong Kong	10	1	100	Investment holding

* Directly held by the Company

36 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(b) Jointly Controlled Entities

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Anhui Masteel K. Wah New Building Materials Co., Ltd.	Maanshan	US$4,290,000	30	Manufacture, sale and distribution of slag
北京首鋼嘉華建材有限公司	Beijing	RMB50,000,000	40	Manufacture, sale and distribution of slag
Guangzhou K. Wah Nanfang Cement Limited	Guangzhou	RMB100,000,000	50	Manufacture, sale and distribution of cement
Shanghai Bao Jia Concrete Co., Ltd.	Shanghai	US$4,000,000	50	Manufacture, sale and distribution of ready-mixed concrete
Maanshan Masteel K. Wah Concrete Co. Ltd.	Maanshan	US$2,450,000	30	Manufacture, sale and distribution of ready- mixed concrete

(c) Associated Companies

Name of company	Principal place of operation	Issued share capital		Percentage of equity held by the Group	Principal activities
		Number of ordinary shares	Par value per share *HK$*		
Incorporated in Hong Kong					
Tarmac Asphalt Hong Kong Limited	Hong Kong	1,100,000	10	20	Manufacture, sale and distribution and laying of asphalt

36. 主要附屬公司、共同控制實體及聯營公司(續)

(b) 共同控制實體

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
安徽馬鋼嘉華新型建材有限公司	馬鞍山	美元4,290,000	30	製造、銷售及分銷礦渣
北京首鋼嘉華建材有限公司	北京	人民幣50,000,000	40	製造、銷售及分銷礦渣
廣州市嘉華南方水泥有限公司	廣州	人民幣100,000,000	50	製造、銷售及分銷水泥
上海寶嘉混凝土有限公司	上海	美元4,000,000	50	製造、銷售及分銷預拌混凝土
馬鞍山馬鋼嘉華商品混凝土有限公司	馬鞍山	美元2,450,000	30	製造、銷售及分銷預拌混凝土

(c) 聯營公司

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立					
泰瑪士柏油香港有限公司	香港	1,100,000	10	20	製造、銷售及分銷與鋪蓋瀝青

36. 主要附屬公司、共同控制實體及聯營公司（續）

(a) 附屬公司（續）

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
合資經營企業				
上海港匯混凝土有限公司	上海	美元4,000,000	60	製造、銷售及分銷預拌混凝土
上海嘉富混凝土有限公司	上海	美元1,400,000	55	製造、銷售及分銷預拌混凝土
上海信財混凝土有限公司	上海	美元2,100,000	99	製造、銷售及分銷預拌混凝土

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值	集團持有股權百分比	主要業務
			美元		
在英屬處女群島註冊成立					
Eternal Profits International Limited	香港	10	1	100	物業投資
Fairlight Investments Limited	香港	10	1	100*	投資控股
High Regard Investments Limited	香港	20	1	100	投資控股
K. Wah Trading Company Limited	科克群島	1	1	100	貿易
Latent Developments Limited	香港	10	1	100	投資控股
Profit Access Investments Limited	香港	10	1	100	投資控股
Prosperous Fields Limited	香港	10	1	100	投資控股
Taksin Profits Limited	香港	17	1	100	投資控股
Woodland Assets Limited	香港	10	1	100	投資控股

* 本公司直接擁有

36. 主要附屬公司、共同控制實體及聯營公司（續）

(a) 附屬公司（續）

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
多倫建築制品（深圳）有限公司	深圳	港元10,000,000	100	製造、銷售及分銷混凝土管筒
嘉華建築制品（深圳）有限公司	深圳	美元1,290,000	100	製造、銷售及分銷混凝土管筒
嘉華咨詢（廣州）有限公司	廣州	港元1,560,000	100	提供管理服務
嘉華咨詢（上海）有限公司	上海	美元350,000	100	提供管理服務
嘉華石礦（湖州）有限公司	湖州	美元4,250,000	100	石礦採石
上海嘉華青松混凝土有限公司	上海	美元2,420,000	100	製造、銷售及分銷預拌混凝土
深圳嘉華混凝土管樁有限公司	深圳	美元2,100,000	100	製造、銷售及分銷混凝土管樁
深圳嘉華加氣混凝土有限公司	深圳	美元2,700,000	100	製造、銷售及分銷加氣混凝土產品
合作經營企業				
北京首嘉石業有限公司	北京	美元1,080,000	55	石礦採石
北京嘉華高強混凝土有限公司	北京	美元2,450,000	100	製造、銷售及分銷預拌混凝土
惠東嘉華材料有限公司	惠東	美元2,800,000	100	石礦採石
南京嘉華混凝土有限公司	南京	美元1,330,000	100	製造、銷售及分銷預拌混凝土
上海北蔡混凝土有限公司	上海	人民幣31,500,000	100	製造、銷售及分銷預拌混凝土
上海嘉建混凝土有限公司	上海	人民幣17,400,000	60	製造、銷售及分銷預拌混凝土
上海嘉申混凝土有限公司	上海	人民幣4,400,000	100	製造、銷售及分銷預拌混凝土
上海嘉華混凝土有限公司	上海	人民幣10,000,000	100	製造、銷售及分銷預拌混凝土及提供品質保證服務
上海嘉華管樁有限公司	上海	美元2,500,000	100	製造、銷售及分銷混凝土管樁

33. 或然負債

本公司已就若干附屬公司取得之信貸額港幣291,516,000元(二零零二年:港幣299,370,000元)向銀行出具擔保。於二零零三年十二月三十一日已動用之信貸額為港幣108,490,000元(二零零二年:港幣154,805,000元)。

34. 控股公司及最終控股公司

本公司為在英屬處女群島註冊成立的 Sutimar Enterprises Limited 之附屬公司,其於二零零三年十二月三十一日持有本公司百分之六十七點二五股權,而其則為在百慕達註冊成立之嘉華國際集團有限公司之全資附屬公司。

董事認為本公司之最終控股公司為嘉華國際集團有限公司。

35. 賬目批核

賬目已於二零零四年四月十五日獲董事會批准。

36. 主要附屬公司、共同控制實體及聯營公司

(a) 附屬公司

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 無投票權遞延股股數	每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立						
百利昌有限公司	香港	3,000,000	—	1	99.93	銷售及分銷混凝土管筒
輝亨有限公司	香港	2	—	1	100	提供財務服務
Chelsfield Limited	香港	2,111,192	—	10	100	投資控股
城輝亞洲有限公司	香港	10	—	1	100	投資控股
Construction Materials Limited	香港	30,000	—	10	100	經銷石料
Doran (Hong Kong) Limited	香港	1,000	—	10	100	銷售及分銷混凝土管筒
嘉華混凝土有限公司	香港	2	1,000	100	100	製造、銷售及分銷預拌混凝土
嘉華建材(香港)有限公司	香港	2	2	10	100	提供管理服務
嘉華建築材料有限公司	香港	2	1,000	100	100	製造、銷售及分銷混凝土產品
嘉華材料有限公司	香港	28,080,002	—	1	100	貿易
嘉華石礦有限公司	香港	2	100,000	100	100	經銷石料
嘉華石業(珠海)有限公司	珠海	2	1,000	10	100	石礦採石
嘉華拓展有限公司	香港	2	2	10	100	貿易
嘉安石礦有限公司	香港	9,000,000	—	1	63.5	石礦採石
禮榮有限公司	香港	2	2	1	100	物業投資
匯達通有限公司	香港	2	—	1	100	投資控股
貫通有限公司	香港	2	—	1	100	設備租賃
彩城有限公司	香港	2	—	1	100	投資控股
彩誌有限公司	香港	100	—	1	95	投資控股
彩域有限公司	香港	2	—	1	100	投資控股
星園有限公司	香港	2	—	1	100	投資控股
Triconville Investments Limited	香港	10	—	1	100	投資控股

29. 資本承擔

	集團	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
已簽約但未撥備	**51,339**	53,616

30. 經營租賃承擔

根據不可撤銷之土地及樓宇經營租賃而於未來之最低租賃支出總額如下：

	集團	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
第一年	**7,339**	8,199
第二至第五年	**23,743**	24,517
五年後	**30,638**	38,564
	61,720	71,280

31. 經營租賃收入

根據不可撤銷之土地及樓宇經營租賃而於未來之最低租賃收入總額如下：

	集團	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
第一年	**11,876**	12,454
第二至第五年	**39,408**	47,274
五年後	**30,377**	53,878
	81,661	113,606

32. 有關連人士交易

在集團正常業務範圍內進行之重大有關連人士交易摘錄如下：

(a) 出售石料予聯營公司合計為港幣16,375,000元（二零零二年：港幣26,585,000元）。該項交易是按不低於向集團其他第三方顧客所訂立之價格及條款進行。

(b) 本集團收取墊款予一同系附屬公司（詳情見附註20(b)）之利息收入為港幣5,169,000元（二零零二年：港幣520,000元）。

(c) 根據與聯營公司之租務協議條款收取租金為港幣9,691,000元（二零零二年：港幣9,971,000元）。

28. 綜合現金流量表附註

(a) 經營溢利與來自經營業務之現金對賬表

	二零零三年 港幣千元	二零零二年 港幣千元
經營溢利	**39,412**	68,568
折舊	**67,022**	59,980
撥回機器及設備額外準備	**—**	(11,303)
出售機器及設備虧損／(溢利)	**800**	(541)
出售長期投資利潤	**—**	(103)
出售上市投資利潤	**(2,372)**	—
上市投資未變現收益	**(2,180)**	—
長期投資減值虧損	**2,145**	561
利息收入	**(9,235)**	(16,559)
遞延支出攤銷	**15,675**	14,879
負商譽攤銷	**(632)**	(631)
營運資本變動前之經營溢利	**110,635**	114,851
存貨(增加)／減少	**(26,091)**	20,454
應收賬款及預付款增加	**(51,651)**	(25,210)
應付賬款及應計費用增加／(減少)	**26,522**	(4,461)
來自經營業務之現金	**59,415**	105,634

(b) 融資變動分析

	股本及股份溢價 港幣千元	借款承擔 港幣千元	少數股東權益 港幣千元	總額 港幣千元
二零零二年十二月三十一日	669,893	65,905	145,334	881,132
滙率變動	—	—	(304)	(304)
少數股東應佔溢利	—	—	1,912	1,912
融資之現金流入	—	234,895	949	235,844
二零零三年十二月三十一日	669,893	300,800	147,891	1,118,584
二零零一年十二月三十一日	669,301	285,245	125,547	1,080,093
滙率變動	—	—	(36)	(36)
少數股東應佔溢利	—	—	3,016	3,016
融資之現金流入／(流出)	592	(219,340)	16,807	(201,941)
二零零二年十二月三十一日	669,893	65,905	145,334	881,132

27. 非流動負債

	集團	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
遞延税項 *(附註(a))*	**13,884**	16,945
負商譽 *(附註(b))*	**768**	1,400
	14,652	18,345

(a) 遞延税項

當有法定權利可將現有税項資產與現有税務負債抵銷而遞延税項涉及同一財政機關，則可將遞延税項資產與遞延税項負債互相抵銷。經計入適當抵銷後，以上負債在綜合資產負債表內列賬。

遞延税項根據負債法採用集團營運國家之適用税率就短期時差價全數計算。遞延税項負債／(資產)之變動如下：

	税項折舊	**税務虧損**	**其他**	**總額**
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於二零零一年十二月三十一日	41,817	(21,242)	(937)	19,638
在損益賬(計入)／扣除	(74)	(2,927)	308	(2,693)
於二零零二年十二月三十一日	41,743	(24,169)	(629)	16,945
在損益賬(計入)／扣除	2,387	(5,257)	(191)	(3,061)
於二零零三年十二月三十一日	44,130	(29,426)	(820)	13,884

未用税損及其他短期時差合共港幣138,359,000元(二零零二年：港幣127,393,000元)產生之遞延税項資產港幣28,508,000元(二零零二年：24,592,000元)並無在賬目中確認。未用税損港幣81,162,000元(二零零二年：港幣75,223,000元)並無限期，而其餘將於二零零九年或之前期滿。

(b) 負商譽

	集團	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
成本值	**2,663**	2,663
累計攤銷	**(1,895)**	(1,263)
年末	**768**	1,400

25. 儲備(續)

公司

	股份溢價 港幣千元	資本儲備 港幣千元	股本 贖回儲備 港幣千元	盈餘儲備 港幣千元	總額 港幣千元
二零零二年十二月三十一日	545,572	235,239	70	457,762	1,238,643
發行代息股份	(1,572)	—	—	—	(1,572)
發行代息股份所產生之儲備	—	—	—	8,279	8,279
本年度溢利	—	—	—	37,277	37,277
二零零二年末期股息	—	—	—	(12,432)	(12,432)
二零零三年中期股息	—	—	—	(12,478)	(12,478)
二零零三年十二月三十一日	**544,000**	**235,239**	**70**	**478,408**	**1,257,717**
二零零一年十二月三十一日	547,627	235,239	70	436,338	1,219,274
發行股份之溢價	479	—	—	—	479
發行代息股份	(2,534)	—	—	—	(2,534)
發生代息股份所產生之儲備	—	—	—	15,170	15,170
本年度溢利	—	—	—	49,097	49,097
二零零一年末期股息	—	—	—	(30,446)	(30,446)
二零零二年中期股息	—	—	—	(12,397)	(12,397)
二零零二年十二月三十一日	545,572	235,239	70	457,762	1,238,643

本公司可供分配予股東之儲備為港幣478,408,000元(二零零二年:港幣457,762,000元)。

26. 長期負債

	集團 **二零零三年** **港幣千元**	集團 二零零二年 港幣千元	公司 **二零零三年** **港幣千元**	公司 二零零二年 港幣千元
銀行借款				
已抵押	**20,800**	—	**20,800**	—
無抵押	**190,000**	—	**190,000**	—
	210,800	—	**210,800**	—
列為流動負債部份	**(10,000)**	—	**(10,000)**	—
	200,800	—	**200,800**	—

銀行借款之還款期如下:

	集團 **二零零三年** **港幣千元**	集團 二零零二年 港幣千元	公司 **二零零三年** **港幣千元**	公司 二零零二年 港幣千元
一年內	**10,000**	—	**10,000**	—
第一年至第二年	**30,800**	—	**30,800**	—
第二年至第五年	**170,000**	—	**170,000**	—
	210,800	—	**210,800**	—

25. 儲備

集團

	股份溢價 *港幣千元*	資本儲備 *港幣千元*	股本 贖回儲備 *港幣千元*	土地及樓房 重估儲備 *港幣千元*	盈餘儲備 *港幣千元*	總額 *港幣千元*
二零零二年 十二月三十一日	545,572	4,395	70	27,363	690,849	1,268,249
滙率變動	—	—	—	—	(1,881)	(1,881)
發行代息股份	(1,572)	—	—	—	—	(1,572)
發行代息股份 所產生之儲備	—	—	—	—	8,279	8,279
本年度溢利	—	—	—	—	40,205	40,205
二零零二年末期股息	—	—	—	—	(12,432)	(12,432)
二零零三年中期股息	—	—	—	—	(12,478)	(12,478)
二零零三年 十二月三十一日	**544,000**	**4,395**	**70**	**27,363**	**712,542**	**1,288,370**
公司及附屬公司	544,000	4,395	70	27,363	731,852	1,307,680
共同控制實體	—	—	—	—	(22,756)	(22,756)
聯營公司	—	—	—	—	3,446	3,446
	544,000	4,395	70	27,363	712,542	1,288,370
二零零一年 十二月三十一日	547,627	4,395	70	27,363	656,503	1,235,958
滙率變動	—	—	—	—	(309)	(309)
發行股份之溢價	479	—	—	—	—	479
發行代息股份	(2,534)	—	—	—	—	(2,534)
發行代息股份 所產生之儲備	—	—	—	—	15,170	15,170
本年度溢利	—	—	—	—	62,328	62,328
二零零一年末期股息	—	—	—	—	(30,446)	(30,446)
二零零二年中期股息	—	—	—	—	(12,397)	(12,397)
二零零二年 十二月三十一日	545,572	4,395	70	27,363	690,849	1,268,249
公司及附屬公司	545,572	4,395	70	27,363	716,599	1,293,999
共同控制實體	—	—	—	—	(28,342)	(28,342)
聯營公司	—	—	—	—	2,592	2,592
	545,572	4,395	70	27,363	690,849	1,268,249

24. 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。本公司於二零零二年五月三十日舉行之股東週年大會，決議通過並採納新的認股權計劃和終止當時之現有認股權計劃(該計劃於二零零零年六月二十三日被採納)，但按照舊的認股權計劃所授予之認股權仍然有效。根據新的認股權計劃，認股權將授予本公司或其聯屬公司之董事、高級行政人員或僱員及其他合資格承授人。每宗授出之認股權均收取港幣一元正為代價。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動如下：

	二零零三年	二零零二年
年初	**38,264,000**	39,394,000
獲授*(附註(a))*	**20,482,000**	—
已行使之認股權	**—**	(1,130,000)
年末*(附註(b))*	**58,746,000**	38,264,000

(a) 獲授之認股權於二零零三年二月二十八日授出及將於二零一三年二月二十八日到期。每股行使價格為港幣0.514元。在本年度認股權的報酬收入是港幣六十七元。

(b) **尚未行使之認股權**

行使日期	**每股行使價** *港幣*	認股權數目 **二零零三年**	 二零零二年
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**3,100,000**	3,400,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**4,470,000**	5,006,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**6,000,000**	—
僱員及其他人士			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**9,862,000**	9,562,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**20,832,000**	20,296,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**14,482,000**	—
		58,746,000	38,264,000

21. 其他投資

	集團	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
香港上市，按市場值	**5,150**	—

22. 應付賬款及應計費用

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
貿易應付賬款	**138,266**	104,619	—	—
其他應付款	**62,794**	59,670	—	—
營運應計費用	**82,052**	92,918	**1,329**	1,353
已收按金	**5,811**	5,194	—	—
	288,923	262,401	**1,329**	1,353

本集團之貿易應付賬款賬齡依發票日期分析如下：

	二零零三年	二零零二年
	港幣千元	*港幣千元*
一個月內	**81,864**	48,213
二至三個月	**38,658**	39,154
四至六個月	**9,649**	9,152
六個月以上	**8,095**	8,100
	138,266	104,619

23. 股本

	每股面值港幣一角之普通股	***港幣千元***
法定：		
二零零二年及二零零三年十二月三十一日	**3,888,000,000**	**388,800**
發行及繳足：		
二零零一年十二月三十一日	**1,216,740,404**	**121,674**
行使認股權	**1,130,000**	**113**
發行代息股份	**25,337,411**	**2,534**
二零零二年十二月三十一日	**1,243,207,815**	**124,321**
發行代息股份	**15,726,836**	**1,572**
二零零三年十二月三十一日	**1,258,934,651**	**125,893**

19. 存貨

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
石料及沙	**24,820**	7,653
混凝土管筒及磚	**8,723**	4,952
水泥	**4,813**	6,598
零件	**22,861**	19,857
消耗品	**7,499**	3,565
	68,716	42,625

以可變現淨值列賬的存貨金額合共港幣1,809,000元(二零零二年:港幣1,572,000元)。

20. 應收賬款及預付款

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
貿易應收賬款(附註(a))	**345,050**	283,080	—	—
借款予同系附屬公司(附註(b))	**70,000**	—	—	—
其他應收款	**29,330**	28,751	—	—
預付款	**37,930**	48,828	**8**	16
	482,310	360,659	**8**	16

(a) 集團根據當地有關行業之標準制定信貸政策。集團給予在香港之客戶之信用期限一般為30天至60天,而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之貿易應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下:

	二零零三年	二零零二年
	港幣千元	港幣千元
一個月內	**127,199**	141,316
二至三個月	**141,138**	80,428
四至六個月	**57,015**	50,566
六個月以上	**19,698**	10,770
	345,050	283,080

(b) 本集團於二零零二年七月授予一同系附屬公司港幣330,000,000元的無抵押循環備用貸款,年利息率為三個月的香港銀行同業拆息利率再加2.38%。續回期為三年並附一至二年延期贖回權。本年度最高貸款額為港幣219,000,000元(二零零二年:港幣50,000,000元)。

16. 共同控制實體

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
應佔之資產淨額	**141,913**	106,373
應收賬款	**95,536**	89,954
	237,449	196,327

應收賬款為無抵押、免息及無固定還款期。

董事認為對集團業績或資產淨值有重大影響之共同控制實體之詳細資料見附註36(b)。

17. 聯營公司

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
應佔之資產淨額	**16,098**	15,244

董事認為對集團業績或資產淨值有重大影響之聯營公司之詳細資料見附註36(c)。

18. 其他非流動資產

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
遞延支出		
清除表土費用	**114,366**	111,564
石礦場發展費用	**13,421**	11,452
	127,787	123,016
遞延應收賬款	**8,147**	11,020
長期投資		
香港上市	**2,487**	2,487
非上市	**102,306**	104,451
	104,793	106,938
	240,727	240,974
長期上市投資市值	**736**	1,346

遞延應收賬款為借予承包商款項，墊款由承包者之資產作抵押，並以現行市場之利率計息。墊款須每月分期歸還直至二零零八年止。遞延應收賬款之流動部份已包括在其他應收賬款內。

14. 租賃土地及樓房

中期租賃土地及樓房如下：

	香港 港幣千元	香港以外 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
成本值	296,935	24,068	321,003	315,757
一九九零年專業估值	27,940	—	27,940	27,940
	324,875	24,068	348,943	343,697

若干位於香港之土地及樓房由獨立專業估值師仲量聯行根據於一九九零年三月三十一日之公開市值基準重新估值。根據香港會計準則第17條「物業、機器及設備」第80段，本集團日後無需重估此物業。倘此物業按成本值列賬，其賬面值為港幣490,000元（二零零二年：港幣501,000元）。

15. 附屬公司

	公司 二零零三年 港幣千元	 二零零二年 港幣千元
非上市股份，按成本值	1	1
應收貸款	370,556	300,556
應收賬款	1,776,330	2,038,147
應付賬款	(642,053)	(1,166,559)
	1,504,834	1,172,145
撥備	(16,392)	(16,392)
	1,488,442	1,155,753

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息，應付及應收賬款為無抵押、免息及無固定還款期。

董事認為對集團業績或資產淨值有重大影響之附屬公司之詳細資料見附註36(a)。

12. 每股盈利

每股基本盈利乃根據股東應佔溢利港幣40,205,000元(二零零二年:港幣62,328,000元)及年內已發行股份1,247,373,000股(二零零二年:1,228,986,000股)之加權平均數計算。

每股攤薄盈利並無呈列,因於二零零三年十二月三十一日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

13. 物業、機器及設備

集團

	租賃土地及樓房 *港幣千元*	投資物業 *港幣千元*	租賃物業裝修 *港幣千元*	廠場機器 *港幣千元*	其他資產 *港幣千元*	總額 *港幣千元*
成本值或估值						
二零零二年十二月三十一日	343,697	42,000	29,324	621,718	223,062	1,259,801
添置	5,246	—	2,709	65,723	57,609	131,287
出售	—	—	(50)	(18,918)	(18,357)	(37,325)
二零零三年十二月三十一日	348,943	42,000	31,983	668,523	262,314	1,353,763
累積折舊						
二零零二年十二月三十一日	38,978	—	20,643	339,569	119,665	518,855
本年度折舊	7,347	—	1,661	37,926	20,088	67,022
出售	—	—	(5)	(17,072)	(17,190)	(34,267)
二零零三年十二月三十一日	46,325	—	22,299	360,423	122,563	551,610
賬面淨值						
二零零三年十二月三十一日	**302,618**	**42,000**	**9,684**	**308,100**	**139,751**	**802,153**
二零零二年十二月三十一日	304,719	42,000	8,681	282,149	103,397	740,946

(a) 租賃土地及樓房按成本值或估值減折舊列賬,詳情見附註14。香港之中期租賃投資物業於二零零三年十二月三十一日由獨立專業估值師威格斯香港有限公司按公開市值基準評估。

(b) 賬面淨值港幣231,966,000元(二零零二年:港幣237,305,000元)的租賃土地及樓房已抵押作為銀行信貸的擔保。

(c) 其他資產包括躉船、傢俬、設備及汽車。

(d) 除以上附註(a)提及的物業外,其他資產均按成本值列賬。

9. 稅項抵免／(支出)(續)

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十七點五(二零零二年：百分之十六)稅率提撥。海外利得稅乃按照溢利產生之國家之現行稅率提撥。

本集團除稅前溢利之稅項與採用稅率而計算之理論稅款有異，詳情如下：

	二零零三年 港幣千元	二零零二年 港幣千元
除稅前溢利	**41,776**	69,758
按適用稅率之稅項	**(6,070)**	(3,234)
稅務減免之收入	**15,260**	6,284
無須課稅之收入	**373**	628
不可扣稅之支出	**(3,631)**	(1,540)
使用先前未確認之稅務虧損	**4,686**	3,723
未確認之稅務虧損	**(9,923)**	(10,249)
剩餘／(不足)之稅項撥備	**932**	(26)
因稅率上升而增加之稅項	**(1,286)**	—
稅項抵免／(支出)	**341**	(4,414)

10. 股東應佔溢利

計入本公司賬目之股東應佔溢利為港幣37,277,000元(二零零二年：港幣49,097,000元)。

11. 股息

	二零零三年 港幣千元	二零零二年 港幣千元
中期股息附現金選擇權，每股港幣1仙 (二零零二年：每股港幣1仙)	**12,478**	12,397
建議末期股息附現金選擇權，每股港幣1仙 (二零零二年：每股港幣1仙)	**12,690**	12,432
	25,168	24,829

部分股息以現金派發，詳情如下：

中期	**6,197**	10,968
末期	—	10,434
	6,197	21,402

董事會建議末期股息以股代息附現金選擇權，每股港幣1仙(二零零二年：每股港幣1仙)。此股息將於截至二零零四年十二月三十一日止年度列作盈餘儲備分派。

7. 管理人員酬金（續）

此等人士之酬金組別如下：

	僱員人數	
	二零零三年	二零零二年
港幣1,000,001元至港幣1,500,000元	**—**	1
港幣1,500,001元至港幣2,000,000元	**1**	2
港幣2,000,001元至港幣2,500,000元	**2**	1
	3	4

8. 退休福利計劃

本集團視乎不同情況為僱員在香港設立兩種界定退休福利供款計劃，包括強積金及職業退休計劃。集團根據有關強積金法例為僱員供款，供款率為僱員之每月有關入息5%。集團亦為適合的僱員設立職業退休計劃供款，供款率為扣除集團就該僱員向強積金計劃供款後的基本薪金的5%至10%。本集團對職業退休計劃之供款於產生時支銷，倘僱員在享有全數供款利益前退出該計劃，則本集團可將所沒收之供款額用作扣減未來之供款。計劃資產由獨立管理基金管理，並與本公司之資產分開持有。

本集團於中國內地的僱員參與相關省市政府籌辦的多項退休金計劃。據此，本集團須按8%至22.5%供款率（視乎適用的地方規定而定），每月向該等計劃作出定額供款。除上文所述付款外，本集團概無支付僱員或退休人士其他退休金和退休後福利的責任。

於本年度自損益表內扣除之退休福利計劃開支，包括本集團對退休計劃之供款額為港幣13,735,000元（二零零二年：港幣9,787,000元），扣除沒收之供款港幣82,000元（二零零二年：港幣379,000元），剩餘港幣57,000元（二零零二年：港幣59,000元）於年終可用作扣減未來的供款。

9. 稅項豁免／（支出）

	二零零三年	二零零二年
	港幣千元	*港幣千元*
本公司及附屬公司		
香港利得稅	**(150)**	(1,728)
中國內地所得稅	**(1,578)**	(4,783)
遞延稅項（附註27(a)）	**3,061**	2,693
	1,333	(3,818)
共同控制實體		
中國內地所得稅	**(848)**	(558)
聯營公司		
香港利得稅	**(144)**	(38)
	341	(4,414)

5. 財務費用

	二零零三年 港幣千元	二零零二年 港幣千元
利息支出		
銀行貸款及透支	**5,508**	7,191
需於五年內全數償還之融資租賃承擔	**—**	2
	5,508	7,193

6. 董事酬金

	二零零三年 港幣千元	二零零二年 港幣千元
袍金	**440**	540
薪金及其他酬金	**3,921**	1,491
退休福利	**259**	137
	4,620	2,168

本公司董事之酬金組別如下：

	董事人數 二零零三年	二零零二年
無至港幣1,000,000元	**7**	9
港幣1,500,001元至港幣2,000,000元	**—**	1
港幣2,000,001元至港幣2,500,000元	**2**	—
	9	10

付予獨立非執行董事之袍金為港幣240,000元(二零零二年：港幣240,000元)，除此之外，並無付予其他酬金。

本年度內，行使價每股港幣0.514元共可認購6,000,000股(二零零二年：無)之認股權已授予董事，而董事並沒有行使任何認股權(二零零二年：無)。

7. 管理人員酬金

本年度集團內五名最高酬金人士中包括二名(二零零二年：一名)董事，其酬金亦已在附註6中反映。其餘三名(二零零二年：四名)人士之酬金如下：

	二零零三年 港幣千元	二零零二年 港幣千元
薪金及其他酬金	**5,575**	6,801
退休福利	**332**	377
	5,907	7,178

3. 營業額及其他收益

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
建築材料銷售	**1,130,894**	1,010,999
其他收益		
租金收入	**12,292**	12,036
利息收入		
非上市證券投資	**—**	9,538
墊款予同系附屬公司(附註32(b))	**5,169**	520
銀行存款	**2,545**	4,583
遞延應收賬款(附註18)	**1,521**	1,918
向同系附屬公司收取前期費用	**—**	1,188
	21,527	29,783
	1,152,421	1,040,782

4. 經營溢利

	二零零三年 港幣千元	二零零二年 港幣千元
經營溢利已計入：		
出售上市投資溢利	**2,372**	103
上市投資未變現收益	**2,180**	—
出售機器及設備溢利	**—**	541
撥回機器及設備額外準備	**—**	11,303
出售營運權收益	**28,260**	—
負商譽攤銷	**632**	631
及已扣除：		
折舊	**67,022**	59,980
攤銷		
石礦場發展費用	**1,284**	846
清除表土費用	**14,391**	14,033
經營租賃租金		
土地及樓房	**12,148**	11,740
廠場機器	**779**	1,888
專利費	**4,275**	3,076
核數師酬金	**979**	952
出售機器及設備之虧損	**800**	—
出售貨物成本	**952,187**	785,384
員工成本，包括董事酬金	**155,295**	140,558
長期投資減值虧損	**2,145**	561
滙率虧損	**920**	—

2. **分部資料**（續）

截至二零零二年十二月三十一日止年度

	香港 港幣千元	中國內地 港幣千元	總額 港幣千元
營業額	553,060	457,939	1,010,999
其他收益	29,225	558	29,783
經營溢利	50,495	18,073	68,568
財務費用			(7,193)
應佔溢利減虧損			
共同控制實體	1,968	2,471	4,439
聯營公司	3,944	—	3,944
除稅前溢利			69,758
稅項			(4,414)
除稅後溢利			65,344
少數股東權益	—	(3,016)	(3,016)
股東應佔溢利			62,328
分部資產	882,685	395,581	1,278,266
共同控制實體	3,009	193,318	196,327
聯營公司	15,244	—	15,244
未分配資產			395,916
資產總額			1,885,753
分部負債	150,628	113,173	263,801
少數股東權益	99,720	45,614	145,334
未分配負債			84,048
負債總額			493,183
資本開支	54,971	99,657	154,628
折舊	42,479	17,501	59,980
攤銷	14,879	—	14,879
撥回機器及設備之額外準備	—	11,303	11,303

2. 分部資料

集團主要從事生產及分銷建築材料，此外並沒有其他重大獨立分部業務。根據集團內部財務報告及經營業務，主要報告以地區分部呈列，而業務分部並不適用。分部資產主要包括物業、機器及設備、其他非流動資產、存貨、應收賬款及預付款，主要不包括投資。分部負債主要包括應付賬款及應計費用。而銷售則以客戶所在的國家劃分。

地區分部資料如下：

截至二零零三年十二月三十一日止年度

	香港 港幣千元	中國內地 港幣千元	總額 港幣千元
營業額	537,482	593,412	1,130,894
其他收益	20,995	532	21,527
經營溢利	13,831	25,581	39,412
財務費用			(5,508)
應佔溢利減虧損			
共同控制實體	18	6,856	6,874
聯營公司	998	—	998
除税前溢利			41,776
税項			341
除税後溢利			42,117
少數股東權益	—	(1,912)	(1,912)
股東應佔溢利			40,205
分部資產	904,727	584,386	1,489,113
共同控制實體	3,078	234,371	237,449
聯營公司	16,098	—	16,098
未分配資產			424,470
資產總額			2,167,130
分部負債	122,666	167,025	289,691
少數股東權益	99,697	48,194	147,891
未分配負債			315,285
負債總額			752,867
資本開支	38,184	113,549	151,733
折舊	41,670	25,352	67,022
攤銷	14,897	778	15,675

1. 主要會計政策（續）

(n) 收益確認

建築材料銷售之收入於貨物付運予顧客及法定所有權轉讓時入賬。租金收入於扣除支付予承租人之優惠後按租賃年期以直線法確認。利息收入依據未償還本金額及適用利率按時間比例確認。股息收入在收取股息之權利確定時確認。

(o) 租賃資產

資產擁有權之絕大部份得益及風險由出租者保留之租賃皆作為經營租賃入賬。經營租賃之租金支出在扣除自出租者提供之優惠後，以直線法於租賃期內在損益表中支銷。

(p) 僱員福利

根據界定供款退休公積金計劃作出之供款在該年度之損益表內支銷。

僱員在年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數償還的花紅計劃之現有之法律性或推定性的責任，而責任金額能夠可靠地作出估算情況下，需確立撥備。

(q) 借貸成本

凡直接與收購、建造或製造資產有關的借貸成本，而該等資產必須經過一段頗長時間籌備，以達致預定用途，該等借貸利息及成本均資本化作為該資產之部份成本。所有其他借貸成本在發生時於損益表內支銷。

(r) 外幣

於年內如以外幣作交易均按成交日之滙率折算。於結算日以外幣入賬之貨幣資產與負債則按該日之滙率折算，此等外滙折算盈虧均計入損益表。

以外幣入賬之海外附屬公司、共同控制實體及聯營公司之損益表，按當年滙率之加權平均數折算，而資產負債表則按於結算日之滙率折算。折算於此等附屬公司、共同控制實體及聯營公司淨投資所產生之折算盈虧則直接計入儲備。

(s) 現金及現金等價物

現金及現金等價物包括庫存現金及存放於銀行及財務機構於存款日起計算三個月內可隨時提取之款項之銀行結餘扣除由銀行及財務機構墊支日期起計算三個月內償還之透支及墊款。

1. 主要會計政策(續)

(i) 投資

因特定長期目標或策略原因持有的證券於資產負債表列入其他非流動資產並按成本值扣除虧損準備入賬。個別投資之賬面值在每年結算日均作檢討,以評估其公平值是否已下跌至低於其賬面值。假如下跌並非暫時性,則有關證券之賬面值須削減至其公平值。減值虧損在損益表中列作開支。當引致撇減之情況及事件不再存在,而有可信證據顯示新的情況和事件會於可預見將來持續,則將此項減值虧損撥回損益表。

如證券持有的目的是為了能在短期價值變動下產生利潤列入資產負債表之流動資產並按公平值列賬。證券之公平值變動而引致之未變現盈虧淨額均在損益表確認。出售證券之盈利或虧損指出售所得款項淨額與賬面值之差額,並在產生時於損益表確認。

(j) 遞延支出

石礦場發展費用乃在石礦場中添置開採石礦之基本建設之成本。清除表土費用乃使石礦場符合開採條件之費用。此等費用乃於有關之採石場地之估計可用年限內以直線法攤銷。

開辦費用於發生時以費用支銷。

(k) 存貨

存貨按成本值或可變現淨值二者之較低者入賬。成本以加權平均數作基準計算,包括物料、直接勞工及應佔之製造費用。可變現淨值是以預計之銷售價扣除估計銷售費用計算。

(l) 撥備

當因過往事件須承擔現有之法律性或推定性的責任,而在解除責任時有可能消耗資源,同時責任金額能夠可靠地作出估算情況下,需確立撥備。當預計撥備款可獲償付,則將償付款確認為一項獨立資產,惟只能在償付款可實質確定時確認。

(m) 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在賬目內之賬面值兩者之短期時差作全數撥備。短期時差主要來自物業、機器及設備之折舊以及累積稅損。遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

與未用累積稅損有關之遞延稅項資產乃就有可能將未來應課稅溢利與可動用之未用稅損抵銷而確認。

遞延稅項乃就附屬公司、共同控制實體及聯營公司投資之短期時差而撥備,但假若可以控制時差撥回之時間,而短期時差有可能在可見未來不會撥回則除外。

往年度,遞延稅項乃就所有重大時差(主要為預期在可見未來撥回之加速折舊免稅額)採用負債法按現行稅率撥備。此項會計政策經已修訂以配合經修訂之會計準則第12號,該改變並未對賬目有重大之影響。

1. **主要會計政策**（續）

(f) **商譽**

商譽指收購成本超出於收購日集團應佔所收購之附屬公司、共同控制實體或聯營公司之淨資產之數額。

收購商譽計入資產負債表中為獨立資產，並於其估計可用年期以不超過二十年以直線法攤銷。商譽之賬面值於每年均作檢討，並只於董事認為已出現非暫時性減值，則作出減值準備。

當淨資產之公平價值超出於收購代價時，相差之金額將於收購之年度，或按所收購之非貨幣性資產的加權平均可使用年期在損益表內確認。

(g) **物業、機器及設備**

物業、機器及設備均按原值或估值減累積折舊及重大非暫時性減值之撥備入賬。

租賃土地及樓房與租賃物業裝修按各租賃年期以直線法計算折舊。其他資產以直線法在其估計可使用年限內攤銷。折舊年率如下：

廠場機器	5至25%
其他資產	20至25%

將資產重修至其正常運作狀態之重大支出均在損益表支銷。裝修改良支出均資本化，並按其對本集團之預計可用年期折舊。資產之賬面值均定期檢討，當預計可收回價值長期下降至低於賬面值時，賬面值需作減值至預計可收回價值。預期未來之現金流量將折算為現值來決定可收回價值。

出售資產之收益或虧損指出售所得收入淨額與資產賬面值之差額，並於損益表入賬。於出售經過重估之資產時，任何屬於有關資產已變現之重估儲備結餘均直接轉撥至盈餘儲備。

(h) **投資物業**

投資物業乃建築工程及發展項目已完成並因其長期投資潛力持有而非集團自用之房地產權益。投資物業價值按公平值入賬，此價值為獨立專業估值計算之公開市場價值。投資物業重估產生之任何虧損轉入損益表內。投資物業重估產生之增值將以先前扣減之金額為限撥入損益表，餘額轉入投資物業重估儲備內。當出售投資物業時，其有關重估盈餘之已變現部分將撥入損益表。

租賃年期超過二十年之投資物業則不作折舊。

1. 主要會計政策

(a) 編製基礎

本賬目根據歷史成本會計法編撰，並對某些物業及其他投資的重估值作出修訂，及按照香港財務申報準則編製而成。

本集團在二零零三年採納並施行香港會計師公會發出經修訂之會計準則第12號「所得税」，採納經修訂之會計準則第12號構成會計政策之變動，詳見下文附註(m)。而其改變並未對賬目有重大之影響。

以下為編製賬目所採用之主要會計政策。

(b) 綜合基礎

本集團之綜合賬目已計入嘉華建材有限公司及其附屬公司截至十二月三十一日止年度之賬目，並包括本集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體或聯營公司之應佔業績由其收購日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時之資產淨值及應佔未攤銷之商譽或負商譽(包括以前直接計入儲備之金額)計算。

所有集團內公司間之重大交易及結餘已對銷。

(c) 附屬公司

附屬公司乃由本集團直接或間接長期持有超過百分之五十已發行股本、或控制超過百分之五十投票權、或控制董事會組成之公司。

在本公司的資產負債表內，附屬公司之投資以成本值或低於成本值列賬。如董事認為已出現非暫時性減值，則作出減值準備。本公司將附屬公司之業績按股息收入入賬。

(d) 共同控制實體

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

共同控制實體以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

(e) 聯營公司

聯營公司乃非附屬公司，但本集團在股權中擁有長期權益，並對其管理有重大影響力之公司。

聯營公司以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

綜合權益變動表

截至二零零三年十二月三十一日止年度

	附註	**二零零三年** **港幣千元**	二零零二年 港幣千元
於年初		**1,392,570**	1,357,632
滙率變動	25	**(1,881)**	(309)
行使認股權發行股份		**—**	592
發行代息股份所產生之儲備	25	**8,279**	15,170
本年度溢利	25	**40,205**	62,328
股息			
末期股息	25	**(12,432)**	(30,446)
中期股息	25	**(12,478)**	(12,397)
於年末		**1,414,263**	1,392,570

綜合現金流量表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元
經營業務之現金流量			
來自經營業務之現金	28(a)	**59,415**	105,634
已付香港利得稅		**(2,545)**	(7,858)
已付中國內地所得稅		**(2,037)**	(5,125)
已付利息		**(5,508)**	(7,191)
融資租賃租金之利息部份		**—**	(2)
來自經營業務之現金淨額		**49,325**	85,458
投資業務之現金流量			
購買機器及設備		**(131,287)**	(118,092)
出售機器及設備		**2,258**	4,508
增加投資於共同控制實體		**(29,954)**	(10,039)
墊款予共同控制實體		**(5,582)**	(4,609)
遞延支出		**(20,446)**	(36,536)
遞延應收賬款減少／(增加)		**2,873**	(1,893)
購買長期投資		**—**	(10,173)
購買上市投資		**(5,715)**	—
出售上市投資		**5,117**	—
出售長期上市投資		**—**	5,295
贖回其他投資		**—**	280,000
墊款予同系附屬公司		**(219,000)**	(50,000)
還款自同系附屬公司		**149,000**	50,000
已收利息		**9,235**	16,559
已收聯營公司股息		**—**	3,400
已收共同控制實體股息		**681**	—
(用於)／來自投資業務之現金淨額		**(242,820)**	128,420
融資活動之現金流量			
發行新股本		**—**	592
少數股東借款增加淨額		**2,053**	18,960
新增短期銀行借款		**90,000**	—
償還短期銀行借款		**(65,905)**	—
新增長期銀行借款		**429,800**	225,000
償還長期銀行借款		**(219,000)**	(325,917)
短期銀行貸款於貸款日起計算多於三個月內償還之減少		**—**	(117,785)
融資租賃租金之資本部份		**—**	(638)
已付予股東股息		**(16,631)**	(27,673)
已付予附屬公司少數股東股息		**(1,104)**	(2,153)
來自／(用於)融資活動之現金淨額	28(b)	**219,213**	(229,614)
現金及銀行結餘之增加／(減少)淨額		**25,718**	(15,736)
滙率變動		**(2,426)**	(325)
於年初之現金及銀行結餘		**283,062**	299,123
於年末之現金及銀行結餘		**306,354**	283,062

公司資產負債表

二零零三年十二月三十一日

	附註	**二零零三年** ***港幣千元***	二零零二年 *港幣千元*
附屬公司	15	**1,488,442**	1,155,753
流動資產			
應收賬款及預付款	20	**8**	16
可收回稅項		**1,991**	391
現金及銀行結餘		**195,298**	208,157
		197,297	208,564
流動負債			
應付賬款及應計費用	22	**1,329**	1,353
長期負債之一年內應償還額	26	**10,000**	—
短期銀行貸款 — 無抵押		**90,000**	—
		101,329	1,353
流動資產淨額		**95,968**	207,211
		1,584,410	1,362,964
資本來源：			
股本	23	**125,893**	124,321
儲備	25	**1,257,717**	1,238,643
股東權益		**1,383,610**	1,362,964
長期負債	26	**200,800**	—
		1,584,410	1,362,964

呂志和

董事

呂耀東

董事

綜合資產負債表

二零零三年十二月三十一日

	附註	**二零零三年** **港幣千元**	二零零二年 港幣千元
物業、機器及設備	13	**802,153**	740,946
共同控制實體	16	**237,449**	196,327
聯營公司	17	**16,098**	15,244
其他非流動資產	18	**240,727**	240,974
非流動資產		**1,296,427**	1,193,491
流動資產			
存貨	19	**68,716**	42,625
應收賬款及預付款	20	**482,310**	360,659
可收回稅項		**8,173**	5,916
其他投資	21	**5,150**	—
現金及銀行結餘		**306,354**	283,062
		870,703	692,262
流動負債			
應付賬款及應計費用	22	**288,923**	262,401
長期負債之一年內應償還額	26	**10,000**	—
短期銀行貸款 — 無抵押		**90,000**	65,905
應付稅項		**601**	1,198
		389,524	329,504
流動資產淨額		**481,179**	362,758
		1,777,606	1,556,249
資金來源：			
股本	23	**125,893**	124,321
儲備	25	**1,288,370**	1,268,249
股東權益		**1,414,263**	1,392,570
少數股東權益		**147,891**	145,334
長期負債	26	**200,800**	—
非流動負債	27	**14,652**	18,345
		1,777,606	1,556,249

呂志和
董事

呂耀東
董事

綜合損益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元
營業額	3	**1,130,894**	1,010,999
銷售成本		**(1,085,600)**	(909,523)
毛利		**45,294**	101,476
其他收益	3	**21,527**	29,783
其他營運收入		**44,132**	8,342
行政費用		**(48,538)**	(52,821)
其他營運費用		**(23,003)**	(18,212)
經營溢利	4	**39,412**	68,568
財務費用	5	**(5,508)**	(7,193)
應佔溢利減虧損			
共同控制實體		**6,874**	4,439
聯營公司		**998**	3,944
除税前溢利		**41,776**	69,758
税項抵免／(支出)	9	**341**	(4,414)
除税後溢利		**42,117**	65,344
少數股東權益		**(1,912)**	(3,016)
股東應佔溢利	25	**40,205**	62,328
股息	11	**(25,168)**	(24,829)
		港仙	港仙
每股盈利	12	**3.2**	5.1

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話 (852) 2289 8888
傳真 (852) 2810 9888

致嘉華建材有限公司全體股東
(於香港註冊成立之有限公司)

本核數師已完成審核第42頁至第71頁之賬目，該等賬目乃按照香港財務申報準則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零三年十二月三十一日結算時之財務狀況，及 貴集團至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零四年四月十五日

認股權計劃(續)

上文所述之所有認股權，須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。

授出之認股權於行使時方於財務報表中確認。董事認為評估上述認股權價值涉及多方面主觀和不肯定的假設，因此不宜披露於年內授出之認股權價值。本公司股份在緊接認股權於年內授出日期前一天的收市價為港幣0.5元。

除認股權計劃外，本公司、附屬公司、同母系附屬公司及控股公司於年內概無簽訂任何協議，使本公司董事可藉收購本公司或其他法人團體之股份或債券而獲益。

財務概要

本集團之五年業績、資產及負債賬目摘要載於年報第27頁及第28頁。

主要客戶及供應商

在截至二零零三年十二月三十一日止年度內，集團最大五個顧客之營業額佔整體營業額少於百分之三十。在採購方面(不包括資本性採購)，最大五個供應商之採購額佔整體採購額亦少於百分之三十。

就本公司董事所知悉，未有任何董事，其聯繫人士，或就董事所知持有超過百分之五本公司已發行股份之股東擁有此五大供應商之任何權益。

管理合約

本年度本公司並無訂立或存有任何重要之管理及行政合約。

核數師

本公司賬項經由羅兵咸永道會計師事務所審核。該核數師任滿告退，但願意應聘續任。

承董事會命

主席
呂志和博士

香港，二零零四年四月十五日

認股權計劃(續)

於二零零三年十二月三十一日，根據認股權計劃或根據本公司任何其他認股權計劃授出並由本公司董事、本公司僱員及其他參與者持有之認股權之詳情載列如下：

	授出日期	於二零零三年一月一日持有之認股權	於年內授出之認股權	於年內行使之認股權	於二零零三年十二月三十一日持有之認股權	行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	2,000,000	—	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,870,000	—	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
陳啟能	二零零三年二月二十八日	—	110,000	—	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,270,000	—	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	—	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	二零零三年二月二十八日	—	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
葉慶忠	二零零三年二月二十八日	—	150,000	—	150,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
僱員	一九九八年五月二十日	9,262,000	—	—	9,262,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	19,226,000	—	—	19,226,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	13,882,000	—	13,882,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
其他	一九九八年五月二十日	600,000	—	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,606,000	—	—	1,606,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	600,000	—	600,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

認股權計劃(續)

(3) 可予發行之股份總數(續)

於二零零三年十二月三十一日,根據認股權計劃可予發行之股份總數為101,305,040股,佔本公司當時已發行股本約8.05%。

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權(不論已行使或尚未行使)在行使時發行及將予發行之股份總數,不得超過已發行股份之1%。

如經股東在股東大會上另行批准,而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票,而本公司在尋求批准前向股東發出通函,及經嘉華國際股東在股東大會上另行批准,而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票,而嘉華國際在尋求批准前向股東發出通函,則本公司可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權涉及的股份必須接納的期間由董事會在授出認股權時全權決定,但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限(如有)乃由董事會全權決定(認股權計劃本身並不設任何最低持有期限)。

(7) 接納認股權須付款項

承授人接納認股權時須向本公司支付港幣1元。認股權必須於授出日期起十四天內被接納,或於董事會以書面批准之較長期限。

(8) 認購價之釐定基準

認股權的認購價須為董事會在授出有關認股權時全權釐定的價格,惟不得低於下列各項中之較高者:

(i) 於授出日期的股份收市價;

(ii) 在緊接授出日期前五個營業日的股份平均收市價;及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

認股權計劃之年期為採納日期起計為期十年及將於二零一二年五月二十九日屆滿。

認股權計劃

本公司之認股權計劃(「認股權計劃」)已獲股東於二零零二年五月三十日(「採納日期」)舉行之股東週年大會上批准及採納。認股權計劃亦已獲嘉華國際集團有限公司(「嘉華國際」)股東於採納日期舉行之嘉華國際股東週年大會上批准。下列為認股權計劃之概要:

(1) 目的

認股權計劃旨在吸引及挽留優秀人才,協力發展本公司業務;向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致,促進本公司長遠達致財政上的成功。

(2) 參與者

(i) 本公司或任何聯屬公司的任何僱員或任何高級行政人員或董事;或

(ii) 本公司或任何聯屬公司的任何專家顧問、代理、代表或專業顧問;或

(iii) 向本公司或任何聯屬公司提供貨品或服務的任何人士;或

(iv) 本公司或任何聯屬公司的任何客戶或承辦商;或

(v) 本公司或任何聯屬公司的任何業務夥伴或合營夥伴;或

(vi) 任何為僱員福利而設的信託的任何受託人;或

(vii) 就個人合資格承授人而言,指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託。

「聯屬公司」指(a)本公司的控股公司;或(b)本公司控股公司的附屬公司;或(c)本公司的附屬公司;或(d)本公司的控股股東;或(e)本公司控股股東所控制的公司;或(f)本公司所控制的公司;或(g)本公司控股公司的聯營公司;或(h)本公司的聯營公司。

(3) 可予發行之股份總數

授權限額 — 在下文規限下,根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數,不得超過於採納日期之已發行股份的10%,即121,787,040股股份。

主要限額 — 本公司可由股東通過普通決議案及嘉華國際股東通過普通決議案重訂上文所述之授權限額,惟在此之前本公司及嘉華國際必須先行向各自之股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數,不得超過不時已發行股份之30%。

權益之披露(續)

附註:

(1) 由呂志和博士所控制之 Best Chance Investments Ltd. 持有本公司之股份75,778,513股。

(2) 嘉華國際集團有限公司對其全資附屬公司所持有本公司之股份846,625,308股(佔本公司已發行股本超過三分之一)擁有權益。而嘉華國際集團有限公司之股份1,236,885,458股(佔該公司已發行股本超過三分之一),由呂志和博士以創立人身份所成立之若干全權信託持有。此外,本公司之股份3,889,675股,則由上述其中一項全權信託擁有權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人,因此被視為持有該等信託所持有上述之嘉華國際集團有限公司股份及本公司股份權益,以及嘉華國際集團有限公司所持有本公司股份權益。

(3) 由呂志和博士所控制之 Best Chance Investments Ltd. 及步基證券有限公司分別持有嘉華國際集團有限公司之股份34,503,760股及3,004,211股。

除上文所披露者外,於二零零三年十二月三十一日,本公司董事概無在本公司或其任何聯繫公司(定義見證券及期貨條例第XV部)的股份,相關股份及債券中擁有任何權益或淡倉。

主要股東

於二零零三年十二月三十一日,根據證券及期貨條例第三百三十六條而備存的登記冊內,持有本公司股份的權益之人士(而該等人士並非本公司董事或行政總裁),分列如下:

名稱	普通股數目	佔已發行股本之百分比
Best Chance Investments Ltd.	75,778,513	6.02
嘉華國際集團有限公司	846,625,308	67.25
HSBC International Trustee Limited	842,969,433[(1)]	66.96

附註:

(1) 以 HSBC International Trustee Limited 為信託人之全權信託共持有842,969,433股本公司股份。

下列權益乃重複者:

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之本公司股份850,514,983股;而嘉華國際集團有限公司對其中之846,625,308股同時擁有權益及 HSBC International Trustee Limited 對其中之842,969,433股同時擁有權益;及

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華國際集團有限公司股份1,236,885,458股。

除上文所披露者外,於二零零三年十二月三十一日,概無任何人士曾知會本公司擁有根據證券及期貨條例須向本公司披露的股份或相關股份之權益或淡倉。

本公司、附屬公司、同母系附屬公司及控股公司概無於年內或年結時簽訂本公司董事擁有重大權益之重要合約。

權益之披露(續)

(乙) 本公司之認股權

詳情載於以下「認股權計劃」內。

(丙) 嘉華國際集團有限公司之普通股股份

	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
呂志和	263,664	7,013,966	37,507,971[3]	1,236,885,458[2]	1,281,671,059	64.80
呂耀東	391,163	—	—	1,236,885,458[2]	1,237,276,621	62.55
陳啟能	—	—	—	—	—	—
鄧呂慧瑜	4,639,166	—	—	1,236,885,458[2]	1,241,524,624	62.77
張惠彬	7,239	—	—	—	7,239	0.00
鄭慕智	—	—	—	—	—	—
葉慶忠	—	—	—	—	—	—

(丁) 嘉華國際集團有限公司之認股權

	授出日期	於二零零三年一月一日持有之認股權	於年內授出之認股權	於年內行使之認股權	於二零零三年十二月三十一日持有之認股權	行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	—	—	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	2,000,000	—	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	—	—	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,868,000	—	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳啟能	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,269,000	—	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	—	300,000	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	—	—	—	—	—	—	—
葉慶忠	—	—	—	—	—	—	—

董事

於年內服務本公司的董事包括呂志和博士、呂耀東先生、陳啟能先生、鄧呂慧瑜女士、張惠彬博士、鄭慕智先生及葉慶忠先生。陳乃強博士於二零零三年五月九日辭世。

羅志聰先生、徐應強先生及顏志宏先生於二零零四年四月十五日獲委任為董事。

董事及高級管理人員之個人資料載於年報第29頁至第32頁。

遵照本公司細則第一百零六(甲)條，鄧呂慧瑜女士及葉慶忠先生於即將舉行之股東週年大會將輪席告退。鄧呂慧瑜女士表示如再度獲選，願繼續留任。葉慶忠先生表示將不再留任。遵照本公司細則第九十七條，羅志聰先生、徐應強先生及顏志宏先生之任期於即將舉行之股東週年大會屆滿，但表示如再度獲選，願繼續留任。

本公司與擬重選連任各董事均無訂立在一年內終止時須作出賠償之服務合約(法定賠償除外)。

權益之披露

於二零零三年十二月三十一日，根據證券及期貨條例第三百五十二條而備存的登記冊內，或根據上市公司董事進行證券交易之標準守則通知本公司及香港聯合交易所有限公司，各董事在本公司及其聯繫法團(定義見證券及期貨條例第XV部)K. Wah International Holdings Limited(「嘉華國際集團有限公司」)股份之權益及有關認購本公司及嘉華國際集團有限公司股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股

	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
呂志和	7,969,955	1,447,452	75,778,513[(1)]	850,514,983[(2)]	935,710,903	74.33
呂耀東	2,937	—	—	850,514,983[(2)]	850,517,920	67.56
陳啟能	—	—	—	—	—	—
鄧呂慧瑜	1,861,906	—	—	850,514,983[(2)]	852,376,889	67.71
張惠彬	1,810	—	—	—	1,810	0.00
鄭慕智	—	—	—	—	—	—
葉慶忠	192,124	—	—	—	192,124	0.02

董事會同寅謹向各股東提呈截至二零零三年十二月三十一日止年度之已審核賬目及董事會報告書，以供閱覽。

主要業務

本公司之主要業務為投資控股。各主要附屬公司、共同控制實體及聯營公司之主要業務則載於賬目附註第36項。

業績及分派

本集團截至二零零三年十二月三十一日止年度之業績載於年報第42頁。年度內曾派發以股代息之中期股息每股港幣1仙(二零零二年：港幣1仙)，惟股東亦可選擇現金股息，合共港幣12,478,000元(二零零二年：港幣12,397,000元)。董事會建議派發以股代息之末期股息每股港幣1仙(二零零二年：港幣1仙)，合共港幣12,690,000元(二零零二年：港幣12,432,000元)，惟股東亦可選擇現金股息。有關派發股份股息之詳情，將載於即將寄發予股東之函件內。

股本

於二零零三年十二月三十一日已發行股本詳情載於賬目附註第23項。

根據本公司於二零零二年五月三十日採納之認股權計劃，本公司於二零零三年二月二十八日授出認股權予本公司及其聯屬公司之董事、僱員及顧問，可按每股港幣0.514元之認股價，認購本公司股份20,482,000股。

本公司於二零零三年七月四日，向並無就其全部股權作出現金選擇之股東發行新股4,632,871股，每股作價港幣0.4313元，作為截至二零零二年十二月三十一日止年度之末期股息。

本公司於二零零三年十一月二十一日，向並無就其全部股權作出現金選擇之股東發行新股11,093,965股，每股作價港幣0.5662元，作為截至二零零三年十二月三十一日止年度之中期股息。

本公司於截至二零零三年十二月三十一日止年度內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

儲備

本集團及本公司年內之儲備變動載於賬目附註第25項。

捐款

本集團年內之慈善捐款為港幣3,016,000元。

物業、機器及設備

物業、機器及設備之變動詳情載於賬目附註第13項。

庾家驊先生，HDip，四十九歲，於一九九九年重新加入集團，現為華東區建築材料部上海材料及管樁助理總經理。彼在建築材料業務營運及管理方面擁有逾二十二年之經驗。

余國雄先生，AHKSA, FCCA，四十三歲，於一九九二年加入集團，現為華南區建築材料部廣州區營運助理總經理、廣州市嘉華南方水泥有限公司總經理及廣東韶鋼嘉羊新型材料有限公司副總經理。彼在會計及財務方面擁有逾二十年之經驗。

呂國鴻先生，BA，四十六歲，於二零零一年加入集團，現為人力及組織發展部助理總經理。彼在管理顧問及組織發展方面擁有逾十四年之經驗。

湯鉅南先生，BSocSc，四十五歲，於一九八一年加入集團，現為公司秘書。彼在法律及公司秘書事務方面擁有逾十九年之經驗。

張永康先生，FHKSA, FCCA，四十五歲，於一九八九年加入集團，現為財務部總經理。彼在財務、會計及審計方面擁有逾二十三年之經驗。

方保羅先生，BSc, MSc, MBA, MHKIE, CEng, FIMM, CGeol，五十三歲，於一九九六年加入集團，現為策劃及拓展部總經理。彼在顧問服務及土木工程項目管理及技術方面擁有逾二十八年之經驗。

蔡兆華先生，BSc, MBCS, CEng, MISACA，五十歲，於一九九八年加入集團，現為資訊科技部總經理。彼在資訊科技之營運及管理方面擁有逾二十四年之經驗。

劉丙廣先生，BBA, MBA，五十三歲，於二零零三年加入集團，現為華東區建築材料部人力資源及行政總經理。彼在人力資源及行政管理方面擁有逾二十三年之經驗。

張漢雲先生，MA, ACMA, AHKSA，四十七歲，於二零零四年加入集團，現為華東區建築材料部財務總經理。彼在財務及管理顧問方面擁有逾二十二年之經驗。

周樹義先生，五十七歲，於一九九四年加入集團，現為華南區建築材料部嘉華建築材料有限公司及嘉華材料有限公司副總經理。彼在生產管理、銷售及市場及會計與財務有關方面擁有逾三十三年之經驗，並在其中一段頗長期間擔任高級管理職務。

汪義亮先生，BEcon，四十歲，於一九九七年加入集團，現為業務關係及拓展副總經理兼北京代表。彼在業務拓展方面擁有逾十四年之經驗。

吳煜基先生，BSc (Eng)，MBA，四十一歲，於一九八七年加入集團，現為華東區建築材料部上海混凝土業務總經理。彼在建築材料之營運管理、業務發展、工程管理及組織發展方面擁有逾十九年之經驗。

吳金滿先生，BCom, MBA, MAEB, ASA, ACS, ACIS, FIQ，四十二歲，於一九九一年重新加入集團，現為華南區建築材料部嘉華石礦有限公司、嘉華製磚有限公司、嘉華石業(珠海)有限公司及建築材料有限公司副總經理。彼在建築材料業務營運及管理方面擁有逾二十年之經驗。

何嘉樂先生，MBA, MHKIE, CPM (HK), MHKIM，四十三歲，於一九九二年重新加入集團，現為華南區建築材料部嘉華混凝土有限公司副總經理。彼在建築材料業務營運及管理方面擁有逾二十二年之經驗。

譚鈞均先生，BSc，四十二歲，於一九八九年重新加入集團，現為華南區建築材料部百利昌有限公司和多倫(香港)有限公司副總經理及嘉華建築制品(深圳)有限公司、多倫建築制品(深圳)有限公司和深圳嘉華混凝土管樁有限公司總經理。彼在建築材料業務營運及管理方面擁有逾十五年之經驗。

譚潔云女士，LLB, Solicitor，四十三歲，於一九九八年加入集團，現為法律部副總經理。彼在法律及公司秘書事務方面擁有逾十八年之經驗。

陳偉榮先生，Dip，四十九歲，於一九九八年加入集團，現為華東區建築材料部上海嘉華混凝土有限公司總經理。彼在建築材料研究、營運及管理方面擁有逾二十六年之經驗。

獨立非執行董事

張惠彬博士，**太平紳士**，六十七歲，於一九八六年加入本集團，彼於一九八七年起任本公司之執行董事及於一九九五年起任本公司之非執行董事。彼亦為嘉華國際集團有限公司之非執行董事。彼持有工商管理榮譽博士、碩士及學士學位。彼從事銀行業二十二年以上，並曾擔任高層管理職位。彼為駿豪集團之集團行政總裁兼常務副主席。彼亦為建生國際集團有限公司、Prime Investments Holdings Limited 及中大娛樂控股有限公司之非執行董事。張博士曾任東華三院總理及顧問，彼為廣東省高爾夫球協會副會長。張博士榮獲2002年傑出董事獎之上市公司非執行董事。香港特區政府於二零零二年十一月一日起委任張博士為地產代理監管局之委員。

鄭慕智先生，**OBE，太平紳士**，五十四歲，於一九九六年起任本公司之董事。鄭先生為一香港律師事務所胡百全律師事務所之首席合夥人。鄭先生為香港董事學會之創會主席，現為該會之榮譽會長及主席，彼曾任立法局議員。

葉慶忠先生，**BBS，MBE，太平紳士**，八十一歲，於一九九一年起任本公司之董事。彼具有超過二十年混凝土管筒製造方面之經驗。彼亦為精棉發展有限公司、正輝發展有限公司及佳寧娜潮州酒樓有限公司之董事長、廣州宏輝房地產開發有限公司之主席及達成集團有限公司之董事。葉先生為香港潮州商會之永遠名譽會長、香港中華廠商聯合會及廣東社團總會之名譽會長，並為香港潮州公會之榮譽會長。彼亦為新界鄉議局執行議員。

顏志宏先生，五十歲，於二零零四年起任本公司之董事。顏先生持有紐西蘭 University of Waikato 頒發之管理學學士學位，彼為紐西蘭特許會計師公會之會員。彼曾於多間跨國企業工作，於建材、建築業、廢料管理及回收業務擁有近三十年之廣泛經驗。彼現時為英國 Churngold Construction Holdings Limited 之主席，該公司為專業之地底工程承建商，專門從事地底工程及地面勘察，此外亦從事清理受先前工業活動污染地方之修復業務。

高級管理人員之個人資料

莊永棣先生，六十七歲，於一九八一年加入集團，現為華東區建築材料部董事。彼在建築材料業務營運及管理方面擁有逾三十六年之經驗。

羅裕群先生，**FCMA, AHKSA, FAIA, FRFP**，五十四歲，於一九九七年加入集團，現為財務總監。彼現為英國特許管理會計師公會(香港分會)副會長及企業管治委員會會長。彼亦擔任香港大學商學院會計學系之顧問委員會成員。彼在內部審計、會計、企業融資、庫務及管理顧問方面擁有逾三十四年之經驗。

許彬彬先生，**MEng**，四十四歲，於一九九六年加入集團，現為西部地區建築材料部總經理。彼在建築材料研究、營運及管理方面擁有逾十九年之經驗。

鍾福榮先生，**BASc, MBA, CEng, MIEE, MHKIE, MIE (Aust)**，四十七歲，於一九九七年加入集團，現為北京建築材料部總經理。彼在建築材料業務營運及管理方面擁有逾十九年之經驗。

高智博先生，**BEng, MEng, MBA**，四十六歲，於二零零四年加入集團，現為華東區建築材料部揚子江區總經理。彼在建築材料業務營運及管理方面擁有逾十九年之經驗。

董事之個人資料

執行董事

呂志和博士，**MBE，太平紳士，LLD，DSSc**，七十四歲，為本集團之創辦人，自一九九一年起任本公司之董事，現為本公司主席，呂博士於一八八九年被委任為嘉華國際集團有限公司董事兼主席。彼於礦務、建築材料及地產發展具逾四十五年之經驗。彼亦為香港合約石礦商會、英國礦業學會(香港分會)及東華三院前任主席。呂博士亦為香港酒店業主聯會主席及東尖沙咀地產發展商聯會會長。呂博士為第九屆中國人民政治協商會議全國委員會委員，亦為香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員，彼亦為香港中華科學與社會協進會主席、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。呂博士為呂耀東先生及鄧呂慧瑜女士之父親。

呂耀東先生，四十八歲，於一九七九年加入本集團。彼自一九八七年起任本公司之董事，現為本公司之副主席，呂先生亦自一九八九年起任嘉華國際集團有限公司之執行董事，現為該公司之董事總經理。呂先生持有美國柏克萊加州大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生亦為城市規劃委員會成員。彼亦為中國人民政治協商會議上海市委員會之委員。呂先生為呂志和博士之子。

陳啟能先生，五十八歲，於二零零二年加入本集團，並於二零零三年起任本公司之執行董事及董事總經理。彼為英國特許公認會計師公會之資深會員、香港會計師公會及英國特許管理會計師公會會員。陳先生多年來曾出任多間主要跨國公司及本地公司之地區總監及高級行政人員。

羅志聰先生，四十四歲，於二零零三年加入本集團，現為集團財務董事。並於二零零四年起任本公司之董事。羅先生亦於二零零四年起任嘉華國際集團有限公司之執行董事。羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於審計、會計、財務管理、企業融資及策略規劃方面擁有逾二十年之廣泛經驗。

鄧呂慧瑜女士，五十歲，於一九八零年加入本集團，並於一九九一年起任本公司之董事。彼亦為嘉華國際集團有限公司之執行董事。鄧女士持有加拿大麥基爾大學商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員，並為藝術發展局董事局成員及古物諮詢委員會委員。鄧女士為呂志和博士之女。

徐應強先生，四十六歲，於一九八二年加入集團，並於二零零四年起任本公司之董事。徐先生持有澳州國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略大學頒發之機械工程學士學位。彼為英國礦業學會之資深會員，在建材業擁有逾二十二年經驗，覆蓋營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時為香港合約石礦商會之主席及臨時建造業統籌委員會建築廢物工作小組之成員。彼於一九九八年至二零零零年期間曾出任英國礦業學會(香港分會)之主席。


營業額
港幣百萬元
1,200
1,000
800
600
400
200
0
12/99*
12/00
12/01
12/02
12/03
年份


每股盈利
港仙
25
20
15
10
5
0
12/99*
12/00
12/01
12/02
12/03
年份


每股資產淨值
港幣
1.2
1.0
0.8
0.6
0.4
0.2
0
12/99*
12/00
12/01
12/02
12/03
年份


股息及股東應佔溢利
港幣百萬元
200
180
160
140
120
100
80
60
40
20
0
12/99*
12/00
12/01
12/02
12/03
年份
股東應佔溢利
股息


每股股息
港仙
8
7
6
5
4
3
2
1
0
12/99*
12/00
12/01
12/02
12/03
年份
末期股息
中期股息

* 九個月期間

	截至一九九九年十二月三十一日止九個月 *港幣千元*	截至二零零零年十二月三十一日止年度 *港幣千元*	截至二零零一年十二月三十一日止年度 *港幣千元*	截至二零零二年十二月三十一日止年度 *港幣千元*	**截至二零零三年十二月三十一日止年度** ***港幣千元***
綜合損益表					
營業額	812,566	1,093,521	1,082,615	1,010,999	**1,130,894**
股東應佔溢利	143,465	166,276	112,801	62,328	**40,205**
股息	64,702	74,156	48,330	24,829	**25,168**
每股盈利(仙)	13.4	15.2	9.6	5.1	**3.2**
每股股息(仙)	6.0	6.5	4.0	2.0	**2.0**
綜合資產負債表					
物業、機器及設備	786,475	711,286	675,498	740,946	**802,153**
共同控制實體及聯營公司	200,559	257,656	263,851	211,571	**253,547**
其他非流動資產	74,653	98,784	141,709	240,974	**240,727**
流動資產淨額	440,730	444,534	423,790	362,758	**481,179**
資產之運用	1,502,417	1,521,260	1,504,848	1,556,249	**1,777,606**
股本	107,084	115,166	121,674	124,321	**125,893**
儲備	1,048,211	1,161,642	1,235,958	1,268,249	**1,288,370**
股東權益	1,155,295	1,276,808	1,357,632	1,392,570	**1,414,263**
少數股東權益	132,208	128,543	125,547	145,334	**147,891**
長期負債	196,109	86,563	—	—	**200,800**
非流動負債	18,805	20,346	21,669	18,345	**14,652**
已運用資金	1,502,417	1,521,260	1,504,848	1,556,249	**1,777,606**
每股資產淨值(元)	1.08	1.11	1.12	1.12	**1.12**

嘉華建材有限公司承接過去，展望未來，將繼續積極參與各類社區服務，並注入更多創新思維以服務社會，從而履行一個有責任企業應有的公民承諾。

公司一直堅信除了努力為股東提供理想的投資回報外，亦應該對社區發展方面作出回饋及貢獻。

由熱心員工組成的嘉華建材同樂會，踴躍參加社區活動，經常聯絡各社區服務機構，建立良好的合作伙伴關係，攜手服務社群。員工得到公司的鼎力支持，都樂意奉獻出私人時間去計劃、組織及參與各種社區公益活動。

在過去的一年，同樂會曾舉辦或參加了以下活動：

- 「海岸公園大使計劃」— 漁農自然護理處
- 「培育新一代」環保工作坊
- 探訪老人院及贊助長者外訪活動
- 「香港定向日」— 救世軍
- 「挑戰十二小時」— 苗圃行動
- 「捐血日」— 紅十字會

嘉華建材有限公司十分榮幸成為由社會服務聯會舉辦「二零零三至二零零四年度之商界展關懷計劃」得獎者之一，再次被肯定為良好企業公民。

來年，除了參與現有的社會服務外，公司將成立一支社會服務義工隊，繼續與不同的社區伙伴幫助更多有需要的人士，服務社群，落實一個良好企業公民的責任。

僱員

僱員及薪酬政策

本集團在香港及中國內地僱員總人數約1,960人(不包括聯營公司及共同控制實體)，僱員開支合共港幣151,000,000元(不包括董事酬金)。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本公司亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，集團亦參照內地市場的薪酬福利水平，釐定內地員工的薪酬福利，並著重提供員工培訓及發展的機會。

人力及組織發展

集團一向鼓勵員工積極學習，定期舉辦各類培訓發展，並贊助員工參加外界的進修課程。此等課程之範圍廣泛，包括集團及其業務的知識、商業行為操守、表達技巧及工業技能、品質注重及安全、語言及電腦軟件應用等。本集團並舉辦了專門設計之管理發展課程及研討會。

本集團為配合目前在中國內地之業務擴展、本地化計劃及進一步之發展，繼續在中國內地推行行政見習人員培訓計劃，挑選合適之大學畢業生，訓練其成為本集團未來之管理人員。與此同時，集團亦與上海同濟大學攜手制定了一套培訓計劃，旨在不斷提升及改進本集團在當地招聘之中至高層管理人員在技術和管理上之概念及技巧。

為使更有效地運作，集團繼續與各高級管理人員共同營造一個更為透明、權力下放、具問責性及具決策力的營運架構。

健康、安全及環保

健康、安全及環保為集團業務之重要部份。公司和所有有關人士都會致力在業務過程中顧及各方之健康、安全及環保需求。

集團參照國際及本地的標準，並執行相關的措施，目標是為員工締造一個健康及安全的工作場所，並對環境加以保護。集團實施一套全面性的健康、安全及環保管理系統，其中包括推廣安全及環保的實踐、管理工作時可能產生的危險及對環境造成的影響、並為員工提供培訓。

於二零零三年，集團成功地把香港的意外發生率(每十萬小時發生的損失工時受傷個案)從二零零零年的0.8大幅減少75%至0.2(見下圖)。集團亦把有關管理系統引伸到中國內地的業務。


意外發生率（香港區僱員）(2000-2003)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
意外發生率
2000
2001
2002
2003
年份

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零三年十二月三十一日，股東權益由二零零二年十二月三十一日之港幣1,393,000,000元增加百分之一點五至港幣1,414,000,000元，集團總資產則達港幣1,778,000,000元，與二零零二年十二月三十一日之港幣1,556,000,000元比較，增加百分之十四點三。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零三年十二月三十一日及二零零二年十二月三十一日，本集團沒有實質負債。

資金來源

		二零零三年 **港幣千元**	二零零二年 港幣千元
A	股本	**125,893**	124,321
B	資本儲備	**548,465**	550,037
	盈餘儲備	**712,542**	690,849
D	重估儲備	**27,363**	27,363
E	少數股東權益	**147,891**	145,334
	長期負債	**200,800**	—
	非流動負債	**14,652**	18,345
		1,777,606	1,556,249


2003
G (1%)
F (11%)
A (7%)
E (8%)
D (2%)
C (40%)
B (31%)


2002
F (0%)
G (1%)
E (9%)
A (8%)
D (2%)
C (45%)
B (35%)

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團之現金及銀行結餘由二零零二年十二月三十一日之港幣283,000,000元增加至二零零三年十二月三十一日之港幣306,000,000元。本集團現金充裕及擁有充足的銀行備用信貸，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

集團資產之抵押詳列於賬目附註第13項。

或然負債

集團之或然負債詳列於賬目附註第33項。

香港	
獲獎公司	獎項
嘉華建材有限公司	— 2003年度商界展關懷
嘉華混凝土有限公司	— 荃灣二區與汀九間青山公路改善合約編號 ： HY/2000/02施工安全嘉許
嘉安石礦有限公司	— 2003年度香港工業獎 — 環保成就獎 — 策劃良好工作場所整理計劃 — 成績優異獎 — 達到工作場所職業衛生水平
中國內地	
獲獎公司	獎項
嘉華石業（珠海）有限公司	— 珠海市2002－2003年度安全生產先進單位
惠東嘉華材料有限公司	— 嘉華特種混凝土系列產品 — 3.15質量服務信譽保証產品
廣州市嘉華南方水泥有限公司	— 廣東省水泥企業化驗室驗收合格証 — 全國第九次水泥品質指標檢驗大對比全優單位 — 二零零三年度水泥物檢化學分析對比定值單位 — 二零零三年全省水泥品質指標大對比全合格單位 — 廣東省工業品價格調查先進企業 — 廣東省水泥協會先進會員單位 — 廣東省水泥行業質量效益型先進企業
上海嘉建混凝土有限公司	— 2003年度上海市混凝土行業「質量誠信杯」榮譽稱號
上海信財混凝土有限公司	— 2003年度先進企業稱號
上海嘉申混凝土有限公司	— 2003年度上海市混凝土行業「質量誠信杯」榮譽稱號
上海港滙混凝土有限公司	— 2003年度上海市混凝土行業「質量誠信杯」榮譽稱號 — 2003年度徐滙區區域內建設工程質量檢測單位先進集體
上海寶嘉混凝土有限公司	— 2003年度上海市混凝土行業「質量誠信杯」榮譽稱號 — 2003年度月浦鎮「十強企業」光榮稱號 — 計量合格確認証書
嘉華石礦（湖州）有限公司	— 中國環保優質建材
馬鞍山馬鋼嘉華商品混凝土有限公司	— 全國工程建設質量管理優秀小組 — 全國冶金系統QC發佈會成果一等獎 — 馬鞍山市2003年度預拌混凝土攪拌站檢查結果第一名
南京嘉華混凝土有限公司	— 「重合同，守信用」單位 — 「南京混凝土協會」會員資格 — 揚子 — 巴斯夫安全通報嘉獎 — 安全生產優勝單位



新投資項目



1. 北京首鋼集團管理層到訪嘉華香港總部留影
2. 與安徽馬鞍山鋼鐵集團簽署合作協議，發展環保建材項目
3. 與香港理工大學簽署合作協議，生產環保路磚



3


嘉華

內地
新建材
廠房




南京嘉华混凝土有限公司
2


5


3


6


4

1,6. 深圳嘉華混凝土管樁有限公司
2. 南京嘉華混凝土有限公司
3. 上海嘉華管樁有限公司
4. 投資界考察團到訪上海嘉華管樁有限公司
5. 惠東嘉華材料有限公司大亞灣分公司
7. 北京首鋼嘉華建材有限公司(生產礦渣微粉)



獎項

為追求不斷進步，集團於二零零三年度參與多項比賽，而本集團亦欣然宣佈獲得以下獎項：

香港獎項

嘉華建材有限公司於二零零三年再度獲香港社會服務聯會頒發「商界展關懷」獎，表揚本公司對社會責任的承擔。嘉華建材同樂會舉辦多次義務工作，讓員工參與，培養員工對社會的關懷。

嘉安石礦有限公司於二零零三年奪得2003年度香港工業獎 — 環保成就獎。

中國內地獎項

廣州市嘉華南方水泥有限公司繼續獲得「全國第九次水泥化學分析大對比全優單位」。

嘉華石礦(湖州)有限公司獲評為「中國環保優質建材」。

本集團本著環保理念，一直努力不懈在環保產品方面拓展商機。於二零零三年七月，本集團與香港理工大學簽訂合約，利用再造建材廢料生產由香港理工大學研製的環保路面磚並已開始生產及供應市場。

本集團佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。根據與香港特別行政區政府簽訂之合約，該附屬公司已準時完成第三階段之工程。

本集團將繼續緊握來自珠江三角洲地區之發展所帶來的商機。

中國內地業務

集團在內地拓展業務之策略已成功為集團未來持續發展奠下穩固的基礎。按計劃於年內投產之新項目已為集團帶來貢獻。除了與馬鞍山鋼鐵集團成立合營企業生產礦渣微粉外，集團亦與首鋼集團、廣東韶關鋼鐵集團及昆明鋼鐵集團簽訂協議，分別在北京、韶關及昆明成立合營企業生產礦渣微粉。待這些合營企業陸續投產後，本集團將成為內地主要礦渣微粉供應商之一。集團深信這些項目將為集團帶來良好的貢獻。

集團在上海業務之銷售量較往年持續增長。集團全資擁有的湖州石礦場已於年內開始供應石料至上海市場。集團於上海之預拌混凝土業務之競爭力亦因而提升，有助加強集團在當地業界之領導地位。

為了把握在南京及馬鞍山持續增長之預拌混凝土市場，集團已於年內在該等地區興建預拌混凝土廠供應當地市場，並為集團帶來理想的盈利貢獻。另外集團在上海之管樁廠已於二零零三年初投產並錄得理想之表現及為集團帶來貢獻。

在北京之石礦業務方面，集團佔55%權益之北京首嘉石業有限公司於年內之銷售量及利潤均比去年有所增長。北京二零零八年奧運會工程、龐大的房地產發展計劃及相應的基建設施工程令當地對優質預拌混凝土之需求非常殷切。為抓緊此難得之機遇，本集團成立北京高強混凝土有限公司，在北京建立預拌混凝土廠提供預拌混凝土予北京市場，表現令人滿意。集團將繼續在當地拓展適合的投資商機以擴闊收入基礎。

在廣州，市場之競爭仍然相當劇烈，但集團在廣州之水泥業務本年卻有不俗之增長。集團佔50%權益之廣州市嘉華南方水泥有限公司於二零零三年度錄得令人滿意之業績，在銷售及盈利方面均比去年有所增加。本集團正積極考慮擴充水泥之生產設施以期增加該合資企業之盈利能力。

科技投資

集團正從現有的策略投資範疇內繼續維持一個與去年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與去年相若。


1


嘉華水泥
3

重視健康、安全及環保，以提供優良產品及服務為使命






香港工業獎
2003 HONG KONG AW
FOR INDUSTRY
4




6

1. 香港安達臣道嘉安石礦場
2. 每項產品出廠前皆會進行嚴格品質檢定
3. 自動灑水設備能有效減少塵土飛揚及避免車輛把塵土引進公共道路
4. 嘉安石礦有限公司勇奪2003年香港工業獎之環保成就獎
5. 健康、安全及環保推廣日
6. 公司向在健康、安全及環保方面有卓越表現的同事頒發獎項
7. 嘉安石礦場修復及美化工程


7

按地區分佈之營業額

		二零零三年 港幣千元	二零零二年 港幣千元
A	香港	**537,482**	553,060
B	中國內地	**593,412**	457,939
		1,130,894	1,010,999

2003


A (48%)
B (52%)

2002


A (55%)
B (45%)

按地區分佈之總資產

		二零零三年 港幣千元	二零零二年 港幣千元
A	香港	**1,048,713**	941,581
B	中國內地	**728,893**	614,668
		1,777,606	1,556,249

2003


A (59%)
B (41%)

2002


A (61%)
B (39%)

香港業務

二零零三年，香港因爆發「沙士」及受伊拉克戰事影響，經濟更趨疲弱。但在中央政府對香港採取一些積極抒困措施下，本地經濟在二零零三年第四季度已開始漸露曙光。

縱使在如此困難的營商環境下，本集團在香港之業務仍能達致較同業理想之表現。除了維持成本效益外，集團亦不斷地探索新的商機以提高盈利貢獻。基於集團在業界往績裴然，加上優良的產品質素及客戶服務，集團成功把預拌混凝土業務擴展至惠東大亞灣，並獲取在惠州中海殼牌石化項目之預拌混凝土供應合同。集團亦在深圳興建了管樁工廠並已在近期投產，供應混凝土管樁予附近市場。

業務回顧及展望

概覽

截至二零零三年十二月三十一日止年度，集團之營業額及除稅前溢利分別為港幣1,131,000,000及港幣42,000,000元，去年則分別為港幣1,011,000,000元及港幣70,000,000元。集團之營業額較往年有輕微增長，但因香港市場環境惡劣，導致除稅前溢利較去年下跌百分之四十。

雖然在中國內地的一些新項目相繼投產為集團提供貢獻，惟集團之整體盈利仍比去年遜色。以下為集團按地區之二零零三年業績分析。

	香港 *港幣千元*	中國內地 *港幣千元*	集團 *港幣千元*
營業額	537,482	593,412	1,130,894
經營溢利	13,831	25,581	39,412
財務費用	(4,639)	(869)	(5,508)
應佔溢利減虧損			
共同控制實體	18	6,856	6,874
聯營公司	998	—	998
除稅前溢利	10,208	31,568	41,776
稅項			341
除稅後溢利			42,117
少數股東權益			(1,912)
股東應佔溢利			40,205

本集團致力達至最高之公司管治標準。為達至此目標，本集團通過下列之董事會及委員會負責執行公司管治：

一、 董事會

董事會由主席、副主席、執行董事及非執行董事組成。董事會主要對股東負責及負責本集團之整體管理。

董事會每年舉行正式會議四次，會議對考慮事項及所作出之決策有正式程序。董事會已授權執行董事會負責管理集團日常營運。

現時董事會成員為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士、徐應強先生、張惠彬博士、鄭慕智先生、葉慶忠先生及顏志宏先生。

二、 執行董事會

執行董事會由執行董事組成，在管理集團日常營運上向董事會負責。執行董事會定期舉行會議，以監管及輔導日常營運及管理。

現時執行董事會成員為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生。

三、 審核委員會

為遵照香港聯合交易所有限公司證券上市規則附錄十四所載列之最佳應用守則，董事會已批准成立本公司之審核委員會，並已制定職權範圍書，界定該委員會之職權及職責，包括審查關於集團財政滙報程序之事宜。

現時審核委員會成員為張惠彬博士及鄭慕智先生。

審核委員會對審核全年業績及中期業績每年最少舉行兩次會議。審核委員會成員是敢言及擁有高度個人責任感之人士。為確保集團有開放及透明之管理，委員會並推薦核數師審閱中期業績。

本集團在中國內地推行的公司管治已有滿意的成績。內地員工明瞭集團的內部政策和管理制度並全力實施。內地的管理層已更有紀律和遵從集團的內部政策和管理制度。無論在香港和內地，擁有良好的管治標準是集團的長遠策略。

本公司於截至二零零三年十二月三十一日止之年度內，已遵守香港聯合交易所有限公司所訂之最佳應用守則。

嘉華員工

嘉華員工是集團最寶貴的資產，集團的成就有賴每一位員工的才幹及努力。

集團二零零三年痛失了一位能幹的同僚。非執行董事陳乃強博士，於二零零三年五月九日因病與世長辭。陳博士生前對集團貢獻良多，董事會仝人對其離世深感惋惜。

集團歡迎集團財務董事羅志聰先生及華南區業務主管徐應強先生加入董事會為執行董事，並顏志宏先生為獨立非執行董事。深信該三位加入董事會，能為集團的業務作出更多的貢獻。

最後，本人謹代表董事會向集團之董事，管理層及嘉華員工在過去一年所作之努力及貢獻致以衷心感謝。

主席
呂志和博士

香港，二零零四年四月十五日

集團業務回顧

對集團來説，二零零三年仍是較困難的一年。香港市場的萎縮，令不少同業受到不同程度的打擊。憑著集團的雄厚根基及員工們上下一心，集團雖然面對邊際利潤下降的壓力，但仍然維持盈利，並能藉此機會提升運作效率，為市場復甦作好準備。

鑑於內地建材市場擁有廣大的發展空間，集團從二零零二年中開始有計劃地加強在內地的投資。迄今共投資了十九個新項目，其中約有一半屬於新型產品，圍繞著「高增值，高門檻，重環保」的戰略目標，將集團的業務往上游推進。十九個新項目中，十個已於二零零三年內或以前投產，於二零零四及二零零五年內投產的，則分別有六個及三個。

其中礦渣微粉(簡稱礦粉)是集團重點發展的新產品。礦粉 (slag) 是鋼鐵提煉過程中從高溫爐產生的副產品，一直以來都沒有商業價值，但現在透過先進技術，將礦渣再經提煉，然後磨成粉末，應用於水泥及混凝土中。礦粉的生產成本遠比水泥低，但卻可在混凝土生產過程中取替最高達百分之六十的水泥，極具經濟效益，更重要的是它減低了工業廢料對環境的污染，節約資源，近年成為國家大力推廣的新型綠色建材產品。集團與北京首鋼集團合作的礦粉項目，已於二零零四年二月投產，質量令人滿意，而其他還有三個項目將陸續於未來十二個月內投產。

集團亦致力開發其他環保產品，例如輕質磚，碎石循環再造等，亦與香港理工大學合力研究生產環保路磚，能過濾空氣中的有毒物質，對家居衛生及環境保護作出貢獻。

集團旗下的嘉安石礦有限公司(「嘉安石礦」)獲得二零零三年度香港工業獎頒發環保成就獎，以表揚集團一貫注重環境保護的宗旨。傳統上石礦給人一個沙塵滾滾，噪音處處的印象，但嘉安石礦卻能做到無論空氣，水質，噪音，甚至爆破所產生的震動，都遠遠低於政府的標準。

展望

二零零四年的重點將會是鞏固香港的業務及落實內地的新投資項目。隨著香港經濟回穩及市場的整合，展望二零零四年本地業務會有所改善。而內地房地產及基建的蓬勃發展，再加上二零零八年北京奧運會及二零一零年上海世界博覽會等大型工程，必能加強集團的內地業務持續增長，為集團的建材業務作出更大的貢獻。集團亦將繼續其向上游產品發展的策略，加強高技術含量及高競爭門檻產品的比重。

透過新項目的投資，集團正經歷一個良性的蜕變，在業務結構及盈利根基上更加穩健，為未來的發展建立更深厚的基礎。



主席 — **呂志和博士**，MBE，太平紳士，LLD，DSSc

業績

集團截至二零零三年十二月三十一日止年度營業額為港幣1,130,894,000元，對比去年度港幣1,010,999,000元，上升約百分之十二。

股東應佔溢利港幣40,205,000元，低於去年的港幣62,328,000元約百分之三十五。

股息

董事會議決定於即將召開之股東週年大會上建議向於二零零四年五月三十一日名列本公司股東名冊之股東採取以股代息方式派發末期股息每股港幣一仙，連同中期派發股息每股港幣一仙，即全年共派股息每股港幣二仙。如獲股東於即將召開之股東週年大會上通過此動議，預期該股息將於二零零四年七月九日派發。

整體經濟回顧

二零零三年首季的香港經濟仍是比較疲弱，市民的消費意欲不高，而物業市道也十分淡靜，成交量及樓價皆下跌。物業市道的低迷，亦拖累了建築及建材行業，工程合約數目減少，令業界的經營環境惡化。

第二季的經濟更受到「沙士」的打擊，情況比第一季更惡劣。北京中央政府在「沙士」過後，採取了一系列的措施，包括「自由行」、更緊密經貿關係安排(「CEPA」)及正安排中的社會保障基金與合資格境內機構投資者(「QDII」)投資香港股票市場等，為香港經濟注入了新動力。

踏入下半年，由於上述的措施，經濟情況開始改善，刺激了消費及投資，整個經濟局面開始復甦，促使失業率止升回跌，而股票市場也錄得可觀漲幅，各金融機構亦調高對香港的經濟預測。

本地物業市場同時亦轉趨活躍，成交量增加，而豪宅及甲級寫字樓樓價亦作大幅度調升。二零零三年十月，香港特區政府宣佈恢復勾地，為建築及建材行業帶來喜訊。而建材行業經歷過去兩年的調整後，市場開始穩定下來，價格回復合理的水平。而隨著物業市場的復甦，建築工程數量應有合理的回升。

(卯) 於細則第110條第五及第六行，刪除「提交所述通知之最後日期不得超過該股東大會日期前七日」等字，並以「呈交該等通知之期間為發出指定進行該選舉之股東大會通告後翌日起至該股東大會日期前七日，惟該段期間不得短於七日。」等字取代；

(辰) 於細則第112條第一行刪除「特別」二字並以「普通」二字取代；及

(巳) 刪除細則第183(A)條第三行「第165條附文(c)段」等字並以「第165條」等字取代。」

承董事會命
公司秘書
湯鉅南

香港，二零零四年四月二十八日

附註：

一、 本公司將於二零零四年五月二十四日至二零零四年五月三十一日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

三、 茲附奉股東週年大會之代表委任表格。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

四、 關於上述議案第3項，鄧呂慧瑜女士及葉慶忠先生將於股東週年大會輪席告退。鄧呂慧瑜女士表示如再度獲選，願繼續留任。葉慶忠先生表示將不再留任。由董事會委任的新任董事羅志聰先生、徐應強先生及顏志宏先生之任期於股東週年大會屆滿，但表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨本年報附上之本公司通函。

五、 關於上述議案第5.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨本年報附上。

六、 關於上述議案第5.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內新增股份。

七、 關於上述議案第6項，董事會懇請股東細閱隨本年報附上之本公司之通函，該通函載有(其中包括)修訂章程細則之理由。

（丑）將以下之細則第105(B)(ii)條取代現有之細則第105(B)(ii)條：

「(ii) 除了經香港聯合交易所有限公司可能批准該等章程細則指定之例外情況外，董事不得對任何彼或其任何聯繫人擁有重大利益之任何合約、安排或其他建議而提呈之董事會決議案作出投票(亦不得就此計入會議之法定人數內)，倘該董事進行投票，其投票不予計算在內，惟此項限制不適用於有關或涉及以下事項之合約、安排或任何其他建議：

(a) 向下列人士提供任何抵押或賠償保證：

(I) 就董事或其聯繫人應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益借出款項或招致或作出承擔，而向董事或彼等任何一人提供抵押或賠償保證；或

(II) 就本公司或其任何附屬公司之債項或承擔，而董事或其聯繫人本身已根據一項擔保或彌償保證或藉提供抵押就該等債項單獨或共同承擔責任，而向第三方提供抵押或賠償保證；及／或

(b) 有關提呈發售或由本公司或任何其他本公司可能創立或擁有權益之公司提呈發售本公司或本公司可能創立或擁有權益之公司之股份或債券或其他證券以供認購或購買，而董事或其聯繫人因參與發售之包銷或分包銷而於其中擁有或將擁有權益；及／或

(c) 任何與董事或其聯繫人僅以職員、僱員或股東身分而直接或間接擁有任何其他公司之權益或該董事或其聯繫人實益擁有該公司之股份或證券，惟該董事及其任何聯繫人並無合共實益擁有該公司(或透過該董事或其聯繫人取得該項權益之任何第三者公司)已發行股份或任何類別證券或該等已發行股份或證券附帶之投票權之5%或以上；及／或

(d) 有關本公司或其任何附屬公司或其聯營公司僱員之福利，包括：

(I) 採納、修訂或執行任何僱員股份計劃或任何股份獎勵計劃或認股權計劃(董事或其聯繫人可從中取得利益)；或

(II) 採納、修訂或執行任何涉及本公司或其任何附屬公司或其聯營公司之董事、其聯繫人及僱員之養老基金或退休、身故或傷殘福利計劃，而該等計劃並無給予任何董事或其聯繫人任何與該等計劃或基金有關之類別人士一般未獲賦予之特權或利益；及／或

(e) 董事或其聯繫人僅因彼／彼等於本公司之股份或債券或其他證券之權益而擁有與其他本公司之股份或債券或其他證券持有人相同之權益之合約或安排。」；

（寅）於細則第105(B)(iii)條第二行「(除大會主席外)」等字之後，加入「或其聯繫人」等字，於細則第105(B)(iii)條第七行「董事」等字之後，加入「或其聯繫人」等字，於細則第105(B)(iii)條第十三行「主席」等字之後，加入「或其聯繫人」等字；

「上市規則」應指香港聯合交易所有限公司證券上市規則(及對該規則不時作出而當時有效之任何修訂);」;

(乙) 刪除細則第16條第三及第四行「香港聯合交易所有限公司證券上市規則,於配發或呈交過戶文件後」等字,並以「上市規則,於配發或於呈交過戶文件十個營業日後」等字取代;

(丙) 刪除細則第16條第九及第十行「香港聯合交易所有限公司證券上市規則」等字,並以「上市規則」等字取代;

(丁) 在緊接細則第16條後加入以下新訂之細則第16A條:

「16A.就細則第16條而言,「營業日」應指香港聯合交易所有限公司之證券買賣服務照常營業之任何日期;而「過戶」應指已妥善繳付印花稅並於其他方面有效之過戶,而不包括本公司基於任何理由有權拒絕登記及並無登記之過戶。」;

(戊) 刪除細則第20條第三及第四行以及細則第40條(i)段第二及第三行「香港聯合交易所有限公司證券上市規則」等字,並以「上市規則」等字取代;

(己) 刪除細則第92A條第一、第二及第三行「認可」二字及「按證券及期貨(結算所)條例(香港法例第420章)之定義」等字,以及細則第92A條第八行「認可」二字;

(庚) 刪除細則第93(B)條第三及第四行「一九八八年證券(披露權益)條例第18條」等字並以「香港法例第571章證券及期貨條例第329條(及對該條例不時作出而當時有效之任何修訂)」等字取代;

(辛) 刪除細則第93(D)條第五行「18」之數字並以「329」之數字取代;

(壬) 刪除細則第93(E)條第一及第二行「一九八八年證券(披露權益)條例第24條」等字並以「香港法例第571章證券及期貨條例第334條(及對該條例不時作出而當時有效之任何修訂)」等字取代;

(癸) 緊接細則第93(E)條後加入以下新訂之細則第93A條:

「倘任何股東根據上市規則需就任何特定決議案放棄投票,或受到限制,僅能投票贊成或反對任何特定決議案,則該名股東或其代表之投票如抵觸有關規定或限制,將不會計入票數內。」;

(子) 緊接細則第98(D)條後加入以下新訂之細則第98(E)條:

「替任董事應視為委任其作替任董事之董事之代理,而董事倘委任一名人士(包括另一名董事)為其替任董事,則需為替任董事之任何侵權行為承擔任何責任。」;

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時被本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似安排；或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外)，不得超過：

(甲甲)本公司於通過本議案之日已發行股本面值總額百分之二十；另加

(乙乙)(倘董事會獲本公司股東根據一項獨立之普通決議案授權)本公司於本議案獲通過後所購回之本公司股本面值總額(以通過本議案之日本公司已發行股本面值總額百分之十為限)，

而本公司董事會上文所獲賦予之批准亦須受此限制；及

(丁) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.3 「**動議**授權本公司董事會，就載有本議案之大會通告內第5.2項議案(丙)段(乙乙)分段所述之本公司股本，行使該議案(甲)段所述之權力。」

6. 作為特別事項考慮下列議案，如認為適當，即通過為特別決議案：

「**動議**對本公司之章程細則作出修訂如下：

(甲) 於細則第2條緊接「香港」之釋義前，加入下列釋義：

「與任何董事有關之「聯繫人」，應指香港聯合交易所有限公司證券上市規則第1.01條(及對該條文不時作出而當時有效之任何修訂)賦予該詞之涵義；

「結算所」應指具有香港法例第571章證券及期貨條例附表一第1部份(及對該條例不時作出而當時有效之任何修訂)所賦予之涵義之認可結算所；

茲訂於二零零四年五月三十一日星期一上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零四年度嘉華建材有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零三年十二月三十一日止年度之賬目及董事會與核數師報告書；

2. 宣派截至二零零三年十二月三十一日止年度末期股息；

3. 選舉董事，及釐定董事袍金；

4. 重聘核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1 「**動議：**

(甲) 在下文(乙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

5.2 「**動議：**

(甲) 在下文(丙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

主席

呂志和博士，MBE，太平紳士，LLD，DSSc

副主席

呂耀東

董事總經理

陳啟能

執行董事

羅志聰
鄧呂慧瑜
徐應強

獨立非執行董事

張惠彬博士，太平紳士
鄭慕智，OBE，太平紳士
葉慶忠，BBS，MBE，太平紳士
顏志宏

公司秘書

湯鉅南

核數師

羅兵咸永道會計師事務所

主要往來銀行

香港上海匯豐銀行有限公司

律師

的近律師行
梅森律師事務所

註冊辦事處

香港北角渣華道191號
嘉華國際中心二十九樓

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二室至一七一六室

美國預託證券存管處

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網頁地址

http://www.kwcml.com

股份代號

SEHK 27

月份	事宜
一月	上海嘉華管樁有限公司試產
三月	惠東嘉華材料有限公司大亞灣分公司成立
四月	集團與安徽馬鞍山鋼鐵集團簽訂合資合同，發展商品混凝土業務
五月	深圳嘉華混凝土管樁有限公司動工興建
六月	惠東嘉華材料有限公司大亞灣分公司與中海殼牌石油化工有限公司簽約，獨家為其提供混凝土，興建中國最大中外合資石油化工廠
七月	嘉華建築材料有限公司與香港理工大學正式簽署合約，合作生產環保路磚
八月	集團與廣東韶關鋼鐵集團合組合資公司，生產礦渣微粉
十月	投資界考察團參觀上海業務
十月	嘉安石礦有限公司獲頒香港工業獎之環保成就獎
十二月	集團與雲南昆明鋼鐵集團簽訂合資合同，發展礦渣微粉業務
十二月	嘉華慶祝進軍上海發展十週年

日期	事宜
二零零三年九月十七日	公佈截至二零零三年六月三十日止六個月之業績
二零零三年九月二十六日	寄送二零零三年度中期報告予股東
二零零三年十一月二十一日	派發二零零三年度之中期股息股份及現金股息
二零零四年四月十五日	公佈截至二零零三年十二月三十一日止年度之業績
二零零四年四月二十八日	寄送截至二零零三年十二月三十一日止年度之年報及有關重選董事、建議授予董事會購回本公司股份之一般授權及修改公司章程細則之通函予股東
二零零四年五月二十四日至二零零四年五月三十一日（首尾兩天包括在內）	暫停辦理股份過戶登記手續以確定股東收取截至二零零三年十二月三十一日止年度末期股息之資格
二零零四年五月三十一日	二零零四年度股東週年大會
二零零四年七月九日	派發二零零三年度之末期股息股份及現金股息

目 錄

公司簡介

嘉華建材有限公司之前身國際筒業有限公司於1991年在香港聯合交易所上市，專門製造及銷售混凝土管筒及其他預製混凝土產品，現時，嘉華建材屬下多間附屬及聯營公司，為香港和中國內地各大城市之政府及私人機構工程項目供應建築材料，是現時香港經營最全面綜合建材業務之上市公司，亦為本港五大建築材料供應商之一。

嘉華建材主席暨創辦人呂志和博士，MBE，太平紳士，LLD，DSSc，高瞻遠矚，洞察香港之基建及房屋需求必隨人口上升及經濟增長而劇增，於1955年創立首間嘉華公司，供應建材產品。經過數十年不斷開拓發展，公司已極具規模。

1997年，國際筒業收購母公司嘉華國際集團有限公司屬下在香港及內地建材業務，使其經營範圍擴展至石礦、預拌混凝土、水泥、瀝青和混凝土相關產品製造等並重組架構。同年5月，公司正式易名為嘉華建材有限公司。最近公司還投入生產礦粉及高強預應力管樁，進一步增加經營垂直綜合業務帶來之效益。

嘉華建材除了在香港擁有堅實基礎及優良商譽，近年亦策略性部署內地業務。至今，公司的生產基地分佈在北京、上海、廣州、深圳、南京、馬鞍山、湖州、珠海及惠東等地。嘉華建材近年重組架構，進一步提升管理及成本效益，並著力推行本地化計劃，提拔優秀管理人才，不斷強化內地業務之營運效益。

企業

本公司為一間有規模的專業建材公司，所有產品及服務，均力求完美。我們的使命是以客為本，致力為市場提供優質產品及服務。在追求卓越的精神下，我們以不屈不撓、群策群力及具遠見的經營理念，力求成為行業中的翹楚，並為股東帶來理想投資回報。

嘉華建材有限公司

二零零三年年報